HEINEKEN

Annual Report 2011


Heineken
ORIGINAL RECIPE
HEINEKEN LAGER BEER
TRADE MARK
Heineken
MEDAILLE D'OR PARIS 1875
GRAND PRIX PARIS 1889
EST.
1873
PREMIUM QUALITY
BREWED WITH PASSION FOR QUALITY

Welcome to HEINEKEN

HEINEKEN is one of the world's great brewers with its brands available in 178 countries around the world

We are

A proud independent global brewer committed to surprising and exciting consumers everywhere...

We value

A passion for quality, enjoyment of life, respect for people and respect for our planet...

We want

To win in all markets with Heineken® and with a full brand portfolio in markets where we choose.

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Contents

HEINEKEN

Agenda

for the Annual General Meeting of Shareholders of Heineken N.V., to be held at Beurs van Berlage, Damrak 243, Amsterdam on Thursday 19 April 2012 at 2:00 p.m.

Opening

1 a. Report for the financial year 2011.
  b. Adoption of the financial statements for the financial year 2011.
  c. Decision on the appropriation of the balance of the income statement in accordance with Article 12 paragraph 7 of the Company's Articles of Association.
  d. Discharge of the members of the Executive Board.
  e. Discharge of the members of the Supervisory Board.

2 Authorisations
  a. Authorisation of the Executive Board to acquire own shares.
  b. Authorisation of the Executive Board to issue (rights to) shares.
  c. Authorisation of the Executive Board to restrict or exclude shareholders' pre-emptive rights.

3 Amendments to the Articles of Association

4 Re-appointment of the external auditor for a period of four years

5 Composition Supervisory Board (non-binding nomination)
  a. Re-appointment of Mrs. M.E. Minnick as member of the Supervisory Board.
  b. Appointment of Mr. G.J. Wijers as member of the Supervisory Board.

Closing

Agenda items 1b to 5 are subject to approval of the Annual General Meeting of Shareholders.

Item 1c: Decision on the appropriation of the balance of the income statement
In 2007 a new dividend policy came into force. The new policy reinforces the relation between dividend payment and the annual development of net profit beia and continues to support the intention of Heineken N.V. to preserve its independence, to maintain a healthy financial structure and to retain sufficient earnings in order to grow the business both organically and through acquisitions. The annual dividend payout is 30-35 per cent of net profit beia. The interim dividend is fixed at 40 per cent of the total dividend of the previous year.

Within the scope of the dividend policy, it is proposed to the Annual General Meeting of Shareholders to determine the dividend for the financial year 2011 at EUR0.83 of which EUR0.30 was paid as interim dividend on 6 September 2011. The final dividend of EUR0.53 per share will be made payable on 2 May 2012. The total dividend will amount to EUR477 million.

Item 2a: Authorisation of the Executive Board to acquire own shares
The Annual General Meeting of Shareholders held on 21 April 2011 last gave an authorisation to the Executive Board to acquire own shares. The Annual General Meeting of Shareholders is now requested to extend the authorisation of the Executive Board. It is proposed that the Executive Board be authorised by the Annual General Meeting of Shareholders, for the statutory maximum period of 18 months, starting 19 April 2012, to acquire own shares subject to the following conditions and with due observance of the law and the Articles of Association:

a. the maximum number of shares which may be acquired is 10 percent of the issued share capital of the Company at any time during the authorisation;
b. transactions must be executed at a price between the nominal value of the shares and 110 per cent of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction, or, in the absence of such a price, the latest price quoted therein;
c. transactions may be executed on the stock exchange or otherwise.

The authorisation to acquire own shares may be used in connection with the long-term variable award and short-term variable pay for the members of the Executive Board and the long-term variable award for senior management, but may also serve other purposes, such as acquisitions. Pursuant to the Articles of Association, a resolution of the Executive Board to acquire own shares is subject to the approval of the Supervisory Board.

Item 2b: Authorisation of the Executive Board to issue (rights to) shares.
The Annual General Meeting of Shareholders held on 21 April 2011 last gave a general authorisation to the Executive Board to issue (rights to) shares. The Annual General Meeting of Shareholders is now requested to extend the existing authorisation of the Executive Board. It is proposed that the Annual General Meeting of Shareholders authorises the Executive Board for a period of 18 months, starting 19 April 2012, to issue shares or grant rights to subscribe for shares. The authorisation will be limited to 10 per cent of the Company's issued share capital, as per the date of issue.

The authorisation may be used in connection with the long-term variable award and short-term variable pay for the members of the Executive Board and the long-term variable award for senior management, but may also serve other purposes, such as acquisitions. Pursuant to the Articles of Association, a resolution of the Executive Board to issue shares or to grant rights to subscribe for shares is subject to approval of the Supervisory Board.

Item 2c: Authorisation of the Executive Board to restrict or exclude shareholders' pre-emptive rights
The Annual General Meeting of Shareholders held on 21 April 2011 last gave an authorisation to the Executive Board to restrict or exclude shareholders' pre-emptive rights. The Annual General Meeting of Shareholders is now requested to extend the authorisation of the Executive Board.

It is proposed that the Annual General Meeting of Shareholders authorises the Executive Board for a period of 18 months, starting 19 April 2012, to restrict or exclude shareholders' pre-emptive rights in relation to the issue of shares or the granting of rights to subscribe for shares.

Pursuant to the Articles of Association, a resolution of the Executive Board to restrict or exclude shareholders' pre-emptive rights in relation to the issue of shares or the granting of rights to subscribe for shares is subject to approval of the Supervisory Board.

Item 3: Amendments to the Articles of Association

The proposal to amend the Articles of Association of Heineken N.V. mainly relates to the new conflict of interest provisions of the Act on Management and Supervision *(Wet Bestuur en Toezicht)*, which is expected to come into force on 1 July 2012 and amendments to the Giro Securities Transactions Act *(Wet Giraal Effectenverkeer)* which came into force on 1 July 2011. It is, inter alia, proposed to amend the form of the shares held as giro securities from bearer (currently represented by one global share certificate) into registered shares. This will imply that Euroclear Nederland will be registered in Heineken N.V.'s shareholders register. Under the Giro Securities Transactions Act, the account holders at securities intermediaries *(intermediairs)*, such as banks and investment firms, will remain the actual shareholders *(deelgenoten)*. The current registered shares (which are held outside the giro system and are registered in Heineken N.V.'s shareholders register) will continue to exist in this form. These shares can (but do not have to) be exchanged for registered giro securities. Under the Giro Securities Transactions Act it is, subject to certain very specific exemptions, not possible to exchange giro securities (whether registered or bearer) for registered shares held outside the giro system. The amendments to the Articles of Association are in the preliminary definitions and in the Articles 5–13 and 15 as well as in the transitory provision at the end of the Articles of Association.

The proposal also includes an authorisation to execute the notarial deed of amendment. The amendment of the Articles of Association will come into force upon execution of the notarial deed. The full text with the proposed amendments can be obtained at the Company's offices. The text is also available on the Company's website www.theHEINEKENcompany.com

Item 4: Re-appointment of the external auditor for a period of four years

According to the Articles of Association, Article 13 paragraph 1, section h, the (re-) appointment of the external auditor is subject to approval of the Annual General Meeting of Shareholders (AGM). The external auditor, KPMG Accountants N.V. was last appointed for a period of four years in the AGM of 17 April 2008.

A structured evaluation process was conducted and focused on the audit assignment with regard to the consolidated financial reporting of Heineken N.V. and audit related assurance assignments concerning the Tax Control Framework, the development of Global Business Services and the assurance activities related to HEINEKEN's Sustainability Report. The evaluation took place under the supervision of the Executive Director Global Audit and was based on interviews with key individuals at both group and regional level. Finance managers of the main operating companies provided input for the assessment by means of questionnaires. Also the Executive Board and some members of the Audit Committee were interviewed. The main conclusions of the assessment have been discussed with the Executive Board and subsequently in the Audit Committee and the Supervisory Board meetings.

In addition to the evaluation of our external auditor, we also discussed the independence of our external auditor and the engagements we provide to the Big 4 accounting firms, and started to streamline their services. By streamlining their services for the Company, we will be able to increase the effectiveness and efficiency of the services of the Big 4 accounting firms related to for instance tax advisory services, supporting the implementation of our strategic business objectives and supporting activities in the development of our governance, risk and compliance framework. Clearly defining the roles and responsibilities of the Big 4 accounting firms the Company will reduce costs worldwide and increase the consistency, value and impact of their consultancy activities worldwide.

Because of the positive outcome of the evaluation of KPMG as our external auditor, and the initiatives to further streamline the consultancy services for accounting firms, we have chosen to continue with KPMG as our external auditor and not to invite tender offers. The Supervisory Board proposes to re-appoint KPMG Accountants N.V. as external auditor for a period of four years (financial statements 2012-2015).

Item 5a: Re-appointment of Mrs. M.E. Minnick

In accordance with the Articles of Association of the Company and the rotation schedule the Supervisory Board has made a non-binding nomination for the re-appointment of Mrs. Mary Minnick as member of the Supervisory Board with effect from 19 April 2012 for the maximum period of four years (i.e. until the end of the Annual General Meeting of Shareholders to be held in 2016). Mrs. Minnick (1959) is an American national and was first appointed in 2008. She fits the profile drawn up by the Supervisory Board, as set on our website. The Supervisory Board proposes to re-appoint Mrs. Minnick in view of her international, marketing and brand expertise. Mrs. Minnick is partner of Lion Capital in the UK, after having completed a 23 year career with The Coca Cola Company serving in various executive positions in the USA and Asia. Her last position was Executive Vice President Marketing, Strategy, R&D, packaging and environmental policies. Mrs. Minnick has an MBA from Duke University and a BA from Bowling Green State University.

Mrs. Minnick currently owns no shares in the Company and is independent, as defined in the Dutch Corporate Governance Code of December 2008.

Item 5b: Appointment of Mr. G.J. Wijers

In accordance with the Articles of Association of the Company the Supervisory Board has made a non-binding nomination for the appointment of Mr. Hans Wijers as member of the Supervisory Board with effect from 19 April 2012 for the maximum period of four years (i.e. until the end of the Annual General Meeting of Shareholders to be held in 2016). Mr. Wijers (1951) is a Dutch national and fits the profile drawn up by the Supervisory Board, as set on our website. The Supervisory Board proposes to appoint Mr. Wijers in view of his broad economic national and international experience, his experience with consumer products and his background in the field of relations between businesses and various governmental authorities.

Mr. Wijers is CEO of Akzo Nobel N.V. (retiring as per April 2012). Before joining AkzoNobel he was a senior partner and chairman of the Dutch office of the Boston Consulting Group and served as Minister of Economic Affairs.

He is a graduate of the University of Groningen and was Assistant Professor of Economics at the Erasmus University of Rotterdam, The Netherlands, where he received his PhD in economics.
Mr. Wijers has the following other directorships and functions:

- Non-Executive Director – Royal Dutch Shell PLC.
- Member of the Board of Directors – Concertgebouw N.V.
- Chairman – Natuurmonumenten
- Vice-Chairman – Young Pianist Foundation.

The number of functions complies with the Dutch Corporate Governance Code of December 2008.

Mr. Wijers is independent, as defined in the Dutch Corporate Governance Code of December 2008. He owns no shares in the Company.

Also visit www.theHEINEKENcompany.com

The meeting will be audiowebcast on www.theHEINEKENcompany.com

The Quick Read

Performance highlights

€17,123 million
Revenue +6.1%

€2,697 million
EBIT (beia) +2.8%

€1,584 million
Net profit (beia) +8.8%

164.6 million hectolitres
Consolidated beer volume +12.8%

27.4 million hectolitres
Heineken® volume in premium segment +5.4%

> **"HEINEKEN has once again demonstrated its ability to deliver a positive financial performance despite the challenging economic environment."**

Jean-François van Boxmeer
Chairman of the Executive Board/CEO

EBIT (beia)
in millions of EUR


1,748
1,932
2,095
2,623
2,697
2007
2008
2009
2010
2011

Consolidated beer volume
in millions of hectolitres


105.4
125.8
125.2
145.9
164.6
2007
2008
2009
2010
2011

Net profit (beia)
in millions of EUR


1,119
1,013
1,055
1,456
1,584
2007
2008
2009
2010
2011

Heineken® volume in premium segment
in millions of hectolitres


24.7
25.9
25.1
26.0
27.4
2007
2008
2009
2010
2011


¡Gooooool de la Roja!
Cruzcampo 1904
AMSTEL
PREMIUM PILSENER

Key figures[1]

Results

In millions of EUR	2011	2010[2]	Change in %
Revenue	17,123	16,133	6.1%
EBIT[3]	2,455	2,491	(1.4)%
EBIT (beia)[3]	2,697	2,623	2.8%
Net profit	1,430	1,447	(1.2)%
Net profit (beia)[3]	1,584	1,456	8.8%
EBITDA[3]	3,623	3,609	0.4%
EBITDA (beia)[3]	3,682	3,584	2.7%
Dividend (proposed)[6]	477	438	8.2%
Free operating cash flow[3]	2,093	1,993	5.0%

Balance sheet

In millions of EUR			
Total assets	27,127	26,662	1.7%
Equity attributable to equity holders of the Company[5]	9,774	9,932	(1.6)%
Net debt position	8,355	8,099	3.2%
Market capitalisation	20,605	21,134	(2.5)%

Results and balance sheet per share of EUR 1.60

Weighted average number of shares – basic[5]	585,100,381	562,234,726	4.1%
Net profit	2.44	2.57	(5.0)%
Net profit (beia)	2.71	2.59	4.5%
Dividend (proposed)	0.83	0.76	9.2%
Free operating cash flow	3.58	3.54	0.9%
Equity attributable to equity holders of the Company[5]	16.70	17.67	(5.4)%
Share price[4]	35.77	36.69	(2.5)%

Employees

In numbers			
Average number of employees	64,252	65,730	(2.2)%

Ratios

EBIT as % of revenue	14.3%	15.4%	(7.1)%
EBIT as % of total assets	9.1%	9.3%	(3.1)%
Net profit as % of average equity attributable to equity holders of the Company[4]	14.5%	19.4%	(25.3)%
Net debt/EBITDA (beia)	2.27	2.26	0.5%
Dividend % payout[6]	33.1%	30.2%	9.5%
Cash conversion rate	122.1%	125.6%	(2.8)%
EBIT (beia)/Net interest expenses	6.4	5.4	18.8%

[1] Please refer to the 'Glossary' for definitions.
[2] Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e of the Financial statements, this also applies to other sections of the Annual Report)
[3] 'EBIT, EBIT (beia), net profit (beia), EBITDA, EBITDA (beia) and free operating cash flow' are not financial measures calculated in accordance with IFRS. Accordingly, it should not be considered as an alternative to 'results from operating activities' or 'profit' as indicators of our performance, or as an alternative to 'cash flow from operating activities' as a measure of our liquidity. However, we believe that 'EBIT, EBIT (beia), net profit (beia), EBITDA, EBITDA (beia) and free operating cash flow' are measures commonly used by investors and as such useful for disclosure. The presentation on these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated. For a reconciliation of 'results from operating activities', 'profit' and 'cash flow from operating activities' to 'EBIT, EBIT (beia), net profit (beia), EBITDA, EBITDA (beia) and free operating cash flow' we refer to the financial review on pages 39 to 43.
[4] As at 31 December.
[5] Including the effect of the Allotted Share Delivery Instrument (ASDI).
[6] Excluding the effect of the ASDI.


STAR

History

The story began almost 150 years ago in 1864, when Gerard Adriaan Heineken acquired a small brewery in the heart of Amsterdam. Since 1886 the unique Heineken A-yeast has guaranteed the pure premium taste of Heineken® beer. After 13 years of prohibition, in 1933 Heineken® became available in America and in 1937 the first Heineken® beer was brewed outside the Netherlands, in what was then the Dutch East Indies.

Over the ensuing years, growth and acquisitions substantially expanded the Company, firstly in Western Europe and Africa, followed by acquisitions in Central and Eastern Europe and Russia. In 2010, HEINEKEN acquired the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. in Mexico (including its US and other export business) and Brazil, an acquisition that strengthened the Company's leading international portfolio with the addition of Dos Equis®, Sol® and Tecate®. In 2011, HEINEKEN continued to create new platforms for future growth by acquiring five new breweries in Nigeria and two new breweries in Ethiopia. The Company also started brewing Heineken® in Mexico and India.

Four generations of the Heineken family have been actively involved in the expansion of the Heineken® brand and the HEINEKEN Company throughout the world.

HEINEKEN today

HEINEKEN is a proud, independent global brewer committed to surprise and excite consumers everywhere. Four key attributes make the Company different: Heineken® is the first and only truly global beer brand, enjoyed in 178 countries around the world; a unique, worldwide footprint with operations in 71 countries, ensuring a broader reach for our brands than any other brewer; an internationally diverse, dynamic, committed and entrepreneurial team of around 70,000 employees; and the passion of the Heineken family remains as strong today as it was in 1864 when we first started brewing beer.

Wherever you are in the world, you are able to enjoy one of our brands. We own, market and sell more than 250 of them. Our principal global brand is Heineken®, the world's most valuable international premium beer brand. Other international premium, regional, local and specialty beers include Amstel®, Birra Moretti®, Cruzcampo®, Desperados®, Dos Equis®, Foster's®, Newcastle Brown Ale®, Ochota®, Primus®, Sagres®, Sol®, Star®, Tecate®, Zlaty Bazant® and Żywiec®. Our leading joint venture brands include Anchor®, Cristal®, Kingfisher® and Tiger®.

In addition to our global portfolio, HEINEKEN is the world's biggest cider maker with brands such as Strongbow Gold® and Bulmer's®.

Where we operate

HEINEKEN is the world's most international brewer, thanks to our global network of distributors and 140 breweries in 71 countries.

We achieve our global coverage through a combination of wholly-owned companies, licence agreements, affiliates and strategic partnerships and alliances. Some of our wholesalers also distribute wine, spirits and soft drinks. In Europe, we are the largest brewer and our brands are well established in these profitable markets. Due to our acquisitions and joint ventures in Africa, Asia, India and Latin America, we also have a strong platform for current and future growth from these emerging beer markets.



Overview

Our Business Priorities

HEINEKEN is focused on five business priorities. Each one helps us to achieve our goal of winning in all markets with Heineken® and with a full brand portfolio in markets where we choose.

1. Grow the Heineken® brand

The Heineken® brand is a key strategic asset and is the undisputed leader in the international premium segment, being twice the size of the nearest competitor brand. Heineken® has consistently outperformed the overall beer market and the international premium segment over the past several years. We aim to excite our consumers with effective global marketing platforms, such as the current 'Open Your World' campaign. We continue to explore opportunities to introduce the Heineken® brand in new markets in response to a growing consumer demand for high quality, premium beer brands around the world.


facebook
Heineken · UEFA Champions League
WATCH THE FILMS
STAR PLAYER

Facebook

Heineken® is winning in the online space. In December, HEINEKEN and Facebook announced a global partnership, which will see the two companies collaborate on digital campaigns. The Heineken® Facebook fan page is already the largest for any beer brand with over five million adult users.

2. Consumer-inspired, customer-oriented and brand-led

HEINEKEN is committed to being part of the conversation with consumers and recognised as the preferred partner for its customers. HEINEKEN has more than 250 international, regional, local and specialty beers and other beverages meeting a diverse range of consumer tastes and preferences. We are investing in the expansion of our global brands including Desperados, Strongbow Gold, Amstel and Sol and are increasing the rate of innovation to drive top-line growth. Strong customer management capabilities and world class in-store execution enables HEINEKEN to create value for its customers and drive long-term business success.


DESPERADOS

Desperados

Desperados enjoys a super-premium positioning and differentiation as a tequila flavoured beer. A proven success in existing markets in Europe, it was introduced in 10 new markets in 2011 and benefits from limited sourcing points to maximise economies of scale.

3. Capture the opportunities in emerging markets

HEINEKEN has transformed its emerging market presence in recent years through a clear acquisition strategy, strong organic growth and our excellent joint venture partnerships. In Africa, HEINEKEN has operations in 20 countries and exports to virtually all countries in the region. We also have a long-standing presence in Asia Pacific, a region offering attractive growth potential for the international premium segment. We have strengthened our emerging market footprint in the Americas following the acquisition of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. in Mexico and Brazil. HEINEKEN continues to target future profit growth through exploiting the enormous potential offered in emerging markets.



Ethiopia

In the summer, HEINEKEN acquired two breweries in Ethiopia, one of Africa's most exciting beer markets. Ethiopia is the continent's second most populated country and its beer market has grown approximately 20 per cent per year over the past five years.

4. Leverage the benefits of HEINEKEN's global scale

As the world's most international brewer we are investing in new business initiatives aimed at better leveraging the scale of our global operations, including logistics, marketing, purchasing and tax. One example is the recent formation of a Global Business Services (GBS) organisation. The Company has established a HEINEKEN Global Shared Services Centre (HGSS) in Kraków, Poland and HEINEKEN Global Procurement Company (HGP) in the Netherlands. These initiatives will enable HEINEKEN to deliver high quality services to the business, while also delivering operational cost efficiencies.



Global Business Services

In October, the Company announced that it had selected the city of Kraków as the location for its in-house HEINEKEN Global Shared Services Centre. The centre is expected to become operational in 2012. HGSS will deliver select business services for transactional finance activities.

5. Drive personal leadership

HEINEKEN employs around 70,000 people in 71 countries. As our business grows in scale and complexity, people are a main source of competitive advantage. We need them to think globally, work collaboratively together and to inspire and develop. Speaking a common language and building capabilities – from marketing and sales to finance and human resources – we are harnessing the power of a geographically diverse team to ensure we win consistently.



Building capabilities

HEINEKEN will continue to strengthen the capability of its people to achieve its vision. Central to our investment in functional and leadership skills development is building a culture of high performance and achievement that is open to new ideas and learning, encouraging collaboration and innovation.

Brewing a Better Future

Integral to enabling the Company to achieve its business objectives is its approach to sustainability. In April 2010 we introduced our 'Brewing a Better Future' approach to creating real sustainable value for all our stakeholders. It has provided the Company with a roadmap and reflects our integrated and long-term ambition to become an even greener business. We focused on three strategic imperatives: Continuously IMPROVE the environmental impact of our business brands; EMPOWER our people and the communities in which we operate; Positively IMPACT the role of beer in society. We want to use our position as the world's most international brewer to help drive positive change and play our role in creating a better world in which we can all live and prosper.


Heineken
SUNRISE
BELONGS TO
MODERATE
DRINKERS

Moderate drinking

In December, HEINEKEN launched the latest phase in its global approach to encourage the responsible consumption of its brands. The new advertisement, titled 'Sunrise belongs to moderate drinkers' continues to use Heineken® to deliver and reinforce this important message.

Chief Executive's Statement

"During the year we were able to strengthen the positions of our brands in the hearts and minds of consumers across the globe"

Jean-François van Boxmeer
Chairman of the Executive Board/CEO


Heineken

Heineken N.V. Executive Board
Right: Jean-François van Boxmeer
Chairman of the Executive Board/CEO

Left: René Hooft Graafland
Member of the Executive Board/CFO

A unique business



Financial performance

In 2011, we made strong progress in driving growth in group beer volumes and revenues of 11 per cent and 6.1 per cent respectively, contributing to an increase in global market share. This performance reflects increased investment in marketing, as well as the rebalancing of our geographic footprint over the past five years. Once again, the Heineken® brand outperformed both the beer market and the rest of our portfolio and we continued to deliver significant cost savings of EUR178 million under the Company's Total Cost Management (TCM) programme. At the start of the year we shifted our focus from costs and cash to top-line growth. Only by growing revenues and market share can we continue to grow our profitability. At the same time we made the decision to make significant investments in our central capabilities, notably in the commercial area to support top-line growth and in Global Business Services to leverage our scale.

Winning in uncertain times

There is an old adage that says that tomorrow is always uncertain. This year proved that this remains as true as ever. The political and social unrest in North Africa created difficulties for our Egyptian and Tunisian businesses in particular. The economic challenges in Europe and the US continued to adversely impact consumer confidence. During the wettest summer for decades, consumers across much of Europe stayed indoors whilst our plans were built on them being outside enjoying the sun and our products.


Heineken
Heineken
Heineken

Despite all this we were still able to strengthen the position of our brands in the hearts and minds of consumers across the globe. This is a testament to our ability to adapt to changing consumer needs and to remain relevant. It is also a positive sign that the factors that make our Company unique are delivering – the Heineken® brand; the broadest global footprint; diverse and entrepreneurial employees; and the heritage and continued support of the Heineken family. Together, these factors enable us to take actions based firmly on the future, to support sustainable business growth.

Reaffirming our priorities

During the year our business leaders undertook a significant strategic review in order to reframe our business priorities based on our unique assets and core competencies. The five priorities reflect where we are focusing our efforts:

- Grow the Heineken® brand
- Consumer-inspired, customer-oriented and brand-led
- Capture the opportunities in emerging markets
- Leverage the benefits of our global scale
- Drive personal leadership.

We have made clear progress in each of these areas in the past 12 months.

Business priorities

Grow the Heineken® brand

Consumer-inspired, customer-oriented and brand-led

Capture the opportunities in emerging markets

Leverage the benefits of HEINEKEN's global scale

Drive personal leadership

Strengthening our position in emerging markets

The strategic investments that we have made and the returns we are generating highlight the resilience of our emerging markets in the face of the current global economic challenges. Our African operations have continued to expand. This year we made further investments in future growth through the acquisition of five breweries in Nigeria, alleviating capacity constraints and helping us to meet the growing consumer demand for our brands in this important African country. We also entered the Ethiopian market with the purchase of two breweries. Ethiopia is an attractive and emerging beer market that offers strong growth potential. Our Latin American businesses are performing well and are benefiting from the acceleration of our plans to grow the Heineken® brand. Our partnerships continue to perform strongly. In China, our joint venture, Asia Pacific Breweries (APB), opened a new brewery. Located in Guangzhou, it is dedicated to brewing Heineken®, Tiger and Anchor. In India, we began brewing Heineken® in partnership with United Breweries (UBL) for the first time. Both are core to our plans to target the rapidly growing premium segment in each country. In addition, our joint ventures in Chile and South Africa are delivering solid growth.

Winning in Europe

At the same time, we have continued to adapt our business to the changing consumer dynamics in our traditional heartland. The challenges of Europe's economic situation have been well documented, but by investing in our leadership position we are ensuring that we are best placed to capture current and future opportunities. We continue to focus on optimising efficiencies as well as driving innovation. During the year, we supported the further roll-out of two of our global brands, Desperados and Strongbow Gold. In the UK, we acquired the Galaxy Pub Estate, consisting of 918 high quality pubs. We also entered into multi-country agreements with large retailers whose regional footprint matches our own.

Investing in our future

We win if we surprise and excite our consumers. We win if we create a sustainable business. And we win if we invest in the capabilities of our people. All three have been a priority in 2011.




open your world

To become part of our consumers' conversations, we have invested in the creation of the award winning Heineken® 'Open Your World' advertising campaign, as well as supporting a number of the world's most exciting sports competitions, music and film events. We are most prominent and leading in the online space where our consumers spend an increasing amount of their time. Global deals in 2011 with Google and Facebook will ensure that we can build on the impetus that has been created.

Brewing a Better Future was launched in 2010. In 2011, it has been embedded in how we think about and conduct our business. Operating Companies are publishing sustainability reports, and delivering their own three-year sustainability plans. We have created genuine momentum behind our aim to create value across society as a whole.

Building our capabilities is essential to winning. Across the Company we are equipping our people with the skills needed for the changing competitive environment. From Supply Chain to Finance and from HR to Marketing, initiatives are under way to strengthen our core skills and deepen the pipeline of talented, experienced leaders who are able to operate in markets all over the world.


HEINEKEN

Winning the right way

We are twice the size we were ten years ago and the regulatory environment is continually changing. Ensuring that all our employees act in a way consistent with our values and the law is something that we take very seriously. Therefore, in 2011 we began a thorough review of our Company Rules to ensure our processes meet the needs of tomorrow and that we have a consistency of approach across our key governance areas.

A new visual identity

In September, we launched a new visual identity for the Company. The new HEINEKEN 'spark' reflects the changing scale and scope of our business. It is helping us to tell the story of the new HEINEKEN, and to tell it with a reflection of pride and confidence in the future.

Thank you

As I do every year I want to thank all my colleagues around the world for their focus and commitment. They continue to rise to every challenge that they face. It is a privilege to work with them all and to lead this truly special Company. I would also like to thank every one of our consumers who make the choice to enjoy one of our brands, our business partners for their continued support and all our stakeholders for their input into what we do and how we do it.

Jean-François van Boxmeer
Chairman of the Executive Board/CEO

Amsterdam, 14 February 2012

Outlook 2012

In 2012, HEINEKEN expects to benefit from continued positive growth momentum in higher growth economies and from revenue enhancing initiatives in developed markets. In addition, revenue development will continue to be supported by an ongoing shift towards higher growth economies in Africa, Latin America and Asia.

The Heineken® brand is expected to continue its strong performance in the international premium segment. The 'Open Your World' campaign will be activated around the world. HEINEKEN will also invest in the expansion of its other global brands – Desperados, Strongbow Gold and Amstel – with further planned introductions in new markets in 2012. In addition, Sol, our Mexican global priority brand, will be launched internationally from 2012. HEINEKEN expects marketing and selling (beia) expense as a percentage of revenue to remain broadly in line with 2011 (12.8 per cent).

HEINEKEN anticipates an approximate 6 per cent increase in input costs per hectolitre, primarily reflecting higher pricing for malted barley. The Company expects to mitigate this impact through the implementation of planned revenue growth initiatives, as well as ongoing efficiency programmes.

Following the successful completion of TCM in 2011, HEINEKEN is introducing a new EUR500 million cost saving programme (TCM2) that will run from 2012 to 2014 across Supply Chain, Commerce, Wholesale and other functions. TCM2 is focused on driving operational cost efficiencies, and on leveraging HEINEKEN's increasing global scale, primarily enabled through the Global Business Services (GBS) organisation formed in 2010. The initial scope of GBS will require an upfront investment of approximately EUR200 million through to the end of 2014, of which EUR32 million has already been incurred in 2011. These will be reported as part of the Company's operating costs.

HEINEKEN has made strong progress on the realisation of its targeted EUR150 million cost synergies related to the acquired beer operations of FEMSA and expects to achieve this during 2012.

HEINEKEN expects a further organic decline in the number of employees in 2012.

HEINEKEN expects a slight increase in the effective tax rate (beia) in 2012 (2011: 26.8 per cent) and forecasts a slightly higher average interest rate of around 5.5 per cent (2011: 5.2 per cent), primarily reflecting a movement in the currency mix of its debt.

Alongside ongoing business capability investments to leverage its global scale, HEINEKEN continues to focus on capital investment in higher growth markets. The Company plans to increase capital expenditure on property, plant and equipment to approximately EUR1.25 billion (2011: EUR800 million) reflecting investment in additional capacity and the renewal and expansion of its returnable bottle fleet in higher growth markets. As a consequence, HEINEKEN expects a cash conversion ratio below 100 per cent.

Executive Committee


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The two members of the Executive Board, the five Regional Presidents and six Chief Officers together form the Executive Committee. The Executive Committee is the highest consultative body within HEINEKEN. The Executive Committee supports the development of policies and ensures the alignment and continuous implementation of key priorities and strategies across the organisation.

1. Jean-François van Boxmeer (Belgian; 1961)

Chairman Executive Board/CEO

In 2001, appointed member of the Executive Board and from 1 October 2005 Chairman of the Executive Board/CEO. Joined HEINEKEN in 1984 and held various management positions in Rwanda (Sales & Marketing Manager), Democratic Republic of Congo (General Manager), Poland (Managing Director), and Italy (Managing Director). Executive Board responsibility for HEINEKEN Regions and Global functions: Human Resources, Corporate Relations, Supply Chain, Commerce, Legal Affairs, Strategy, Internal Audit and Company Secretary.

2. René Hooft Graafland (Dutch; 1955)

Member Executive Board/CFO

In 2002, appointed member of the Executive Board. Joined HEINEKEN in 1981 and held various management positions in Democratic Republic of Congo (Financial Director), the Netherlands (Marketing Director), Indonesia (General Manager) and the Netherlands (Director Corporate Marketing, Director HEINEKEN Export Group). Executive Board responsibility for Global functions: Control & Accounting, Tax & Financial Markets, Business Development and Business Services.

3. Didier Debrosse (French; 1956)

Regional President Western Europe

Joined HEINEKEN in France in 1997 as Sales and Marketing Manager, after having worked with Nivea and Kraft Jacobs Suchard, where he held various commercial positions. He was later appointed General Manager of Brasseries HEINEKEN in France. In 2003, he became Managing Director of HEINEKEN France and Regional President in 2005.

4. Frans Eusman (Dutch; 1962)

Chief Business Services Officer

Joined HEINEKEN in 1987. He has worked in various finance and general management positions in Europe and Asia, which included his role as Corporate Control & Accounting Director from 2003 to 2005. From 2005 to 2010, he was President of HEINEKEN France. In 2010, he was appointed Chief Business Services Officer.

5. Marc Gross (French; 1958)

Chief Supply Chain Officer

Joined HEINEKEN in Greece in 1995. In 1999, he became Regional Technical Manager North, Central and Eastern Europe. In 2002, he became Managing Director of HEINEKEN Netherlands Supply. Prior to joining the Company he held various management roles with international food and consumer businesses. He was appointed Chief Supply Chain Officer in 2005.

6. Siep Hiemstra (Dutch; 1955)

Regional President Africa and the Middle East

Joined HEINEKEN in 1978. In 1989, he was appointed HEINEKEN Country Manager of HEINEKEN Export based in Seoul, South Korea. Subsequently, he held various management positions in several countries. In 1995, he returned to the Netherlands to take up the position of Deputy Director Central Africa for HEINEKEN's Africa and the Middle East Region. In 1998, he was appointed Regional Director SEA/Oceania with Asia Pacific Breweries Ltd. in Singapore. In 2001, he was appointed Director of HEINEKEN Technical Services in the Netherlands and Regional President HEINEKEN Asia Pacific in 2005, based in Singapore. He was appointed to his current position in August 2011.


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7. Jan Derck van Karnebeek (Dutch; 1967)
Regional President Central and Eastern Europe
Joined HEINEKEN in 1991 as management trainee. In 1999, he was appointed Commercial Director HEINEKEN, Slovak Republic. In 2001, he became General Manager HEINEKEN Beer Systems in the Netherlands. From 2006 until 2009, he managed HEINEKEN/CCHBC, Bulgaria and in 2009 became Managing Director HEINEKEN Romania. He became Regional President, HEINEKEN Central and Eastern Europe in January 2012.

8. Alexis Nasard (Lebanese; 1966)
Chief Commercial Officer
Joined HEINEKEN in February 2010 as Group Commerce Director, after 17 years with Procter and Gamble (P&G) in senior marketing and management roles. From 2006, he was General Manager of the Personal Care business for Central and Eastern Europe, the Middle East and Africa. Prior to P&G, he was a strategic planning analyst at Bechtel Corp in the US.

9. John Nicolson (British; 1953)
Regional President Americas
Entered the beer industry in 1993 through Foster's Brewing Group as Group Executive Director of the Courage business. In 1995, Scottish & Newcastle acquired the Courage business and he took up the role of Group Marketing Director. From 2000 until April 2008, John was an Executive Board member of Scottish & Newcastle plc. In October 2008, he was appointed Regional President, HEINEKEN Americas.

10. Michael O'Hare (Irish; 1967)
Chief Human Resources Officer
Joined HEINEKEN as Chief HR Officer in May 2009, following 13 years at PepsiCo, two of them as Chief Personnel Officer Asia. Between 1998 and 2004, he was based in the US both within Head Office and operating business units. From 2004 to 2007, he held the function of Chief Personnel Officer/VP Greater China. Prior to this, he spent five years in Finance.

11. Sean O'Neill (British; 1963)
Chief Corporate Relations Officer
Joined HEINEKEN in 2004 as Communication Director, following eight years in senior roles within the alcoholic beverages sector. Prior to this, he held international management roles with a global corporate affairs and communication consultancy based in the UK, Russia, the Middle East and Australia. In 2005 he was appointed to his current role.

12. Theo de Rond (Dutch; 1954)
Regional President Asia Pacific
Theo de Rond joined HEINEKEN in 1978. From 1994 to 2001, he was responsible for sales and marketing at HEINEKEN Netherlands. In 2001, he became HEINEKEN's Corporate Marketing Director. From 2003 to 2007, Theo managed the Company's joint venture Guinness Anchor Berhad in Malaysia. In 2007, he was appointed General Manager of HEINEKEN's joint venture CCU in Chile. He was appointed Regional President Asia Pacific in August 2011.

13. Floris van Woerkom (Dutch; 1963)
Chief Control & Accounting Officer
Joined HEINEKEN in 2005 as Group Control & Accounting Director, after having worked with Unilever for 18 years, where he held various international positions including in the US, Finance Director in Mexico and Regional Vice-President Finance in Latin America.

Operational Review

Winning brands



Heineken® won five Cannes Lions creativity awards in June

The Heineken® brand

In 2011, Heineken® had another strong performance with volumes growing 5.4 per cent in the international premium segment (IPS). The double-digit growth in Asia Pacific and Africa and the Middle East was pleasing, as was the growth in developed markets, which was higher than the rest of our portfolio. The Heineken® brand strengthened its leadership position in the IPS and continues to be twice the size of its nearest competitor. In 2011, the brand was launched in Mexico and India, two markets offering attractive long-term growth potential.

With the brand new 'Man of the World' positioning now embedded in all Heineken® marketing activities, the brand has further differentiated itself and through its distinctive campaigns, continues to delight and surprise consumers around the world.

Some key achievements of the Heineken® brand in 2011:

- The new iconic Heineken® glass bottle completed the redesign of the global brand packaging range. It has been rolled out in 154 markets to ensure a more modern and consistent visual identity for the brand. In 2011, 90 per cent of one-way bottles were replaced. This change of bottle delivered consistency and efficiency, and supported our sustainability commitment to reduce the amount of glass we use in our packaging. This initiative helped us use 14,000 tons less glass in 2011 (-3 per cent).
- The new global tagline 'Open Your World' has been implemented in 100 per cent of our markets worldwide on all above-the-line communication and other marketing activities where applicable. This has ensured an inspiring and consistent positioning for the Heineken® brand.
- A new global advertising campaign was implemented across 50 markets. The two executions so far – The Entrance and The Date – consisted of two films supported by innovative complementary digital content. By the end of the year, they had received more than 15 million online views. The campaigns also received critical acclaim from our peers, winning more than 30 communication awards, including five Cannes Lions in June.
- Winning in the digital space is a key factor in the success of the Heineken® brand. Investment in this channel has increased significantly, resulting in our digitally active markets moving to a localised version of the Heineken.com website. In addition, during the year the Heineken® brand became Facebook's most popular beer brand with five million adult consumers as fans.
- The Company further extended its leadership within the digital space by signing global partnerships with Google in June and Facebook in December. The partnerships will support growth plans for Heineken® and a number of the Company's other leading brands.



Heineken® sponsored the Rugby World Cup, for the fourth time, in 2011 in New Zealand.

- The 2011 UEFA Champions League continued to be a hit with consumers. More than 100 of our markets activated this platform, generating more than four billion views during the year. At the beginning of the 2011–2012 season, Heineken® launched its new campaign called 'Legendary football' featuring some real-life Champions League 'legends' in break-bumpers, TV commercials and digital content. In parallel, the award winning, first-of-its-kind interactive digital Heineken® Star Player game was released and will be fully leveraged during 2012. We extended our support of the UEFA Champions League in May. The new contract runs until 2015.
- The 2011 Rugby World Cup in New Zealand was a big Heineken® success with 670 million views of our advertising and online content. The sponsorship was activated in more than 20 markets.
- The new innovative aluminium bottle featuring a surprising 'glow in the dark' effect only seen in ultraviolet light was launched in 40 markets and received a number of design awards, including a prestigious Cannes Lion.
- As part of our commitment to reduce harmful drinking, we introduced a major new commercial, fully integrated with our 'Open Your World' campaign. This new approach, 'Sunrise belongs to moderate drinkers', aims to make moderate consumption aspirational. This approach is supported by both online and PR investment and will be leveraged in markets across the world throughout 2012.

In 2012, we will continue to approach the growth of the Heineken® brand with the same philosophy – to delight and surprise consumers everywhere.


RUGBY
2011
Heineken
Zealand 2011


DESPERADOS
TEQUILA

Investing in other global brands

HEINEKEN fully understands the growth opportunity that global brands offer. And, with our marketing capabilities and world presence, no one is better placed to build and launch global brands than us. With this in mind, we have identified a select number of brands that we believe have the potential to resonate well with consumers and grow over the long term into genuine, international or global brands:

- *Strongbow Gold*, a cider addressing consumer demand for a refreshing alternative to beer. In 2011, we piloted an integrated marketing campaign to launch the brand in Italy. In 2012, Strongbow Gold will be introduced in more markets globally.
- *Desperados*, a tequila flavoured beer was successfully introduced into a number of European markets. It has generated double digit growth and will be further expanded into new markets in 2012.
- *Sol* a genuine Mexican 'fun' brand with more than 100 years of history has developed a new integrated marketing campaign that will be introduced in selected European markets in 2012.
- *Amstel*, founded in 1870, launched a new brand extension – Premium Pilsner – in Greece and Russia, with encouraging early results.

Innovation

Value enhancing, consumer-focused innovations continue to be an essential ingredient for top-line growth. In the past year, we continued reinforcing the innovation culture, aligning the worldwide organisation behind one global innovation process. Sharing our knowledge and creativity facilitates this process, allows us to surprise our consumers with category-expanding products and leverage these innovations across markets.


AMSTEL
THUIS



By the end of 2011, our innovation rate was 4.1 per cent, in line to reach our 2020 goal of 6 per cent. The new global innovation initiative, PET Draught Keg, has been introduced in the Netherlands, Brazil and Italy, with Spain to follow. 'David Green Special', our on-trade draught equipment which significantly reduces energy consumption, continues to be rolled out across the world. Orion, our in-bar draught beer storage system, delivered better quality draught beer, helping to increase beer sales in many outlets by double digits. Slovakia, Czech Republic and Spain turned this into a competitive advantage.

After a number of successful, new individual market launches, we see significant opportunities for several alcohol-free propositions like Cruzcampo Sin and Amstel Sin. In addition, the Radler fruit-flavoured beer line extensions have been introduced across Central Europe.

Focus on consumers and portfolios
We have continued to utilise our 'Building Winning Portfolio' process, providing a clear competitive advantage to our markets. Portfolio reviews were completed in France, Spain, Ireland, Romania and Hungary, while another three will be completed early 2012.

A new initiative in 2011 was the creation of the global consumer segmentation framework that identifies the common drivers of beer consumption in countries representing roughly 80 per cent of our turnover. This helps with our targeting, product innovation and creation of campaigns.

The knowledge developed in the area of portfolio management has become an integral part of the Marketing Capabilities training programme, ensuring the required competencies are transferred to marketers in our businesses across the world.

Capability building
We made considerable investments in both the marketing and the sales capability teams in Global Commerce during the year. These allow us to embed more rigorous, standardised and professional tools and processes in the fields of brand, portfolio, channel and customer management.

The Marketing Capability programme has been developed on the basis of our Brand Building Framework – a simple three-step approach that will establish a consistent way of working in all geographies for all our brands:

1) Where to Play, identifying the consumer opportunities in the market;
2) How to Win, developing consumer centric and brand-led strategies; and
3) What to Do, defining the most effective marketing executions.

All courses of the Marketing stream are based on the Brand Building Framework, and provide marketers with principles and best practices on fundamental brand building capabilities.

The Introduction to the Brand Building Framework, Foundations of Consumer Insights and TV Advertising training programmes were launched in 2011, with participant satisfaction exceeding 95 per cent.

A clear and tangible example of our commitment to being *consumer-inspired, customer-oriented and brand-led* has been the establishment of the Global Commerce University (GCU) in Amsterdam. This learning centre, equipped with the most recent technology to make the learning experience effective and engaging, will train all our marketing and sales teams in leading-edge consumer marketing approaches. We have also embedded the Rules on Responsible Commercial Communication within the curriculum of the GCU. All course materials are made available on the GCU website, accessible by all Commerce employees anywhere in the world. They can also blog and exchange experiences on brand building matters and create a community based on the line: 'Only strong brand builders build strong brands'. Additionally, we have created a high level, condensed, consumer insights and trends course for all General Managers to support them in their roles.

The Sales Capability programme is all about winning with customers. In 2011, the GCU sales capability department developed, piloted and started to deploy a number of priority programmes for further roll-out in 2012. Firstly, a sales capability assessment tool called Sales NAVIGATOR has been developed and implemented across Europe to identify key development areas in sales and trade marketing capabilities. As a result, a prioritised roadmap of key programmes has been developed. We have defined a global Category Vision on how to regain growth of the beer and cider category based on solid Consumer, Shopper and Customer insights. This Category Vision will be the platform for our customer collaboration and drive joint business-planning as a fundamental way of working. Other programmes are Shopper Insights, Channel Strategy, Distributor Management and Customer Planning.

152,000 of our beers are enjoyed around the world every minute


STRONGBOW
GOLD
Sol

Brewing a Better Future

One better future
In the last decade, HEINEKEN has made considerable steps forward in its efforts to become a truly sustainable business.

Throughout that journey, we have been advised, awarded, supported, and sometimes criticised by our stakeholders. It is this connection with, and interest from, those whose lives we touch that has enabled, encouraged and sometimes forced us to do more. That is why we have long recognised that sustainability is a journey that has to be shared – we cannot meet our aspirations or our commitments if we think and act alone.

Adopting that philosophy has meant transforming the way we do business and the way we engage our stakeholders. Nothing better exemplifies this than the construction and implementation of Brewing a Better Future itself, our ten-year renewed approach to sustainability.

Brewing a Better Future
Brewing a Better Future was born out of close discussion with our stakeholders. It is based on three strategic imperatives around which we have built our commitments and programmes:

I. Continuously improve the environmental impact of our brands and business
II. Empower our people and the communities in which we operate
III. Positively impact the role of beer in society.

We have created 23 programme areas that by 2020 will bring our words 'Brewing a Better Future' to life with our people and our stakeholders and which cover our material impacts as well as our value-based approach to people and society. Our Sustainability Report provides a comprehensive commentary and report on our progress. It can be found on our website at www.theHEINEKENcompany.com.

Embedding in markets
It is this market-based approach that we believe is fundamental to success. In 2011, our businesses, within the scope of Brewing a Better Future, took even greater responsibility for the delivery of the agenda. Each has its own sustainability committee, and three-year sustainability plan integrated within the strategy of the business unit.

In 2011, there were again some notable achievements and actions by our markets that helped make the Brewing a Better Future framework real; to name a few:

- HEINEKEN in the UK achieved the highest ranking of Platinum Plus in Business in the Community's 2011 Corporate Responsibility Index (CRI), the UK's leading voluntary benchmark of corporate responsibility. HEINEKEN also achieved the 'Best in Food and Drink Sector'
- In Greece, Athenian Brewery received the Gold award in the local Corporate Responsibility Index (CRI)



'Sunrise' campaign is helping to make responsible drinking aspirational.

- In Belgium, Alken-Maes Brewery launched a new Solar Photovoltaic electrical power plant, having 6000 solar panels operational on top of the brewery's roof, making it the largest solar energy installation in a brewery in Europe
- HEINEKEN Ireland launched the first company-wide volunteer event on National Volunteer Day
- In the Netherlands, HEINEKEN started a new campaign – in close partnership with GGZ Friesland (a health association) – to inform young campers on the Dutch island of Terschelling about responsible consumption.

However plans cannot be successfully implemented without understanding. So, in order to support delivery, in 2011 we launched the HEINEKEN Sustainability Academy, an online learning platform accessible to all employees worldwide. In the Academy, our employees can follow modules on topics ranging from carbon footprint to Code of Business Conduct. We are building in face-to-face training and workshops, as well as internal webinars and updates on specific issues relevant to sustainability. These elements motivate, inform and inspire our people and, we believe, support, accelerate and improve our delivery.

Measurement and transparency

Ultimately, how well we deliver will be the indicator to ourselves and our stakeholders if we are on track and delivering value across all our stakeholders. That means a commitment to measurement, transparency and dialogue.

Therefore, in 2011 we put a great deal of thought and effort into how we more accurately measure what we are doing and the progress we are making against our commitments. To this end, we introduced a scorecard for all our markets; the Green Gauge. With this scorecard we track our performance against each of the three strategic imperatives and the enablers on a quarterly basis.




Heineken
LEAN and GREEN



Once we have measured, verified and audited, it has always been our practice to share transparently. In 2011, as part of our commitment to increased levels of transparency, we made two significant steps forward. Firstly, we compiled and published 27 market-based sustainability reports. You can view these on our website.

Secondly, we participated in external assessments and measurements. Some notable ones were:

- SAM Dow Jones Sustainability Index: We were disappointed that within the beverage category we did not make the top three list. However, improvement was clear: we achieved our highest ever score and we improved our performance in the areas in which we underperformed last year. The sustainability bar is being set higher every year and this can only be good for learning and ultimately for society
- Carbon Disclosure Project (CDP): This year we participated in the Investors CDP, and made our disclosure publicly available. With a disclosure score of 59 and a performance category D, there is obviously room for improvement, and we will focus on this in the months to come
- Carbon Disclosure Project on Water: Water is one of the most important resources for the planet and for us. It is high on our materiality rating. Therefore, for the first time, we participated in the CDP on Water in 2011
- FTSE4Good: We again received recognition from the FTSE4Good and retained our inclusion within this important index.

Brewing a Better Future is a long-term ambition, which has continuous improvement built into the way of working and thinking. As we move into 2012, we will work on these improvements and will again consult our stakeholders in order to confirm existing and set new commitments for the three years to 2015.

Working with partners and stakeholders – a core philosophy

Our philosophy of sharing the journey by working with partners and stakeholders meant that in 2011 we significantly increased our work with relevant groups and individuals around the world.

For us, the journey began early in January 2011 when we became a founding member of the UN Global Compact LEAD in recognition of our efforts. We also participate in the Taskforce on Strategic Social Investment and Philanthropy and have been actively involved in meetings of UN Global Compact LEAD.

Early in the year, we increased our participation level (to industry partner) with the World Economic Forum and are now participating in three working groups: New Vision for Agriculture, a strategic partner within Water Management and a member of the Wellness Alliance.

In mid-year, we joined the Clinton Global Initiative, making a commitment to source 60 per cent of the raw materials used for our African beer in the region by 2020.

As part of our commitment to reducing harmful drinking, our Chief Corporate Relations Officer, Sean O'Neill became Chairman of the International Centre for Alcohol Policies (ICAP), a global think tank focused on effective alcohol policy and science. As a company we filed a new impactful commitment to the European Forum on Alcohol and Health.







Later in the year we joined forces with other major Dutch multinationals such as Unilever, Philips, DSM, KLM, and AkzoNobel within the Dutch Sustainable Growth Coalition.

In addition to these, we are actively engaged in an increasing number of organisations that support our aims for both business and society. Some of the most notable are:

- The Stop TB Partnership: a collective force that is transforming the fight against tuberculosis (TB) in more than 100 countries
- The Sustainable Agriculture Initiative (SAI): a platform to design a common framework for a more sustainable approach to agriculture
- Private Investors in Africa (PIA): a business coalition that aims to harness business knowledge to tangibly contribute to the continent's future
- The European Round Table: a leading group of 40 European industrialists committed to economic advancement across Europe. HEINEKEN's CEO, Jean-François van Boxmeer, is a member of the Steering Committee
- BIER – the Beverage Industry Round Table, a partnership of global beverage companies which focus on water stewardship, energy and climate change and stakeholder engagement
- Initiatives aimed at development of standards for carbon emission calculation in distribution, and improving the impact of distribution on the environment (CleanCargo for sea freight, and an initiative for road transport)
- The International Sustainability Alliance
- Global Brewers Initiative (GBI)
- FoodDrinkEurope
- European Organization for packaging and the environment (EUROPEN)
- Global Alcohol Producers Group (GAPG)
- The Consumer Goods Forum (TCGF)
- World Federation of Advertisers (WFA).

These are just some of the many organisations in which we participate as a global company. At both a regional and local market level, we are just as active. Together, the combined impact of work with many different organisations focused on similar issues allows us to be confident that we will realise our ambition of Brewing a Better Future.


Heineken

Green fridges introduced globally to reduce usage of energy



World class talent

In 2011 we employed 46 different nationalities in our most senior management positions

Human resources
As the footprint of our business continues to expand in scope and complexity, our people remain our primary source of competitive advantage. We will continue to invest in building a performance and development culture that will foster personal leadership, interdependence and disciplined professionalism among around 70,000 employees worldwide.

HEINEKEN's 5 key focus areas are:

- Career Management
- Functional and Leadership Capabilities
- Performance Management
- Operational Cost and Efficiency
- Health and Safety.

Career management
In 2011, we extended the deployment of Personal Development Plans (PDPs) to more than 5000 leaders across HEINEKEN. An integral part of the PDP process involves the conversations between managers and employees about development goals and career aspirations. A variety of education and training tools, including e-learning support, were provided to enhance the overall quality of the PDP process.

The HEINEKEN International Graduate Programme, an 18-month experience-based acceleration programme, was expanded in scope and scale. In 2011, 19 graduates representing 13 diverse nationalities and functional disciplines were selected from more than 18,000 applicants. A total of 39 graduates, working in assignments across all five regions, are now part of this programme.

Senior management resourcing and succession planning was strengthened by aligning and simplifying consistent processes for functions and Operating Companies. Additional rigour will be added in 2012. In addition, as a basis for development planning, we have identified the critical experience that our future General Managers need in order to be better prepared and more effective in the delivery of their roles.

Functional and leadership capabilities
The Leadership Development framework was expanded to include an innovative approach to developing First Line managers (people who manage two or more employees) in addition to global initiatives targeting development of high potential employees. The two flagship development programmes for HEINEKEN talents HEINEKEN International Management Course (HIMAC) and HEINEKEN International Management of Development Excellence Course (HIMDEC) were redesigned in line with changing business requirements and successfully delivered to more than 100 nominated participants. Regional 'talent' events in the Americas, Africa and Central and Eastern Europe provided cross-regional skill building, feedback and networking opportunities for leadership talents and regional senior managers.

Functional development was supported through the common language and foundation of competency frameworks, which define the relevant skills, knowledge and behaviours required for effective performance. By mid-year 2012, nearly all functions will have a competency framework foundation to build capability. The combination of e-learning and traditional learning offers, support the development of functional capabilities in all functions and will be upgraded in 2012 to provide more content and efficient, user-friendly access.



Learning new skills and a culture of constant improvement is core to the success of the Company.

Performance management

In order to support the growth of our business strategy, the Performance Management process has been evolving over the last few years. As of 2012, the Performance Management Process for Senior Managers will be further improved, creating a clear distinction between the short-term variable pay agreement for bonus calculation and an Annual Performance Agreement, which will reward how individual role-related objectives are achieved. A new HR-IT infrastructure will provide data that are more accurate, more functionality and easier execution.

Operational cost and efficiency

Deliverables in 2011 included implementation of market-aligned incentive opportunities for senior management, alignment and integration of reward policies and job grading for recent acquisitions, and greater control and visibility of personnel costs, including pensions. A global compensation and benefits network was established to share and implement best practices across the globe.

Health and safety

In 2011, the Employee and Human Rights Policy and the Global Occupational Health and Safety Policy became effective. These policies provide the foundations for the strategy and interventions needed to ensure quality working conditions and reduce the number of accidents/ incidents for our employees. After a successful pilot this year, a Safety e-learning academy with relevant training activities for all functions will be established in 2012.

In summary, HEINEKEN will continue to engage and involve its employees to effectively manage and reinforce the necessary changes to foster personal leadership, interdependence and disciplined professionalism by developing the required individual and organisational capabilities for HEINEKEN to win in the market.


AMSTEL
LAGER




DESPERADOS

Our regions

	 Western Europe	 Central and Eastern Europe
Our operations	HEINEKEN is Europe's largest brewer. We have Operating Companies in ten countries and an Export and Duty Free business. The Company owns and operates 25 breweries, five non-brewing production sites and two malteries.	We have a rich product portfolio of over 180 brands. We own more than 60 breweries and have operating companies in 14 countries.
Our market positions	We have number one positions in the Netherlands, the UK and Italy and number two positions in Belgium, Finland, France, Ireland, Portugal, Spain and Switzerland.	We have number one positions in Austria, Belarus, Greece, Macedonia, Romania and Slovakia. We also enjoy a strong number two position in Bulgaria, Croatia, Hungary and Poland.
Our key brands		
EBIT (beia) Contribution to Group EBIT (beia)	€962 million	€346 million
Volume Contribution to consolidated beer volume	45.4 mhl	45.4 mhl



Africa and the Middle East

Our operations include 20 countries, 34 breweries (consolidated), 12 breweries (managed), three soft drink plants, three malteries, two packaging plants, two wineries, one distillery and one extract plant. We export to more than 50 countries including our Operating Companies and joint ventures.

We have 11 number one positions in the region and four number two positions. Our fastest growing markets include Algeria, Burundi, Democratic Republic of Congo, Nigeria and Rwanda.


STAR
PRIMUS
BIERE
Mützig
Heineken
QUALITY
MALTINA
classic

€570 million

22.0 mhl



Americas

After the 2010 acquisition of FEMSA Cerveza, HEINEKEN Americas now operates 20 majority-owned breweries and seven joint venture breweries, a maltery and a distillery in the region, as well as producing soft drinks in some markets.

We are number one in the Bahamas, Chile, Costa Rica, Haiti, Martinique, St. Lucia and Suriname and number two in Argentina, Mexico and Panama. Additionally, we are the number two beer importer in the US.


CRISTAL
Heineken
QUALITY

€655 million

50.5 mhl



Asia Pacific

We operate in a large part of the region through joint ventures. These include Singapore-listed Asia Pacific Breweries (APB) and India-listed United Breweries Limited (UBL). APB is our primary investment vehicle in Asia Pacific with 23 breweries in 14 countries. UBL is the market leader in India and has 18 breweries.

Heineken® is the leading premium beer brand in the region. APB is the market leader in Indonesia, Malaysia, New Caledonia, Papua New Guinea and Singapore. United Breweries Limited (UBL) is the market leader in India.


Heineken
QUALITY
KINGFISHER
BINTANG
Pilsener
SP

€176 million

1.3 mhl



Western Europe

Group beer volume grew slightly in 2011. Volume growth in France, Italy and Ireland exceeded lower volumes in Portugal, Finland, the UK, Netherlands and Belgium. Volumes in Spain were in line with last year. Total consolidated volume declined 1.2 per cent, driven by lower cider, soft drinks and third party product volumes, partly offset by slight positive growth in consolidated beer volume.



Revenue


45.3%

Revenue

€7,752 million

EBIT

€823 million

Consolidated beer volume

45.4 million hectolitres

EBIT (beia)

€962 million

Heineken volume in premium segment

7.7 million hectolitres

Consolidated beer volume as % of Group

27.6 per cent



Volume of **Heineken®** in the international premium segment increased 3.5 per cent, with positive performances across most of the region. France was the largest contributor to this growth. The **Desperados** brand grew strongly (+27 per cent), driven by France and the success of new introductions in the Netherlands, Belgium, Spain, Switzerland, Ireland and Portugal.

In 2011, **EBIT (beia)** grew 2.6 per cent driven by better pricing, improved brand mix and the benefit of TCM cost savings resulting in lower fixed costs. The earlier deconsolidation of the Waverley TBS wholesale business also contributed to an increase in regional operating profit (beia) margin.

France reported a strong financial performance in 2011, driven by 5.3 per cent volume growth from favourable weather, improved pricing and the benefit of stringent cost control. All key brands (i.e. Heineken®, Desperados, Pelforth and Affligem) grew volume, contributing to share gains in the country. Heineken® volume increased 6.3 per cent, with the brand gaining share in both on- and off-trade channels.

In the **UK**, EBIT (beia) increased, driven by business simplification initiatives, the benefit of cost saving programmes and better pricing. Whilst beer volumes were lower (-2.8 per cent), they were ahead of the market resulting in a modest share gain. This was led by Heineken® brand growth (+17 per cent) and the successful launch of Foster's Gold. Cider volumes declined high single-digits in a marginally positive market. This follows higher promotional activity in 2010, the voluntary discontinuation of Strongbow Black on social responsibility considerations and the emergence of new entrants. Bulmer's No. 17 cider was successfully launched in 2011, with innovation expected to support the positive long-term development of the cider category. Reported profit includes a contribution from the Galaxy pub estate which was acquired in December. The acquisition of 918 high quality pubs strengthens HEINEKEN's position in the higher value UK on-trade channel.



Heineken
DESPERADOS
STRONGBOW
GOLD
AMSTEL
BIER
Cruzcampo

Volume and EBIT (beia) in **Spain** were both in line with last year, a solid result in a very challenging economic environment. Despite the introduction of austerity measures, the beer market remained broadly flat. Increased commercial focus and innovations supported both the Cruzcampo and Amstel brands, growing 3 per cent and 7 per cent, respectively. This more than offset lower volume for the Heineken® brand.

The beer market in **Italy** grew in 2011, led by growth of the off-trade channel. Volume in Italy grew 2 per cent, slightly ahead of the market, led by Birra Moretti (+4.1 per cent) and Heineken® (+2.2 per cent). EBIT (beia) improved substantially, despite increased marketing investment supporting the introduction of Strongbow Gold cider during the year.

Volume in the **Netherlands** declined 1.5 per cent, broadly in line with the market. Innovation played an important role in 2011, with the national launch of Strongbow Gold, Desperados and Wieckse 0.0 per cent, a new alcohol free beer. EBIT (beia) was higher, with lower revenue more than offset by fixed cost savings.

The beer market in **Portugal** declined in the mid single-digits in 2011. This reflects reduced consumer spending following the imposition of increased taxes and government spending cuts in response to a deepening economic crisis in the country. Domestic beer volume in Portugal declined in line with the market, mainly reflecting lower volumes in the on-trade channel. EBIT (beia) declined due to lower volume and negative mix.



Central and Eastern Europe

Group beer volume in Central & Eastern Europe grew 6.5 per cent with gains in Russia, Belarus, Romania, Poland and Austria, partly offset by lower volume in Greece. Total consolidated volume increased 6.5 per cent, as growth in consolidated beer and soft drink volume was partially offset by a mid single-digit decline of third party products.



Revenue


18.9%

Revenue

€3,229 million

EBIT

€335 million

Consolidated beer volume

45.4 million hectolitres

EBIT (beia)

€346 million

Heineken volume in premium segment

2.3 million hectolitres

Consolidated beer volume as % of Group

27.6 per cent


Gösser
Gösser

Heineken® declined slightly with brand growth in Russia, Poland, Germany and Romania more than offset by a double-digit volume decline in Greece. Excluding Greece, Heineken® brand growth would have been in the high single-digits.

EBIT (beia) declined organically, as higher input costs and increased operating expense were only partly offset by higher revenues. Lower profit in Russia, Greece and Poland were the main contributors to the decline in EBIT (beia), on an organic basis. The Polish zloty and the Russian rouble devalued by 3 per cent and 2 per cent, respectively, impacting reported EBIT.

Volume in **Russia** grew 24 per cent in a slightly declining market. This growth was primarily driven by a strong volume recovery in 2011 (following excise related price increases in 2010), as well as successful innovation and activation of key brands. Volume growth was led by the Three Bears, Ochota and Heineken® brands which all grew strongly. These strong brand performances contributed to an estimated market share gain of over 200 basis points during the year. EBIT (beia) declined, largely driven by unfavourable price and sales mix, increased input costs and higher fixed costs.

In **Poland**, beer volumes increased 2 per cent. A volume shift from traditional trade to modern trade channels adversely affected volume development of the Warka brand. However, Heineken® and the below-mainstream Tatra brand both grew by 6 per cent and 34 per cent, respectively. EBIT (beia) was lower reflecting additional marketing costs and unfavourable channel mix.

EBIT (beia) in **Austria** grew double-digits, led by higher volume and increased pricing. Volume increased 2.9 per cent, led by Gösser and Zipfer, which both grew by over 5 per cent.

In **Romania**, volume grew in the high single-digits, led by the strong brand performance of Bucegi, which exceeded 2 million hectolitres for the first time. EBIT (beia) grew significantly, driven by volume, increased pricing and cost control.

The beer market in **Greece** continued to be impacted by weak consumer confidence, high unemployment and the reduced consumer spending from earlier increases in excise and value added tax. Volume declined in the low double-digits, broadly in line with the overall market. The Company continued to invest in innovation with the successful introduction of Amstel Premium Pilsener. The realisation of substantial cost savings only partly offset the impact of lower revenues, resulting in a double-digit decrease in EBIT (beia).


ZYWIEC
Gösser
Heineken
OXOTA
КРЕПКОЕ



Africa and the Middle East

Group beer volume grew 12 per cent including the impact of acquired breweries in Nigeria and Ethiopia. Group beer volume grew 6.2 per cent organically, despite the challenging political and business environment in North Africa. Total consolidated volume increased 5.7 per cent with growth across beer and soft drink categories.


STAR
Cold Filtered


AMSTEL LAGER
AMSTEL LAGER

Revenue


13.0%

Revenue

€2,223 million

EBIT

€568 million

Consolidated beer volume

22.0 million hectolitres

EBIT (beia)

€570 million

Heineken volume in premium segment

3.0 million hectolitres

Consolidated beer volume as % of Group

13.4 per cent



The **Heineken®** brand achieved a milestone in the region, reaching 3 million hectolitres for the first time. Nigeria, Algeria and South Africa accounted for over two thirds of this brand growth.

EBIT (beia) grew 9.3 per cent organically, reflecting increased volumes and the benefit of higher pricing. Strong profit growth across most markets was only partially offset by lower profitability in Egypt. Reported EBIT (beia) grew 1.7 per cent, following an 8 per cent devaluation of the Nigerian naira and a negative contribution from the acquired Sona breweries in Nigeria.

In **Nigeria**, volume grew 10 per cent organically, underpinned by successful marketing and innovation initiatives and resulting in market share gains. Volume of all key brands, such as Legend, Heineken®, Maltina, Gulder and Star, increased. Organic EBIT (beia) growth was driven by strong volume growth, positive pricing and sales mix, partly offset by higher marketing investment.

In October 2011, Heineken International transferred three of the earlier acquired breweries (Sona, Life and IBBI) of the Sona Group to Nigerian Breweries. The transfer of the other two breweries (Benue and Champion) to Consolidated Breweries, was completed in July 2011 and January 2012, respectively.

In **Congo**, our joint venture reported double-digit volume and EBIT growth. Volume and EBIT (beia) in the **Democratic Republic of Congo** remained broadly stable, as the Company's growth was impeded by capacity constraints.

Volume of our **South African** joint venture increased in the mid single-digits, resulting in some share gains in a moderately expanding beer market. Volume growth was led by double-digit growth of Windhoek lager and by Heineken® (+4.8 per cent).

Volume in **Egypt** declined by 17 per cent, due to social unrest and lower tourism levels. The effect of lower volume versus the prior year was partially compensated at EBIT (beia) level by the timely execution of a contingency plan.

In August, HEINEKEN completed its acquisition of the Harar and Bedele breweries from the government of **Ethiopia**. In December, HEINEKEN established a new office in Nairobi, Kenya, overseeing the development and management of the East African region. The office will support operations in **Kenya**, **Tanzania** and **Uganda**, including an export operation supplying several other countries in the region.


STAR
PRIMUS
mützig
Heineken
MALTINA



Americas

The beer operations of FEMSA were consolidated for the first time on 1 May 2010 and contributed to organic changes from May 2011.

Organic Group beer volume growth reflects higher volume in Brazil, the Caribbean, Chile and Argentina, partially offset by lower volume in the USA. On a pro-forma 12-month basis, group beer volume in the Americas region grew 1.7 per cent.



Revenue


23.5%

Revenue

€4,029 million

EBIT

€570 million

Consolidated beer volume

50.5 million hectolitres

EBIT (beia)

€655 million

Heineken volume in premium segment

8.2 million hectolitres

Consolidated beer volume as % of Group

30.6 per cent



Heineken® volume grew marginally with strong brand growth in Brazil, Chile, Argentina and Mexico, partially offset by lower brand volume in the USA. Dos Equis continues its solid brand performance in the USA and Mexico with double-digit volume growth in both markets.

The reported change in **EBIT (beia)** includes a EUR70 million contribution from the first-time consolidation of the beer operations of FEMSA. The decrease in operating profit (beia) margin primarily reflects the effect of this first time consolidation. On an organic basis, EBIT (beia) grew marginally with increased revenues largely offset by higher marketing investment.

In **Mexico**, the Company's value growth strategy continued to support strong growth in EBIT (beia) on a pro-forma basis. This was driven by higher pricing and cost synergies, partly offset by increased marketing investment. Group beer volume in Mexico on a pro-forma 12-month basis grew moderately. The implementation of a new route-to-market and brand portfolio strategy is expected to support future profitability. Volume of the Tecate Light and Dos Equis brands grew strongly reflecting increased brand activation. Heineken® was successfully launched in 2011 in line with the Company's value growth strategy.

In **Brazil**, the overall beer market declined slightly reflecting the effect of no increase in minimum wages, above inflation pricing (following a federal tax increase in April) and unfavourable weather. This follows strong promotional activity during the 2010 FIFA World Cup event. Volume in Brazil grew by mid single-digits on a pro-forma 12-month basis, led by growth of the Heineken®, Kaiser and Bavaria brands. EBIT (beia) was positively impacted by volume growth and higher pricing.

The **US** beer market declined 2.2 per cent in 2011, as an uncertain economy continues to impede consumer spending. The Company's depletions (sales to retailers) decreased by 3.1 per cent, reflecting lower volume of the Heineken® and Amstel brands. Encouragingly, volume momentum in the US improved in the fourth quarter, led by Heineken® and accelerated growth of the Dos Equis brand. EBIT (beia) in the USA declined, reflecting lower revenues, increased freight costs and higher marketing spend.

Higher volume of **CCU**, the Company's joint venture business in **Chile** and **Argentina**, was led by growth of the Escudo and Heineken® brands in Chile. Profit of CCU grew in 2011, resulting in an increase in the share of net profit recognised by HEINEKEN.

On 14 December 2011, HEINEKEN announced it would increase its shareholding in Brasserie Nationale d'Haiti S.A, the leading brewer in **Haiti**, from 22.5 per cent to 95 per cent. The acquisition was successfully completed in January 2012 and is expected to be earnings accretive and value enhancing from the first year. The Haitian beer market offers attractive future growth prospects.


DOS EQUIS
KAISER
CRISTAL
Heineken
TECATE



Asia Pacific

The Asia Pacific region had another strong performance in 2011, with group beer volume growing 6.2 per cent. This growth was spread across the Company's Asia Pacific Breweries (APB) and United Breweries Ltd (UBL) joint venture operations, and the HEINEKEN export markets Taiwan and South Korea.




HEINEKEN LAGER BEER
Heineken
PREMIUM QUALITY

Revenue


1.3%

Revenue

€216 million

EBIT

€176 million

Consolidated beer volume

1.3 million hectolitres

EBIT (beia)

€176 million

Heineken volume in premium segment

6.2 million hectolitres

Consolidated beer volume as % of Group

0.8 per cent


Heineken

EBIT (beia) grew substantially, driven by higher profit of APB. In May, Heineken-APB China divested its 21 per cent stake in Kingway Brewery. HEINEKEN's share in the capital gain amounts to EUR19 million and is included in EBIT (beia) organic growth. Excluding this capital gain, EBIT (beia) organic growth would have been 24 per cent in 2011. In the reporting period, the Vietnamese dong (a key currency for APB) depreciated by 12 per cent.

Heineken® grew 15 per cent, driven by strong brand growth in Taiwan, South Korea and Vietnam, with the latter market becoming the second largest market for the brand in the world. In India, Heineken® has been brewed locally since August and is now being distributed in five major cities. A further national roll-out of the brand is planned for 2012.

Net profit of **APB**, our joint venture with Fraser & Neave, increased substantially. In **Vietnam**, strong volume growth and higher pricing supported substantial revenue and profit growth. Planned capacity expansion investments at the two breweries in Danang and Ho Chi Minh City were completed in October 2011. Volume growth was also strong in **Papua New Guinea** and **Sri Lanka**. In **Indonesia**, revenues and margins improved, driven by increased volume and higher pricing. Profit in **Singapore** was in line with last year. In **China**, a shift in strategic focus towards the international premium segment contributed to Heineken® growing 28 per cent. The Guangzhou brewery, where the Heineken®, Tiger and Anchor brands are all brewed will expand its capacity to 1.5 million hectolitres by the end of the first quarter of 2012.


Heineken
KINGFISHER
BINTANG
SP

The export market of **Taiwan** grew volume in the double-digits. Organically, EBIT (beia) grew substantially.

Volume of UBL, HEINEKEN's joint venture in **India**, grew 8.2 per cent in 2011, resulting in UBL reaching an all-time high market share of 55 per cent. Kingfisher is the undisputed leading beer brand in India, over three times larger than its nearest competitor. UBL had a positive contribution to HEINEKEN's share of net profit from joint ventures in 2011.

Risk Management

This section presents an overview of HEINEKEN's Risk Management and Control Systems including a description of the most important risks, HEINEKEN's exposure and its main mitigation efforts. Managing risks is explicitly on the management's agenda and embedded in the HEINEKEN Company Rules. Our aim with the Risk Management and Control Systems is to meet our strategic objectives whilst effectively protecting the Company and its brands against reputational and financial damage. Continuity and sustainability of the business are as important to the stakeholders as growing and operating the business. As a business, we balance our financial sustainability with playing a role in society. Social responsibility and sustainability underpin everything we do.

Risk Management and Control Systems

The HEINEKEN Risk Management and Control Systems aim to ensure that the risks of the Company are identified and managed, and that the strategic objectives are met whilst complying with applicable laws and regulations at a reasonable level of assurance. A system of controls that ensures adequate financial reporting is in place. HEINEKEN's internal control system is based on the COSO Internal Control Framework.

Risk appetite

The Company is recognised for its drive for quality, consistency and financial discipline. An entrepreneurial spirit is encouraged across the Group in order to seek opportunities that support continuous growth through business development and brand building, whilst taking controlled risks. The international spread of the country portfolio, the robust balance sheet and strong cash flow form the context of the risk appetite of the Company.

Risk profile

HEINEKEN is a single-product company operating in the alcohol-producing business with a high level of commonality in its worldwide business operations, which are spread over many developed and emerging markets. The worldwide activities are exposed to varying degrees of risk and uncertainty. Some of these may result in a material impact at the level of a particular Operating Company if not identified or effectively managed, but may not have material impact on Group level.

As both the Group and its most valuable brand carry the same name, reputation management is of utmost importance.

The image of our sector and products is of key importance to maintain our licence to operate and to grow the beer category in a responsible manner. This is especially relevant in markets where beer has a less favourable image.

Compared to other leading beer companies, HEINEKEN has a significantly wider geographical spread of its businesses and therefore does not depend on the performance in a limited number of markets. Latin America, Africa and Asia Pacific are important developing regions for HEINEKEN as its global organic volume growth is largely driven by growth in these regions. Political instability in parts of these regions could adversely affect earnings and cash flow.

A significant part of the Company's results is realised by joint ventures and via licence agreements. HEINEKEN may face the risk that joint ventures are not always acting in the best interests of the Company.

Risk management

HEINEKEN strives to be a sustainable and performance-driven company. This is achieved by doing business, which by nature involves taking risks and managing those risks. Structured risk assessments are integrated in change projects, business planning, performance monitoring processes, common processes and system implementations and acquisitions and business integration activities. The Risk Management and Control Systems are considered to be in balance with HEINEKEN's risk profile and appetite, although such systems can never provide absolute assurance. HEINEKEN's Risk Management and Control Systems are subject to continuous review and adaptations in order to remain in balance with its growing business size and changes in its risk profile.

Responsibilities

The Executive Board has overall responsibility for HEINEKEN's Risk Management and Control Systems. It is responsible for resource allocation and risk-management policy setting. Its overall effectiveness is subject to review by the Audit Committee. Regional, Operating Company and Functional Management are responsible for managing performance, identifying and managing related risks and the effectiveness of operations within the rules set by the Executive Board.

In 2011, a Risk Committee chaired by HEINEKEN's CFO was installed. This Risk Committee supports the Executive Board with their responsibility for risk management. The Risk Committee met twice in 2011 to discuss the results of the risk assessment process and to prioritise the main risks. Prioritisation was based on the potential impact on the Company and brand reputation, the Company's strategic objectives, the safety and health of our people, and the safeguarding of our assets.

HEINEKEN Company Rules

The HEINEKEN Company Rules are a key element of risk management and are in place to set the boundaries within which Operating Companies should conduct their business. A governance procedure and activities ensuring continuous awareness, compliance and follow-up are in place. The annual Assurance Letter provides additional comfort on financial reporting and the compliance with elected HEINEKEN Company Rules. Regional presidents, general and finance managers of the operation Companies sign for compliance on behalf of their Management Teams on an annual basis.

Governance

HEINEKEN improved its governance cycle, consisting of strategic planning, annual business planning and operational planning and performance monitoring. Strategies, business plans, key risks and quarterly performance of Operating Companies are discussed with Regional Management. Regional performances are discussed with the Executive Board. The approved three-year business plans from Regions and Global Functions include clear objectives, target setting and performance indicators that provide the basis for monitoring performance compared to the business plans. These plans also contain an annual assessment of the main risks, mitigation plans and financial sensitivity analysis.

Internal control in Operating Companies

Best-practice processes are continuously developed and implemented on a Group-wide basis, supported by Common IT Systems with embedded key control frameworks. This ensures the integrity of information processing in supporting the day-to-day transactions and financial and management reporting. Whereas the HEINEKEN Common Systems are continuously rolled out to more Operating Companies, the implementation of these common systems is still in process for the most recent acquisitions. Internal Audit is strongly involved in monitoring key controls embedded in main business processes and assessing their effectiveness based on a common audit approach.

Code of Business Conduct and Whistle-blowing

The Code of Business Conduct and Whistle-blowing procedure is applicable to all majority-owned operations, regional offices and head office whilst implementation is in progress for recent acquisitions. Compliance is supported through continuous monitoring of effectiveness and compliance reviews. Employees may report suspected cases of serious misconduct to their direct superior, the local Trusted Representative or anonymously to an independently run confidential helpline. The Integrity Committee oversees the functioning of the Whistle-blowing procedure and reports quarterly to the Executive Board and Audit Committee on reported cases and effectiveness of the procedure. On-going training is carried out at Operating Company level to further increase awareness and understanding.

Supervision

The Executive Board oversees the adequacy and functioning of the entire system of risk management and internal control, assisted by Global Functions. Internal Audit provides independent assurance and advice on the Risk Management and Internal Control Systems. Assurance meetings at both local and regional level oversee the adequacy and operating effectiveness of the Risk Management and Internal Control Systems in their respective environments. Regional Management and Internal Audit participate in the local meetings in order to ensure an effective dialogue and transparency. The outcome and effectiveness of the Risk Management and Internal Control Systems are evaluated by the Executive Board and the Audit Committee.

Financial reporting

The risk management and control systems for financial reporting include clear accounting policies, a standard chart of accounts and Assurance Letters signed by regional and local management. The HEINEKEN common systems and embedded control frameworks are implemented in a large number of the Operating Companies and support common accounting and regular financial reporting in standard forms. Testing of key controls relevant for financial reporting is part of the Common Internal Audit Approach in Operating Companies on common systems. The external audit activities provide additional assurance on the financial reporting. Within the scope of the external auditors' financial audit assignment, they also report on internal control issues through their management letters, and they attend the regional and certain local assurance meetings.

The internal risk management and control systems, as described in this section, provide a reasonable assurance that the financial reporting does not contain any errors of material importance. The risk management and control systems worked properly in the year under review.

This statement cannot be construed as a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act 2002, which is not applicable to Heineken N.V.

Main risks

Under the explicit understanding that this is not an exhaustive list, HEINEKEN's main risks and related mitigating measures are described below. The main Company risks have been discussed with the Audit Committee and shared with the Supervisory Board and are annually reviewed.

HEINEKEN's main strategic and operational risks, including mitigating measures, are described below.
The finance risks are separately enclosed as note 32 to the financial statements.

Risk category	Risk description	Mitigation
Non-compliance	Increasing risk of non-compliance with laws and regulations due to strong growth in many new (emerging) markets. Specific risks are: ▪ Increased restrictions in availability ▪ Tax and excise increases ▪ Non-compliance with competition laws ▪ Non-compliance with local tax regulations.	▪ Implementation and assessment of compliance with Company Rules ▪ Procedures and training ▪ Legal Control Framework ▪ Tax Control Framework.
Alcohol	Alcohol abuse remains a serious concern in many markets and prompts legislators to further restrictive measures including restrictions and/or bans on advertising, sponsorship, points-of-sale and increased governance tax. Specific risks are: ▪ Darkening of the market ▪ Increasing taxes and duties ▪ Increased restrictions in availability.	▪ Support to WHO on responsible consumption ▪ Work through EU Alcohol & Health Forum to reduce alcohol-related harm ▪ Company Rule regarding responsible commercial communication.
Quality and integrity of our products	Poor quality or integrity of our products may result in reputational damage, resulting in lower volumes and may even result in financial claims. Specific risks are: ▪ Insufficient quality of products ▪ Recalls.	▪ Production controls ▪ Business continuity plans ▪ Recall procedures.
Safety, health and environment	Incidents and accidents in the supply chain and in our route to market might occur. Specific risks are: ▪ Physical injuries ▪ Incidents and accidents ▪ Fatalities.	▪ Strengthened global SHE organisation, processes and procedures ▪ Tracking, monitoring and evaluation of accidents and fatalities.

Risk category	Risk description	Mitigation
Management capabilities	We may not be successful in attracting, developing and retaining talented staff with the required capabilities. Specific risks are: ▪ Less than required number of talented staff employed to fill current and future positions ▪ Lower than required quality of staff in key positions.	▪ Develop and increase our management talent pipeline ▪ Implementation of a new appraisal and evaluation process ▪ Strengthening management development programmes ▪ Established functional Succession Committees.
Availability and volatility in prices of raw materials, commodities, energy and water	Risk of limited availability of raw materials, commodities, energy and water. Volatility in prices of raw materials and commodities may impact our profit. Specific risks are: ▪ Limited availability ▪ Failure to pass on price increases ▪ Business disruption.	▪ Leveraging scale by making use of flexibility in contracts ▪ Active hedging policy ▪ Implementation of a Global Purchasing organisation ▪ Improvement of our knowledge of the market and our suppliers.
Industry consolidation	We might fail to successfully participate in industry consolidation and miss opportunities to acquire target companies. Specific risks are: ▪ Missed opportunities ▪ Overpaying ▪ Unsuccessful business integration.	▪ Strengthened the M&A activities and organisation ▪ Strong due diligence processes ▪ Implementation of a common business integration process.
Marketing and brand management	Inability to further build our brands due to lack of consumer insight, unsuccessful innovations and ineffective use of social media. The Company may not be able to defend its intellectual property rights. Specific risks are: ▪ Limited or unsuccessful innovations ▪ Failure to use opportunities of social media.	▪ Strengthened commercial organisation ▪ Implemented marketing academy ▪ Investments in consumer and market intelligence ▪ Strengthened innovation organisation ▪ Increased use of social media.
Disruptions in the supply chain	Disruptions in the supply chain may lead to inability to deliver key products to key customers, leading to lower volumes. Specific risks are: ▪ Failure of IT systems.	▪ Business continuity plans ▪ Implementation of back-up scenarios.
Economic environment	The current economic uncertainties could impact our business and those of our customers, especially in on-trade business. This may lead to lower volumes, pressure on prices and increased credit risk. The economic downturn may impact the solvency of our suppliers. Specific risks are: ▪ Declining on-trade market ▪ Downtrading ▪ Increasing credit risk ▪ Increasing taxes ▪ Discontinuity of our supply due to solvency problems of our critical suppliers. ▪ Impairment of goodwill related to acquisitions and ▪ Pension plan shortfalls due to the development of financial markets.	▪ Additional monitoring and mitigating actions related to customers' solvency in on-trade ▪ Implementation of a Global Credit Policy ▪ Strengthened the supplier selection process ▪ Evaluation of the financial position of critical suppliers.

Risk category	Risk description	Mitigation
Information security	Loss of confidential information and disruption of processes due to unavailability of IT systems. Specific risks are: ▪ Failure of IT systems ▪ Disruption of processes outsourced to shared service centres.	▪ Strengthened the Company's information security policy ▪ Implementation and testing of redundancy measures with our outsourcing partners ▪ Implementation of measures to secure confidentiality and integrity of data.
Business improvement and transformation	Risk that benefits of strategic transformation programmes will not be realised, that we face significant cost overruns and that the quality of the deliverables is less than required. Specific risks: ▪ Estimated benefits too ambitious ▪ Ineffective or inefficient programme execution.	▪ Strengthened the selection and prioritisation of business improvement projects ▪ Involvement of top management in all selected projects ▪ Monitoring of project costs and benefits ▪ Improved project governance organisation including project management organisations and progress reporting.

There may be current risks that do not have a significant impact on the business but which could – at a later stage – develop a material impact on the Company's business. The Company's risk management systems are focused on timely discovery of such risks.

Financial Review

Results from operating activities

In millions of EUR	2011	2010*
Revenue	**17,123**	16,133
Other income	**64**	239
Raw materials, consumables and services	**10,966**	10,291
Personnel expenses	**2,838**	2,665
Amortisation, depreciation and impairments	**1,168**	1,118
Total expenses	**14,972**	14,074
Results from operating activities	**2,215**	2,298
Share of profit of associates, joint ventures and impairments thereof	**240**	193
EBIT	**2,455**	2,491

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e of the financial statements)

General

In 2011 HEINEKEN changed its accounting policy with respect to the recognition of actuarial gains and losses which will now arise immediately in other comprehensive income (OCI).
This policy change is reflected by adjusting 2010 comparative amounts resulting in EUR15 million increase in EBIT, EUR4 million increase in tax expenses and EUR11 million increase in net profit.
The net impact on total equity as per 31 December 2010 is a decrease of EUR296 million.

Revenue and expenses

Revenue increased substantially. EUR753 million relate to the inclusion of 4 additional months of Femsa Cerveza and the acquisition of new breweries in Nigeria and Ethiopia.
Revenue increased in all regions due to higher revenues per hectolitre sold (1.5 per cent) and higher volumes (2.1 per cent). Exchange rate differences had an unfavourable impact of EUR351 million on revenue, mainly caused by the depreciation of the Nigerian naira, Mexican peso and British pound.

Consolidated volume increased with 2.1 per cent to 194.4 million hectolitre, while consolidated beer volume increased with 3.2 per cent to 164.6 million hectolitres. Soft drink volumes increased low single digit and we experienced a mid-single-digit decline in third-party products sold through wholesale operations as well as lower cider volumes.

Other income decreased significantly because of the sale in 2010 of our Asian subsidiaries MBI and GBNC to our Joint Venture APB and the sale of Waverly TBS.
In 2011 an amount of EUR24 million is included for the sale of our Courage brands in the United Kingdom which is treated as an exceptional item.

Our TCM program was completed in 2011 and delivered EUR178 million savings in 2011. In 2011 TCM related costs of EUR81 million for redundancies and contract settlements are treated as exceptional items. Cumulative savings amount to EUR614 million since the beginning of the program in 2009.

Costs of raw materials and non-returnable packaging increased with 9.4 per cent (5.2 per cent organically) primarily reflecting higher volumes and higher input costs per hectolitre.

Goods for resale decreased mainly due to the disposal of our wholesale business in the UK last year and the inclusion of Femsa products sold by HEINEKEN USA in the first 4 months of last year.

Marketing and selling expenses increased organically by 4.1 per cent to 12.8 per cent of revenue. This increase reflects the support of the roll-out of the new Global Heineken® campaign in 40 markets and several new product launches.

Our Global Business Services organisation which was formed late 2010 made significant progress in establishing a Global Shared Service Centre in Kraków and a Global Procurement Company in the Netherlands. In 2011 EUR32 million incremental costs were incurred.

The acquisition of the Galaxy Pub Estate in the United Kingdom resulted in early amortisation and termination of associated contracts and gave rise to a one-off, pre-tax P&L expense of EUR36 million which is treated as an exceptional item.

A decision of the Court of the European Union during the first half of the year to reduce the amount of the fine paid to the European Commission in 2007 resulted in a EUR21 million gain which is treated as an exceptional item.

Personnel costs increased 5.9 per cent and organically 1.2 per cent. Although the number of FTE's decreased on an organic basis, this was more than offset by average salary increases.

Amortisation and depreciation and impairment losses increase mainly due to inclusion of 4 additional months of Femsa Cerveza and other acquisitions.

Share of profits of our associates and joint ventures increased significantly. This is for the largest part driven by higher profit of Asia Pacific Breweries due to growth of their operations as well as from divesting their 21 per cent stake in Kingway Brewery. HEINEKEN's share in this capital gain amounted to EUR19 million and is included in Share of profits of associates and joint ventures.

Results (beia)

In millions of EUR	2011	2010*
Result from operating activities	**2,215**	2,298
Share of profit of associates and Joint Ventures	**240**	193
EBIT	**2,455**	2,491
Amortisation brands and customer relationships	**170**	142
Exceptional items	**72**	(10)
EBIT (beia)	**2,697**	2,623

In millions of EUR	2011	2010*
Net profit	**1,430**	1,447
Amortisation brands and customer relationships	**123**	103
Exceptional items	**31**	(94)
Net profit (beia)	**1,584**	1,456

EBIT (beia) and Net profit (beia)

In millions of EUR	EBIT beia	Net Profit beia
2010*	**2,623**	1,456
Organic growth	**35**	134
Changes in consolidation	**89**	22
Effects of movement in exchange rates	**(50)**	(28)
2011	**2,697**	1,584

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e of the financial statements)

EBIT and net profit

Net interest expenses decreased with EUR66 million from EUR490 million to EUR424 million. Organically interest cost decreased with EUR121 million reflecting strong free operating cash flow generation and a lower average interest rate of below 5.5 per cent. New acquisitions and exchange rate differences impacted interest costs negatively with EUR56 million.

Other net financing expenses amount to EUR6 million against EUR19 million last year. Improvements partly relate to higher dividends received and a significant increase in net foreign exchange losses which is more than offset with favourable outcome of related derivatives.

The average tax burden of 26.1 per cent is higher compared to last year and includes the effect of release of tax provisions after having reached agreement with tax authorities.

Last year, the rate included the (partly) tax exempt gain on the sale of MBI/GNBC, the disposal of Waverley TBS, exceptional tax items related to the finalisation of the Globe transactions in the UK and various other settlements with the tax authorities. Tax rate beia of 26.8 per cent is in line with last year (27.3 per cent).

Earnings per share – diluted decreased from EUR2.57 to EUR2.44 almost completely due to the higher weighted average number of shares outstanding.

Cash flow

In millions of EUR	2011	2010
Cash flow from operations before changes in working capital and provisions	**3,545**	3,314
Total change in working capital	251	454
Change in provisions and employee benefits	(76)	(220)
Cash flow from operations	**3,720**	3,548
Cash flow related to interest, dividend and income tax	(809)	(891)
Cash flow from operating activities	**2,911**	2,657
Cash flow used in operational investing activities	(818)	(664)
Free operating cash flow	**2,093**	1,993
Cash flow used for acquisitions and disposals	(937)	257
Cash flow from financing activities	(1,034)	(2,172)
Net cash flow	**122**	78
Cash conversion ratio	**122%**	126%

Cash flow and investments

Increased profitability and improved working capital only partly offset by higher spends on operational investments led to a higher Free Operating Cash Flow.

Our Hunt for Cash 2 program continued to be a big success and delivered significant additional cash, mainly from working capital improvements.

Cash flow used for acquisitions and disposals include the acquisitions of breweries in Nigeria and Ethiopia as well as the Galaxy pub estate in the United Kingdom, while in 2010 the sale of our Asian subsidiaries MBI and GBNC was included.

The cash conversion rate is with 122 per cent above our 2011 target of 100 per cent and is in line with last year.

Financing structure

In millions of EUR	2011	%	2010	%
Total equity	10,092	37	10,220	38
Deferred tax liabilities	894	3	991	4
Employee benefits	1,174	3	1,097	4
Provisions	589	2	598	2
Interest bearing loans and borrowings	9,183	34	8,726	33
Other liabilities	5,195	21	5,030	19
Total equity and liabilities	**27,127**	**100**	26,662	100

Total equity
as a percentage of total assets


2007 47.8
2008 23.1
2009 28.0
2010 38.3
2011 37.2

Net debt/EBITDA beia ratio


2007 0.73
2008 3.28
2009 2.62
2010 2.26
2011 2.27

In millions of EUR	2011	2010*
EBIT	**2,455**	2,491
Depreciation and impairments of plant, property & equipment	**936**	910
Amortisation and impairment of intangible assets	**232**	208
EBITDA	**3,623**	**3,609**
Exceptional items	**59**	(25)
EBITDA (beia)	**3,682**	**3,584**

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e of the financial statements)

Financing and liquidity

Total equity decreased slightly mainly due to the purchase of own shares related to the ASDI share repurchase program of EUR687 million, a negative currency impact on translation reserve of EUR482 million and dividends paid of EUR571 million. This was mostly offset by profit for the year of EUR1,560 million.

The large impact on the translation reserve is mainly due to the depreciation of the Mexican peso, Nigerian naira, Chilean peso, Polish zloty and Belarusian ruble.

Interest bearing loans and borrowings increased due to acquisitions and accelerated ASDI share buyback.

Currency split of Net Debt


2%
1%
3%
4%
11%
3%
2%
EUR
MXN
GBP
USD
PLN
CHF
NGN
Other

This currency breakdown includes the effect of derivatives, which are used to hedge intercompany lending denominated in currencies other than euro.

Of total net interest-bearing debt, approximately 74 per cent is denominated in euro. This is including the effect of cross-currency interest rate swaps on non-Euro denominated debt such as the GBP bond and the US private placements at both Heineken N.V. and HEINEKEN UK. The fair value of these swaps does not form part of Net Debt.

Obligatory debt repayments
in millions of EUR



2012
522
2013
2,422
2014
1,851
2015
723
2016
1,963
2017
83
2018
844
>2018
4
0
500
1,000
1,500
2,000
2,500
3,000
3,500

On 5 May 2011, Heineken N.V. announced the successful closing of a new Revolving Credit Facility for an amount of EUR2 billion with a syndicate of 17 banks. The new self-arranged credit line has a tenure of five years with two 1-year extension options and can be used for general corporate purposes. The new Revolving Credit Facility replaces the existing EUR2 billion facility. As at 31 December 2011, the committed available financing headroom including centrally available excess cash balances was approximately EUR1.3 billion.

On 27 October 2011, Heineken N.V. issued USD90 million of notes in the US private placement market with a tenure of six years against a fixed interest rate of 2.75 per cent. The proceeds will be used for general corporate purposes.

Financing ratios
HEINEKEN has an incurrence covenant in some of its financing facilities. Our incurrence covenant is calculated by dividing Net Debt (calculated in accordance with the consolidation method of the 2007 Annual Accounts) by EBITDA (beia) (also calculated in accordance with the consolidation method of the 2007 Annual Accounts and including the pro-forma full-year EBITDA of any acquisitions made in 2011). As at 31 December 2011 this ratio was 2.1 (2010: 2.1). If the ratio would be beyond a level of 3.5 the incurrence covenant would prevent us from conducting further significant debt-financed acquisitions.

Profit appropriation
Heineken N.V.'s profit (attributable to shareholders of the Company) in 2011 amounted EUR1,430 million. In accordance with Article 12, paragraph 7, of the Articles of Association, the Annual General Meeting of Shareholders will be invited to appropriate an amount of EUR477 million for distribution as dividend. This proposed appropriation corresponds to a dividend of EUR0.83 per share of EUR1.60 nominal value, on account of which an interim dividend of EUR0.30 was paid on 6 September 2011. The final dividend thus amounts EUR0.53 per share. Netherlands withholding tax will be deducted from the final dividend at 15 per cent.

Corporate Governance Statement

Dutch Corporate Governance Code

On 10 December 2008 a new Dutch Corporate Governance Code (the 'Code') was introduced, amending the Corporate Governance Code of 9 December 2003. The Code can be downloaded at www.commissiecorporategovernance.nl.

As part of the Annual Report 2009 Heineken N.V. has prepared a Comply or Explain report on the basis of the Code. The Comply or Explain report is also available at www.theHEINEKENcompany.com.

As stated in the Code (principle 'Compliance with and enforcement of the Code', paragraph I) there should be a basic recognition that corporate governance must be tailored to the company-specific situation and therefore that non-application of individual provisions by a company may be justified.

HEINEKEN endorses the Code's principles and applies virtually all best practice provisions. However, in particular, the structure of the HEINEKEN Group and specifically the relationship between Heineken Holding N.V. and Heineken N.V., prevents Heineken N.V. from applying a small number of best practice provisions, in particular this pertains to the following best practice provisions which are not (fully) applied or applied with an explanation:

- II.2.8: severance payment Executive Board members;
- III.2.1, III.2.2 a, c and e III.2.3 and III.5.1: independence of Supervisory Board members;
- III.3.5: appointment period Supervisory Board members;
- III.4.1 (g): contact with Central Works Council;
- III.5.11: chairman Remuneration Committee;
- III.6.6: delegated Supervisory Board member.

Other best practice provisions, which are not applied, relate to the fact that these principles and/or best practice provisions are not applicable to Heineken N.V.:

- II.2.4, II.2.6 and II.2.7: HEINEKEN does not grant options on shares;
- III.8: HEINEKEN does not have a one-tier management structure;
- IV.1.2 HEINEKEN has no financing preference shares;
- IV.2: HEINEKEN has no depositary receipts of shares, nor a trust office;
- IV.3.11: HEINEKEN has no anti-takeover measures;
- IV.4: The principle and best practice provisions relate to shareholders; and
- V.3.3: HEINEKEN has an internal audit function.

The General Meeting of Shareholders of 22 April 2010 discussed the way HEINEKEN deals with the Code and that Heineken N.V. does not (fully) apply the above best practice provisions. At the General Meeting of Shareholders of 20 April 2005, the departure from similar best practice provisions of the 2003 corporate governance code was put to the vote and approved.

Contrary to what is stated in the Comply or Explain report, HEINEKEN does not fully apply best practice provision III.5.1, as the regulations of the Audit Committee, the Remuneration Committee and the Selection & Appointment Committee permit that more than one committee member is not independent within the meaning of best practice provision III.2.2.

Risk Management and Control Systems over financial reporting

The risk management and control systems over financial reporting contain clear accounting policies, a standard chart of accounts and Assurance Letters signed by regional and local management. The HEINEKEN common systems and embedded control frameworks are implemented in a large number of the Operating Companies and support common accounting and regular financial reporting in standard forms. Testing of key controls relevant for financial reporting is part of the Common Internal Audit Approach in Operating Companies on common systems. The external audit activities provide additional assurance on the financial reporting. Within the scope of the external auditors' financial audit assignment, they also report on internal control issues through their management letters, and they attend the regional and certain local assurance meetings.

The internal risk management and control systems, as described in this section, provide a reasonable assurance that the financial reporting does not contain any errors of material importance. The risk management and control systems worked properly in the year under review.

This statement cannot be construed as a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act, which is not applicable to Heineken N.V.

General Meeting of Shareholders

Annually, within six months after the end of the financial year, the annual General Meeting of Shareholders shall be held, in which, inter alia, the following items shall be brought forward: (i) the discussion of the Annual Report, (ii) the discussion and adoption of the financial statements, (iii) discharge of the members of the Executive Board for their management, (iv) discharge of the members of the Supervisory Board for their supervision on the management and (v) appropriation of profits. General Meetings of Shareholders shall be held in Amsterdam.

Convocation

Pursuant to the law, the Executive Board or the Supervisory Board shall convene the General Meetings of Shareholders with a convocation period of at least 42 days (excluding the date of the meeting, but including the convocation date).

The Executive Board and the Supervisory Board are obliged to convene a General Meeting of Shareholders upon request of shareholders individually or collectively owning 25 per cent of the shares. Such meeting shall then be held within eight weeks from the request and shall deal with the subjects as stated by those who wish to hold the meeting.

Right to include items on the agenda

If the Executive Board has been requested in writing not later than 60 days prior to the date of the General Meeting of Shareholders to deal with an item by one or more shareholders who solely or jointly (i) represent at least one per cent (1 per cent) of the issued capital or (ii) at least represent a value of EUR50 million, then the item will be included in the convocation or announced in a similar way. A request of a shareholder for an item to be included on the agenda of the General Meeting of Shareholders needs to be substantiated. The principles of reasonableness and fairness may allow the Executive Board to refuse the request.

The Dutch Corporate Governance Code of 10 December 2008 provides the following in best practice provision IV.4.4: "A shareholder shall exercise the right of putting an item on the agenda only after he consulted the Executive Board about this. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company's strategy, for example through the dismissal of one or more Executive or Supervisory Board members, the Executive Board shall be given the opportunity to stipulate a reasonable period in which to respond (the response time). This shall also apply to an intention as referred to above for judicial leave to call a general meeting pursuant to Article 2:110 of the Dutch Civil Code. The shareholder shall respect the response time stipulated by the Executive Board within the meaning of best practice provision II.1.9."

If the Executive Board invokes a response time, such period shall not exceed 180 days from the moment the Executive Board is informed by one or more shareholders of their intention to put an item on the agenda to the day of the general meeting at which the item is to be dealt with. The Executive Board shall use the response time for further deliberation and constructive consultation. This shall be monitored by the Supervisory Board. The response time shall be invoked only once for any given general meeting and shall not apply to an item in respect of which the response time has been previously invoked.

Best practice provision IV.4.4 is written for shareholders and they are free to deviate from the recommendation of the best practice provision to respect this response time.

Record date
For each General Meeting of Shareholders, the Company shall determine a record date for the exercise of the voting rights and participation in the meeting. The record date shall be the 28th day prior to the date of the meeting. The record date shall be included in the convocation notice, as well as the manner in which those entitled to attend and/or vote in the meeting can be registered and the manner in which they may exercise their rights.

Only persons that are shareholder on the record date may participate and vote in the General Meeting of Shareholders.

Participation in person, by proxy or through electronic communication
Each shareholder is entitled, either personally or by proxy authorised in writing, to attend the General Meeting of Shareholders, to address the meeting and to exercise his voting rights.

The Executive Board may determine that the powers set out in the previous sentence may also be exercised by means of electronic communication. The Executive Board may subject the use of electronic communications to conditions which will then be indicated in the convocation notice.

If a shareholder wants to exercise his rights by proxy authorised in writing, the written power of attorney must be received by the Company no later than on the date indicated for that purpose in the convocation notice. Through its website, the Company generally facilitates that shareholders can give electronic voting instructions.

Attendance list
Each person entitled to vote or otherwise entitled to attend a meeting or such person's representative shall have to sign the attendance list, stating the number of shares and votes represented by such person.

Chairman of the General Meeting
All General Meetings of Shareholders shall be presided by the Chairman or the Vice-Chairman of the Supervisory Board, or in his absence, by one of the Supervisory Board members present at the meeting, to be designated by them in mutual consultation. If no members of the Supervisory Board are present, the meeting shall appoint its own chairman.

Voting
All resolutions of the General Meeting of Shareholders shall be adopted by an absolute majority of the votes cast, except for those cases in which the law or the Articles of Association prescribe a larger majority.

Each share confers the right to one vote. Blank votes shall be considered as not having been cast.

The Executive Board may determine in the convocation notice that any vote cast prior to the General Meeting of Shareholders by means of electronic communication, shall be deemed to be a vote cast in the General Meeting of Shareholders. Such a vote may not be cast prior to the record date. A shareholder who has cast his vote prior to the General Meeting of Shareholders by means of electronic communication remains entitled to, whether or not represented by a holder of a written power of attorney, participate in the General Meeting of Shareholders.

Minutes
The proceedings in the General Meeting of Shareholders shall be recorded in minutes taken by a secretary to be designated by the chairman of the meeting, which minutes shall be signed by the chairman of the meeting and the secretary. If, in deviation of the above, a notarial record of the proceedings of the General Meeting of Shareholders is drawn up, the chairman of the meeting shall countersign the notarial record. Upon request the record of the proceedings of the General Meeting of Shareholders shall be submitted to shareholders ultimately within three months after the conclusion of the meeting.

Resolutions to be adopted by the General Meeting

The General Meeting of Shareholders has authority to adopt resolutions concerning inter alia the following matters:

(i) Issue of shares by the Company or rights on shares (and authorise the Executive Board to resolve that the Company issues shares or rights on shares)
(ii) Authorise the Executive Board to resolve that the Company acquires its own shares
(iii) Cancellation of shares and reduction of share capital
(iv) Appointment of Executive Board members
(v) The remuneration policy for Executive Board members
(vi) Suspension and dismissal of Executive Board members
(vii) Appointment of Supervisory Board members
(viii) The remuneration of Supervisory Board members
(ix) Suspension and dismissal of Supervisory Board members
(x) Appointment of the Delegated Member of the Supervisory Board
(xi) Adoption of the financial statements
(xii) Granting discharge to Executive and Supervisory Board members
(xiii) The profit reservation and distribution policy
(xiv) Dividend distributions
(xv) A substantial change in the corporate governance structure
(xvi) Appointment of the external auditor
(xvii) Amendment of the Articles of Association and
(xviii) Liquidation.

Resolutions on a major change in the identity or character of the Company or enterprise shall be subject to the approval of the General Meeting of Shareholders. This would at least include (a) the transfer of the enterprise or the transfer of practically the entire enterprise of the Company to a third party, (b) the entering into or the termination of a lasting co-operation of the Company or a subsidiary with another legal entity or company or as fully liable partner in a limited partnership or general partnership, if such co-operation or termination is of fundamental importance to the Company and (c) acquiring or disposing of a participation in the capital of a company by the Company or a subsidiary amounting to at least one-third of the amount of assets according to the Company's consolidated balance sheet plus explanatory notes as laid down in the last adopted financial statements of the Company.

Provision of information

The Executive Board and the Supervisory Board shall provide the General Meeting of Shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Executive Board and the Supervisory Board invoke an overriding interest, they shall give reasons.

Executive Board

Composition and role of the Executive Board

Executive Board members are appointed by the General Meeting of Shareholders from a non-binding nomination drawn up by the Supervisory Board.

The Executive Board currently consists of two members, Chairman/CEO Jean François (J.F.M.L.) van Boxmeer and CFO René (D.R.) Hooft Graafland.

Best practice provision II.1.1 of the Dutch Corporate Governance Code of 10 December 2008 recommends that an Executive Board member is appointed for a maximum period of four years and that a member may be reappointed for a term of not more than four years at a time.

In compliance with this best practice provision, the Supervisory Board has drawn up a rotation schedule in order to avoid, as far as possible, a situation in which Executive Board members retire at the same time.

The Annual General Meeting of Shareholders of 21 April 2011 resolved to re-appoint D.R. Hooft Graafland for a period of four years. It is contemplated that a non-binding nomination for the reappointment of J.F.M.L. van Boxmeer for a period of four years will be submitted to the Annual General Meeting of Shareholders of 2013.

The Supervisory Board appoints one of the Executive Board members as Chairman/CEO.

The General Meeting of Shareholders can dismiss members of the Executive Board by a majority of the votes cast, if the subject majority at least represents one-third of the issued capital.

The role of the Executive Board is to manage the Company, which means, amongst other things, that it is responsible for setting and achieving the operational and financial objectives of the Company, the design of the strategy to achieve the objectives, the parameters to be applied in relation to the strategy (for example in respect of the financial ratios), the associated risk profile, the development of results and corporate social responsibility issues that are relevant to the enterprise. The Executive Board is accountable for this to the Supervisory Board and to the General Meeting. In discharging its role, the Executive Board shall be guided by the interests of the Company and its affiliated enterprises, taking into consideration the interests of the Company's stakeholders. The Executive Board is responsible for complying with all primary and secondary legislation, for managing the risks associated with the Company's activities and for financing the Company.

A member of the Executive Board shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he has a conflict of interest with the Company.

Supervisory Board

Composition of the Supervisory Board

The Supervisory Board consists of ten members: Cees van Lede (Chairman), José Antonio Fernández Carbajal (Vice-Chairman), Maarten Das (Delegated Member), Michel de Carvalho, Jan Michiel Hessels, Jan Maarten de Jong, Annemiek Fentener van Vlissingen, Mary Minnick, Christophe Navarre and Javier Astaburuaga Sanjinés.

Information on these Supervisory Board members is provided hereunder.

Cees (C.J.A.) van Lede (1942)
Dutch nationality; male.
Appointed in 2002; latest reappointment in 2010*.
Chairman (2004).
Profession: Company Director.
Supervisory directorships Dutch stock listed companies: Royal Philips Electronics N.V.
Other positions**: Sara Lee Corporation, Air Liquide S.A., Air France/KLM, Senior Advisor Europe JP Morgan Plc., London.

José Antonio (J.A.) Fernández Carbajal (1954)
Mexican nationality; male.
Appointed in 2010*. Vice-Chairman (2010).
Profession: Chairman & CEO Fomento Económico Mexicano S.A.B. de C.V. (FEMSA).
No Supervisory directorships Dutch stock listed companies.
Other positions**: Heineken Holding N.V., Coca-Cola Femsa S.A.B. de C.V. (Chairman), Tecnológico de Monterrey (Vice-Chairman), Grupo Industrial Bimbo, Televisa, Xignux, Cemex, Aerolíneas Volaris, Industrias Peñoles, participates on Boards of Grupo Financiero BBVA Bancomer.

Maarten (M.) Das (1948)
Dutch nationality; male.
Appointed in 1994; latest reappointment in 2009*.
Delegated Member (1995).
Profession: Advocaat (Attorney at law).
No supervisory directorships Dutch stock listed companies.
Other positions**: Heineken Holding N.V. (Chairman), L'Arche Green N.V. (Chairman), Stichting Administratiekantoor Priores, LAC B.V., Greenfee B.V. (Chairman).

Michel (M.R.) de Carvalho (1944)
British nationality; male.
Appointed in 1996; latest reappointment in 2011*.
Profession: Banker, Investment Banking, Citi Inc., UK (Vice-Chairman) and Citi Private Bank Europe, Middle East and Africa (Chairman).
No supervisory directorships Dutch stock listed companies.
Other positions**: L'Arche Green N.V.

Jan Michiel (J.M.) Hessels (1942)
Dutch nationality; male.
Appointed in 2001; latest reappointment in 2009*.
Profession: Company Director.
Supervisory directorships Dutch stock listed companies: Royal Boskalis Westminster N.V. (Chairman).
Other positions**: NYSE Euronext, Inc. (Chairman), SC Johnson Corporation, Inc., Central Plan Committee of the Netherlands Bureau for Economic Policy Analysis (CPB) (Chairman).

Jan Maarten (J.M.) de Jong (1945)
Dutch nationality; male.
Appointed in 2002; latest reappointment in 2010*.
Profession: Banker.
Supervisory directorships Dutch stock listed companies: Nutreco N.V. (Chairman).
Other positions**: Onderlinge Levensverz-Mij. " 's-Gravenhage" U.A. (Chairman), AON Groep Nederland B.V. (Chairman), Theodoor Gilissen Bankiers N.V., CRH plc, Ireland, Kredietbank S.A. Luxembourgeoise, Luxembourg, KBC Bank N.V., Belgium.

Annemiek (A.M.) Fentener van Vlissingen (1961)
Dutch nationality; female.
Appointed in 2006; latest reappointment in 2010*.
Profession: Company Director.
No supervisory directorships Dutch stock listed companies.
Other positions**: SHV Holdings N.V. (Chairman), De Nederlandsche Bank, Lhoist, Belgium, University Medical Center Utrecht (UMC Utrecht).

Mary (M.E.) Minnick (1959)
American nationality; female.
Appointed in 2008*.
Profession: Partner in Lion Capital LLP, UK.
No supervisory directorships Dutch stock listed companies.

Christophe (V.C.O.B.J.) Navarre (1958)
Belgian nationality; male.
Appointed in 2009*.
Profession: Chairman & CEO Moët Hennessy, LVMH Wines & Spirits Brands.
No supervisory directorships Dutch stock listed companies.

Javier (J.G.) Astaburuaga Sanjinés (1959)
Mexican nationality; male.
Appointed in 2010*.
Profession: CFO Fomento Económico Mexicano S.A.B. de C.V. (FEMSA).
No supervisory directorships Dutch stock listed companies.
Other positions**: Coca-Cola Femsa S.A.B. de C.V.

* For the maximum period of four years.
** Under 'Other positions' other functions are mentioned that may be relevant to performance of the duties of the Supervisory Board.

The Supervisory Board members are appointed by the General Meeting of Shareholders from a non-binding nomination drawn up by the Supervisory Board.

The General Meeting of Shareholders can dismiss members of the Supervisory Board by a majority of the votes cast, if the subject majority at least represents one-third of the issued capital.

The composition of the Supervisory Board is such that the members are able to act critically and independently of one another and of the Executive Board and any particular interests. Five members of the Supervisory Board (Messrs. de Carvalho, de Jong, Das, Fernández Carbajal and Astaburuaga Sanjinés) do not meet the applicable criteria for being 'independent' within the meaning of best practice provision III.2.2 of the Dutch Corporate Governance Code of 10 December 2008.

A person may be appointed to the Supervisory Board for a maximum of three four-year terms. However, given the structure of the HEINEKEN Group, the maximum appointment period will not be applied to members who are related by blood or marriage to the late Mr. A.H. Heineken or to members who are also members of the Board of Directors of Heineken Holding N.V.

The Supervisory Board has drawn up a rotation schedule in order to avoid, as far as possible, a situation in which many Supervisory Board members retire at the same time. The rotation schedule is available on www.theHEINEKENcompany.com.

Profile

The Supervisory Board has prepared a profile of its size and composition, taking account of the nature of the business, its activities and the desired expertise and background of the Supervisory Board members. The profile deals with the aspects of diversity in the composition of the Supervisory Board that are relevant to the Company and states what specific objective is pursued by the Supervisory Board in relation to diversity. Each Supervisory Board member shall be capable of assessing the broad outline of the overall policy. At least one member of the Supervisory Board shall be a financial expert with relevant knowledge and experience of financial administration and accounting for listed companies or other large legal entities. The composition of the Supervisory Board shall be such that it is able to carry out its duties properly. The profile is available on www.theHEINEKENcompany.com.

Role

The role of the Supervisory Board is to supervise the management of the Executive Board and the general affairs of the Company and its affiliated enterprises, as well as to assist the Executive Board by providing advice. In discharging its role, the Supervisory Board shall be guided by the interests of the Company and its affiliated enterprises and shall take into account the relevant interest of the Company's stakeholders.

The supervision of the Executive Board by the Supervisory Board includes the achievement of the Company's objectives, the corporate strategy and the risks inherent in the business activities, the design and effectiveness of the internal risk and control systems, the financial reporting process, compliance with primary and secondary legislation, the Company–shareholder relationship and corporate social responsibility issues that are relevant to the Company.

The Supervisory Board evaluates at least once a year the corporate strategy and the main risks of the business, the result of the assessment by the Executive Board of the design and effectiveness of the internal risk management and control systems, as well as any significant changes thereto.

The division of duties within the Supervisory Board and the procedure of the Supervisory Board is laid down in the Regulations for the Supervisory Board, which are available on www.theHEINEKENcompany.com.

A member of the Supervisory Board shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he has a conflict of interest with the Company.

The Executive Board provides the Supervisory Board with all information necessary for the exercise of the duties of the Supervisory Board.

The Supervisory Board evaluates at least once a year, without the Executive Board being present, its own functioning, the functioning of its committees and its individual members and the conclusions that must be drawn on the basis thereof. The Supervisory Board also evaluates the desired profile, composition and competence of the Supervisory Board.

Moreover, the Supervisory Board evaluates at least once a year without the Executive Board being present both the functioning of the Executive Board as an organ of the Company and the performance of its individual members and the conclusions that must be drawn on the basis thereof.

Resolutions subject to Supervisory Board approval
Certain resolutions of the Executive Board are subject to the approval of the Supervisory Board. Examples are resolutions concerning the operational and financial objectives of the Company, the strategy designed to achieve the objectives, the parameters to be applied in relation to the strategy (for example in respect of the financial ratios) and corporate social responsibility issues that are relevant to the Company. Also decisions to enter into transactions under which Executive Board or Supervisory Board members would have conflicts of interest that are of material significance to the Company and/or to the relevant Executive Board member/ Supervisory Board member require the approval of the Supervisory Board. Further reference is made to Article 8 paragraph 6 of the Articles of Association of the Company, which contains a list of resolutions of the Executive Board that require Supervisory Board approval.

Chairman
The Supervisory Board appoints from its members a Chairman (currently C.J.A. van Lede).

The Chairman of the Supervisory Board may not be a former member of the Executive Board.

The Chairman of the Supervisory Board ensures the proper functioning of the Supervisory Board and its committees and acts on behalf of the Supervisory Board as the main contact for the Executive Board and for shareholders regarding the functioning of the Executive and Supervisory Board members.

Vice-Chairman
The Supervisory Board appoints from its members a Vice-Chairman (currently J.A. Fernández Carbajal).

The Vice-Chairman of the Supervisory Board acts as deputy for the Chairman.

The Vice-Chairman acts as contact for individual Supervisory Board members and Executive Board members concerning the functioning of the Chairman of the Supervisory Board.

Delegated Member
The General Meeting of Shareholders may appoint one of the Supervisory Board members as Delegated Member (currently M. Das).

The delegation of powers to the Delegated Member does not exceed the duties of the Supervisory Board and does not comprise the management of the Company. It intends to effect a more intensive supervision and advice and more regular consultation with the Executive Board.

The Delegated Member has a veto right concerning resolutions of the Supervisory Board to approve the resolutions of the Executive Board referred to in Article 8 paragraph 6 under a, b and c of the Articles of Association of the Company.

Committees
The Supervisory Board has five committees, the Preparatory Committee, the Audit Committee, the Remuneration Committee, the Selection & Appointment Committee and the Americas Committee.

The function of these committees is to prepare the decision-making of the Supervisory Board. The Supervisory Board has drawn up regulations for each committee, which indicate the role and responsibility of the committee concerned, its composition and the manner in which it discharges its duties. These regulations are available on www.theHEINEKENcompany.com.

The Report of the Supervisory Board states the composition of the committees, the number of committee meetings and the main items discussed.

Preparatory Committee
The Preparatory Committee prepares decision-making of the Supervisory Board on matters not already handled by any of the other committees, such as in relation to acquisitions and investments.

Audit Committee
The Audit Committee may not be chaired by the Chairman of the Supervisory Board or by a former member of the Executive Board.

At least one member of the Audit Committee shall be a financial expert with relevant knowledge and experience of financial administration and accounting for listed companies or other large legal entities.

The Audit Committee focuses on supervising the activities of the Executive Board with respect to (i) the operation of the internal risk management and control systems, including the enforcement of the relevant primary and secondary legislation and supervising the operation of codes of conduct, (ii) the provision of financial information by the Company, (iii) compliance with recommendations and observations of internal and external auditors, (iv) the role and functioning of the internal audit function, (v) the policy of the Company on tax planning, (vi) relations with the external auditor, including, in particular, his independence, remuneration and any non-audit services for the Company, (vii) the financing of the Company and (viii) the applications of information and communication technology.

The Audit Committee acts as the principal contact for the external auditor if he discovers irregularities in the content of the financial reporting.

The Audit Committee meets with the external auditor as often as it considers necessary, but at least once a year, without the Executive Board members being present.

Remuneration Committee
The Remuneration Committee may not be chaired by the Chairman of the Supervisory Board or by a former member of the Executive Board or by a Supervisory Board member who is a member of the management board of another listed company. However, given the structure of the HEINEKEN Group and the character of the Board of Directors of Heineken Holding N.V., the Remuneration Committee may be chaired by a Supervisory Board member who is a member of the Board of Directors of Heineken Holding N.V. (as currently is the case with Mr. M. Das).

No more than one member of the Remuneration Committee may be a member of the management board of another Dutch listed company.

The Remuneration Committee, inter alia, makes the proposal to the Supervisory Board for the remuneration policy to be pursued, and makes a proposal for the remuneration of the individual members of the Executive Board for adoption by the Supervisory Board.

Selection & Appointment Committee
The Selection and Appointment Committee, inter alia, (i) draws up selection criteria and appointment procedures for Supervisory Board members and Executive Board members, (ii) periodically assesses the size and composition of the Supervisory Board and the Executive Board, and makes a proposal for a composition profile of the Supervisory Board, (iii) periodically assesses the functioning of individual Supervisory Board members and Executive Board members and reports on this to the Supervisory Board, (iv) makes proposals for appointments and reappointments and (v) supervises the policy of the Executive Board on the selection criteria and appointment procedures for senior management.

Americas Committee
The Americas Committee advises the Supervisory Board on the overall strategic direction of the Americas Region and reviews and evaluates the performance, the organization and the management in the Americas Region.

Decree Article 10 Take-Over Directive

Shares

The issued share capital of Heineken N.V. amounts to EUR921,604,180.80, consisting of 576,002,613 shares of EUR1.60 each. Each share carries one vote. The shares are listed on Euronext Amsterdam.

All shares carry equal rights and are freely transferable (unless provided otherwise hereunder).

Shares repurchased by Heineken N.V. for the share-based long-term variable awards or for any other purpose do not carry any voting rights and dividend rights.

Shareholders who hold shares on a predetermined record date are entitled to attend and vote at General Meetings of Shareholders. The record date for the Annual General Meeting of Shareholders of 19 April 2012 is 28 days before the Annual General Meeting of Shareholders, i.e. on 22 March 2012.

Substantial shareholdings

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Financial Markets Authority has been notified about the following substantial shareholding regarding Heineken N.V.:

- Mrs. C.L. de Carvalho-Heineken (indirectly 50.005 per cent; the direct 50.005 per cent shareholder is Heineken Holding N.V.)
- Voting Trust (FEMSA) (indirectly 10.14 per cent; the direct 10.14 per cent shareholder is CB Equity LLP); as at 31 December 2011 CB Equity LLP holds 12.53 per cent
- Massachusetts Financial Services Company (a capital interest of 2.12 per cent and a voting interest of 5.00 per cent of which 2.94 per cent is held directly and 2.06 per cent is held indirectly).

Restrictions related to shares held by FEMSA

Upon completion (on 30 April 2010) of the acquisition of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. ('FEMSA'), CB Equity LLP (belonging to the FEMSA group) received Heineken N.V. shares (and Heineken Holding N.V. shares). Pursuant to the Corporate Governance Agreement of 30 April 2010 concluded between Heineken N.V., Heineken Holding N.V., L'Arche Green N.V., FEMSA and CB Equity LLP the following applies:

- Subject to certain exceptions, FEMSA, CB Equity LLP and any member of the FEMSA group shall not increase its shareholding in Heineken Holding N.V. above 20 per cent and shall not increase its holding in the HEINEKEN Group above a maximum of 20 per cent economic interest (such capped percentages referred to as the 'Voting Ownership Cap').
- Subject to certain exceptions, FEMSA, CB Equity LLP and any member of the FEMSA group may not exercise any voting rights in respect of any shares beneficially owned by it, if and to the extent such shares are in excess of the applicable Voting Ownership Cap.
- FEMSA, CB Equity and any member of the FEMSA group may not sell any shares in Heineken N.V. (and in Heineken Holding N.V.) for a five-year period, subject to certain exceptions, including amongst others, (i) beginning in year three, the right to sell up to 1 per cent of all outstanding shares of each of Heineken N.V. and Heineken Holding N.V. in any calendar quarter (ii) beginning in year three, the right to sell any Heineken N.V. shares and/or any Heineken Holding N.V. shares in any private block sale outside the facilities of a stock exchange so long as Heineken Holding N.V. (as to Heineken N.V. shares) respectively L'Arche Green N.V. (as to Heineken Holding N.V. shares) is given first the opportunity to acquire such shares at the market price thereof.
- Unless FEMSA's economic interest in the HEINEKEN Group were to fall below 14 per cent, the current FEMSA control structure were to change or FEMSA were to be subject to a change of control, FEMSA is entitled to have two representatives on the Heineken N.V. Supervisory Board, one of whom will be Vice-Chairman, who also serves as the FEMSA representative on the Board of Directors of Heineken Holding N.V.

Share plans

There is a share-based Long-Term Variable Award ('LTV') for both the Executive Board members and senior management. Eligibility for participation is based on objective criteria.

Each year, performance shares are awarded to the participants. Depending on the fulfilment of certain predetermined performance conditions during a three-year performance period, the performance shares will vest and the participants will receive Heineken N.V. shares.

Shares received by Executive Board members upon vesting under the Long-Term Variable Award are subject to a holding period of five years as from the date of award of the respective performance shares, which is approximately two years from the vesting date.

Under the Short-Term Variable Pay ('STV') for the Executive Board, the Executive Board members are entitled to receive a cash bonus subject to the fulfilment of predetermined performance conditions. The Executive Board members are obliged to invest at least 25 per cent of their STV payout in Heineken N.V. shares (investment shares) to be delivered by Heineken N.V.; the maximum they can invest in Heineken N.V. shares is 50 per cent of their STV payout (at their discretion).

The investment shares (which are acquired by the Executive Board members in the year after the year over which the STV payout is calculated) are subject to a holding period of five years as from 1 January of the year in which the investment shares are acquired.

Executive Board members are entitled to receive one additional Heineken N.V. share (a matching share) for each investment share held by them at the end of the respective holding period. The entitlement to receive matching shares shall lapse upon the termination by the Company of the employment agreement for an urgent reason ('dringende reden') within the meaning of the law or in case of dismissal for cause ('ontslag met gegronde redenen') whereby the cause for dismissal concerns unsatisfactory functioning of the Executive Board member.

In exceptional non-recurring situations, extraordinary share entitlements may be awarded by the Executive Board to employees. These share entitlements are usually non-performance related and the employees involved are usually entitled to receive Heineken N.V. shares after the expiry of a period of time.

The shares required for the LTV, the STV and the extraordinary share entitlements will be acquired by Heineken N.V. The transfer of shares to the participants under the LTV, to the Executive Board members under the STV and the recipients of extraordinary share entitlements requires the approval of the Supervisory Board of Heineken N.V.

Change of control

There are no important agreements to which Heineken N.V. is a party and that will automatically come into force, be amended or be terminated under the condition of a change of control over Heineken N.V. as a result of a public offer.

However, in the situation of a change control over Heineken N.V. (as defined in the respective agreement), the contractual conditions of most of Heineken N.V.'s important financing agreements and the terms and conditions of Heineken N.V.'s bond issues after 2003 entitle the banks and bondholders respectively to claim early repayment of the amounts borrowed by Heineken N.V.

Also some of HEINEKEN's important joint venture agreements provide that in case of a change of control over HEINEKEN (as defined in the respective agreement), the other party to such agreement may exercise its right to purchase HEINEKEN's shares in the joint venture, as a result of which the respective joint venture agreement will terminate.

Compensation rights on termination of employment agreements

There are no agreements of Heineken N.V. with Executive Board members or other employees that specifically entitle them to any compensation rights upon termination of their employment after completion of a public offer on Heineken N.V. shares.

If Heineken N.V. gives notice of termination of the employment agreement for a reason which is not an urgent reason ('dringende reden') within the meaning of the law, Heineken N.V. shall pay severance compensation to the Executive Board member on expiry of the employment agreement. This severance compensation shall be set on the basis of the notion of reasonableness taking into account all the circumstances of the matter, including whether the Executive Board member shall be bound by a non-competition obligation and whether any allowance is paid by Heineken N.V. in relation to this non-competition obligation. In case of dismissal for cause ('ontslag met gegronde reden') whereby the cause for dismissal concerns unsatisfactory functioning of the Executive Board member, the severance compensation cannot exceed one year's base salary, including holiday allowance.

Appointment and dismissal of Supervisory and Executive Board members

Members of the Supervisory Board and the Executive Board are appointed by the General Meeting of Shareholders on the basis of a non-binding nomination by the Supervisory Board.

The General Meeting of Shareholders can dismiss members of the Supervisory Board and the Executive Board by a majority of the votes cast, if the subject majority at least represents one-third of the issued capital.

Amendment of the Articles of Association

The Articles of Association can be amended by resolution of the General Meeting of Shareholders in which at least half of the issued capital is represented and exclusively either at the proposal of the Supervisory Board or at the proposal of the Executive Board that has been approved by the Supervisory Board, or at the proposal of one or more shareholders representing at least half of the issued capital.

Acquisition of own shares

On 21 April 2011, the Annual General Meeting of Shareholders authorised the Executive Board (for the statutory maximum period of 18 months), to acquire own shares subject to the following conditions and with due observance of the law and the Articles of Association (which require the approval of the Supervisory Board):

a. The maximum number of shares which may be acquired is 10 per cent of the issued share capital of Heineken N.V.
b. Transactions must be executed at a price between the nominal value of the shares and 110 per cent of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein.
c. Transactions may be executed on the stock exchange or otherwise.

The authorisation to acquire own shares has been used in connection with the delivery of the Allotted Shares (the shares allotted to FEMSA (and its affiliates) with delivery over a period of not more than five years after completion (on 30 April 2010) of the acquisition of FEMSA's beer operations) to FEMSA (and its affiliates) (which delivery has been fully implemented and completed in October 2011). The authorisation may also be used in connection with the LTV for the members of the Executive Board and the LTV for senior management, but may also serve other purposes, such as other acquisitions. A new authorisation will be submitted for approval to the Annual General Meeting of Shareholders of 19 April 2012.

Issue of shares

On 21 April 2011, the Annual General Meeting of Shareholders also authorised the Executive Board (for a period of 18 months) to issue shares or grant rights to subscribe for shares and to restrict or exclude shareholders' pre-emption rights, with due observance of the law and Articles of Association (which require the approval of the Supervisory Board). The authorisation is limited to 10 per cent of Heineken N.V.'s issued share capital, as per the date of issue. The authorisation may be used in connection with the LTV for the members of the Executive Board and the LTV for senior management, but may also serve other purposes, such as acquisitions. A new authorisation will be submitted for approval to the Annual General Meeting of Shareholders of 19 April 2012.

Executive Board

J.F.M.L. van Boxmeer
D.R. Hooft Graafland

Amsterdam, 14 February 2012

Report of the Supervisory Board

To the Shareholders

During the year under review, the Supervisory Board performed its duties in accordance with primary and secondary law and the Articles of Association of Heineken N.V. and supervised and advised the Executive Board on an ongoing basis.

Financial statements and profit appropriation

The Supervisory Board hereby submits to the shareholders the financial statements and the report of the Executive Board for the financial year 2011, as prepared by the Executive Board and approved by the Supervisory Board in its meeting of 14 February 2012. The financial statements of this Annual Report can be found under the financial statements section of this Annual Report. KPMG Accountants N.V. audited the financial statements. Their report can be found on page 152 in the Other information section.

The Supervisory Board recommends that shareholders, in accordance with the Articles of Association, adopt these financial statements and, as proposed by the Executive Board, appropriate EUR477 million for payment of dividend. The underlying principle of the dividend policy is that 30–35 per cent of net profit before exceptional items and amortisation of brands (net profit beia) is placed at the disposal of shareholders for distribution as dividend. The proposed dividend amounts to EUR0.83 per share of EUR1.60 nominal value, of which EUR0.30 was paid as an interim dividend on 6 September 2011.

Supervisory Board composition, independence and remuneration

Composition

The Annual General Meeting of Shareholders on 21 April 2011 reappointed Mr. M.R. de Carvalho as member of the Supervisory Board for a period of four years.

In 2011 the Supervisory Board consisted of ten members. All members of the Supervisory Board comply with best practice provision III.3.4 of the Dutch Corporate Governance Code (maximum number of Supervisory Board seats). The Supervisory Board has a diverse composition in terms of experience, gender, nationality and age. Two out of ten members are women and five out of ten members are non-Dutch. There are five nationalities (Dutch, American, Mexican, British and Belgian) and the age ranges between 50 and 69. The Supervisory Board is of the opinion that the present composition reflects a broad selection of society and industry and markets HEINEKEN operates in.

In 2012, Mrs. M. Minnick will resign by rotation from the Supervisory Board at the Annual General Meeting of Shareholders on 19 April 2012. Mrs. Minnick is eligible for reappointment for a period of four years. A non-binding nomination for her appointment will be submitted to the Annual General Meeting of Shareholders. The notes to the agenda contain further information.

Mr. Hessels has decided to step down from the Supervisory Board as at 19 April 2012. Mr. Hessels has been a member of the Supervisory Board since 2001. The Supervisory Board is grateful for his commitment over many years and appreciates his contributions to the Supervisory Board and Audit Committee meetings.

A non-binding nomination will be submitted to the Annual General Meeting of Shareholders to appoint Mr. G.J. Wijers (1951) as member of the Supervisory Board as at 19 April 2012 for a period of four years. It is the intention that Mr. Wijers will become a member of the Audit Committee and will succeed Mr. C.J.A. van Lede as Chairman of the Supervisory Board in April 2013. Mr. Van Lede will step down as member and Chairman in 2013.

Independence

The Supervisory Board endorses the principle that the composition of the Supervisory Board shall be such that its members are able to act critically and independently of one another and of the Executive Board and any particular interests. In a strictly formal sense, Messrs. De Jong, Das, de Carvalho, Fernández Carbajal and Astaburuaga Sanjinés do not meet the applicable criteria for 'independence' as set out in the Dutch Corporate Governance Code dated 10 December 2008. However, the Supervisory Board has ascertained that Messrs. De Jong, Das, de Carvalho, Fernández Carbajal and Astaburuaga Sanjinés in fact act critically and independently.

Remuneration

The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board. In 2011 the Annual General Meeting of Shareholders resolved to adjust the remuneration of the Supervisory Board effective 1 January 2011. The detailed amounts are stated in Note 35 of the financial statements.

Meetings and activities of the Supervisory Board

The Supervisory Board held seven meetings with the Executive Board. The agenda included subjects such as the Company's strategy, the financial position of the Group, the results of the Regions and Operating Companies, acquisitions, large investment proposals, the yearly budget, management changes and the internal risk management and control systems. The external auditor attended the meeting in which the annual results were discussed.

The Supervisory Board reviewed its regulations, profile, etc. anticipating the new Dutch Act on Management and Supervision (Wet Bestuur en Toezicht) which is expected to come into effect as at 1 July 2012 and adjusted some of the regulations accordingly. A review will again take place as soon as the new Act has come into effect.

Yearly, the Supervisory Board has a two-day meeting with the Executive Board to discuss the Company's long-term strategy and the strategic options. The meeting was held in Mexico, where the Managing Director of Cuauhtémoc Moctezuma, Mexico presented the developments in Mexico, with specific attention on the integration and market developments. This was combined with market visits and a visit to the brewery in Monterrey.

Also an update was given by the Regional President Americas on the developments in the Americas, with special attention on the Brazilian market and the strategy of HEINEKEN Brazil.

During the year several representatives of Senior Management were invited to give presentations to the Supervisory Board. In 2011 the following subjects were presented in more detail:

- Development and plans for the Heineken brand
- Developments in the USA
- Update on wholesale in Western and Central Europe
- Human Resources and succession planning.

One meeting was held without the Executive Board being present. In this meeting, the Supervisory Board evaluated the performance, working methods, procedures and functioning of the Supervisory Board, its committees and its members as well as the functioning of the Executive Board. The meeting was based on the individual interviews conducted by the Chairman of the Supervisory Board with the Supervisory and Executive Board members. The conclusions and actions were discussed in a joint meeting with the Executive Board, in which the Executive Board was informed about the main conclusions and actions.

The Chairman of the Supervisory Board met frequently with the CEO, amongst others, to prepare the Supervisory Board meetings and to monitor progress.

None of the members of the Supervisory Board were frequently absent. An absence of twice or more is considered frequent.

Committees

The Supervisory Board has five committees, the Preparatory Committee, the Audit Committee, the Selection & Appointment Committee, the Remuneration Committee and the Americas Committee. The terms of reference for the committees are posted on the Company's website.

Preparatory Committee

Composition: Messrs. Van Lede (Chairman), Das, Fernández Carbajal and de Carvalho.

The Preparatory Committee met seven times. The committee prepares decision-making by the Supervisory Board.

Audit Committee

Composition: Messrs. De Jong (Chairman), Hessels, Navarre and Astaburuaga Sanjinés. The Audit Committee met four times.

The CFO attended all meetings, as well as the external auditor, the Chief Control & Accounting Officer and the Executive Director Global Audit. The CEO attended three out of four meetings. Other members of the Executive Committee and other Executive Directors attended as required. The Executive Director Global Audit has direct access to the Audit Committee, primarily through its chairman. During the year, the Audit Committee met in a private meeting once with the external auditors and once with the Executive Director Global Audit without management being present.

The Chairman of the Supervisory Board and the Chairman of the Audit Committee attended a separate meeting with the Executive Board about the development of the Governance, Risk and Compliance (GRC) framework initiated by the increased risk profile resulting from the strong growth of the Company in the last years.

The members collectively have the experience and financial expertise to supervise the financial statements and the risk profile of Heineken N.V. The Audit Committee discussed regular topics, such as the annual and interim financial statements, the effectiveness and the outcome of the risk management process and the adequacy of internal control policies. The Audit Committee also discussed the effectiveness of the internal audit function, and the matters arising from the internal audit reports, the scope of the external auditor, approach and fees, as well as reports from the external auditor. As part of the election process of the external auditor, the Audit Committee discussed the policy on auditor independence and non-audit services, and took consideration of the nature, scope and appropriateness of non-audit services supplied by the external auditor.

Specific attention was paid to Global Business Services, including the IT programmes, Global Procurement and Financial Shared Services through presentations by the Chief Global Business Services Officer. Functional updates on litigation and risk management, were discussed in the presence of the Executive Director Global Legal Affairs. The Executive Director Global Legal Affairs and the Director Business Conduct informed the Audit Committee about the roles and responsibilities and planned activities of the new Business Conduct function. Also the main pension funds were reviewed, including the accounting implications of IAS 19 as well as the treasury report and the tax report, in the presence of the Executive Director Global Tax & Financial Markets.

The Audit Committee also reviewed the achievement of targets for the annual bonus for the Executive Board and Senior Management.

The Audit Committee discussed the outcome of the annual Assurance Letter process and the reports from the Integrity Committee related to fraud reporting, whistle-blowing reporting and the compliance with Competition Law, and specific Company Rules like the Code of Business Conduct.

The Annual General Meeting of Shareholders appointed in 2008 the external auditor, KPMG Accountants N.V., for a four-year period (financial statements 2008–2011). In 2011 a performance evaluation review was conducted. A proposal to (re-) appoint KPMG Accountants N.V. for a four-year period (financial statements 2012–2015) will be submitted to the Annual General Meeting of Shareholders.

Selection & Appointment Committee

Composition: Messrs. Van Lede (Chairman), Das, Fernández Carbajal, de Carvalho and Mrs. Fentener van Vlissingen.

The Selection & Appointment Committee met twice. In the meetings, proposals for the composition of the Supervisory Board were developed and the rotation schedule of the Supervisory Board was discussed for approval by the Supervisory Board.

Remuneration Committee

Composition: Messrs. Das (Chairman), Van Lede, de Carvalho and Mrs. Fentener van Vlissingen.

The Remuneration Committee met five times, including meetings by telephone conference. In order to be well informed about international remuneration developments, the Remuneration Committee members received in one meeting a presentation on trends in Executive Remuneration, Executive Remuneration Governance and Remuneration Committee Working Practices.

Beginning 2011 the Remuneration Committee finalized the proposals to adjust the remuneration policy for the Executive Board and the remuneration of the Supervisory Board, both as at 1 January 2011. The proposals were approved by the Annual General Meeting of Shareholders on 21 April 2011. The Remuneration Committee paid attention to the pensions of members of the Executive Board. The Committee also proposed decisions to the Supervisory Board on target setting and payout levels for the variable pay (short-term and long-term) for the Executive Board (Heineken N.V. shares).

Americas Committee

Composition: Messrs. Fernández Carbajal (Chairman), de Carvalho and Mrs. Minnick.

As from 2010 the Supervisory Board installed a new committee, the Americas Committee. The committee advises the Supervisory Board on the overall strategic direction of the Americas Region and reviews and evaluates the performance, the organization and the management in the Americas Regions. The Chairman of the Executive Board and the Regional President Americas also attend the Americas Committee meetings.

The committee met twice in 2011 and discussed a.o. the integration activities in Mexico and Brazil and paid attention to specific developments in the region.

Executive Board composition and remuneration

Composition

The current Executive Board members were appointed for an indefinite term. Mr. Van Boxmeer was appointed in 2001 and Mr. Hooft Graafland in 2002. Best practice provision II.1.1 of the Dutch Corporate Governance Code of 10 December 2008 recommends that an Executive Board member is appointed for a period of four years and that a member may be reappointed for a term of not more than four years at a time.

In compliance with this best practice provision, the Supervisory Board has drawn up a rotation schedule in order to avoid, as far as possible, a situation in which Executive Board members retire at the same time.

Therefore Mr. D.R. Hooft Graafland was reappointed in the Annual General Meeting of Shareholders of 21 April 2011 as member of the Executive Board for a period of four years.

It is contemplated that a non-binding nomination for the reappointment of J.F.M.L. van Boxmeer for a period of four years will be submitted to the Annual General Meeting of Shareholders of 2013.

Remuneration

In 2011 the Annual General Meeting of Shareholders approved the current remuneration policy for the Executive Board. For 2012 the policy remains unchanged. Details of the policy and its implementation are described in the Remuneration Report.

Appreciation

2011 was again a challenging year, in view of the general economic circumstances. The Supervisory Board wishes to express its gratitude to the members of the Executive Board and all HEINEKEN employees for their hard work and dedication in 2011.

Supervisory Board Heineken N.V.

Van Lede
Fernández Carbajal
Das
de Carvalho
Hessels
De Jong

Fentener van Vlissingen
Minnick
Navarre
Astaburuaga Sanjinés

Amsterdam, 14 February 2012

Remuneration Report

The Executive Board's remuneration policy reflects our longstanding remuneration principles of supporting the business strategy, paying for performance and paying competitively and fairly. The policy and underlying principles continue to support us in facing ongoing economic challenges in many of our markets. Contrary to 2010 and 2011 the Supervisory Board concluded that there were no reasons to recommend policy adjustments to the Annual General Meeting of Shareholders for 2012. As compared to previous years the transparency of the disclosure of objectives and achievements of the short-term variable pay has been improved in this Report.

Introduction

The Remuneration Report includes two sections:

- Part I – Describes the current Executive Board remuneration policy, which was adopted by the Annual General Meeting of Shareholders in 2005 and subsequently adjusted in 2007, 2010 and 2011
- Part II – Provides details of the remuneration received by the Executive Board for 2011

Part I – Executive Board remuneration policy

Remuneration principles

The Executive Board's remuneration policy is designed to meet four key objectives:

- Support the business strategy – We align our remuneration programmes with business strategies focused on creating long-term growth and shareholder value, while maintaining a tight focus on short-term financial results,
- Pay for performance – We set clear and measurable goals for our short-term variable pay and long-term variable award and pay higher compensation when goals are exceeded and lower compensation when goals are not met,
- Pay competitively – We set target remuneration to be competitive with other multinational corporations of similar size, value and complexity, and
- Pay fairly – We set target remuneration to be internally consistent and fair. We regularly review internal pay relativities between the Executive Board and senior managers and aim to achieve consistency and alignment where possible.

Summary overview of remuneration elements

The Executive Board remuneration policy is simple and transparent in design and consists of the following key elements:

Remuneration element	Description	Strategic role
Base salary	▪ Fixed cash compensation based on level of responsibility ▪ Target level set at the median of the labour market peer group.	▪ Attraction ▪ Reward for performance of day-to-day activities.
Short-term variable pay	▪ Variable payment based on achievement of annual objectives ▪ 75 per cent of variable pay opportunity is based on financial and operational measures, 25 per cent on individual leadership targets ▪ Partly paid in cash and partly in investment shares with a holding restriction of five calendar years ▪ Investment shares are matched on a 1:1 basis after the holding period.	▪ Drive and reward annual HEINEKEN performance ▪ Drive and reward sound business decisions for the long-term health of HEINEKEN ▪ Align Executive Board and shareholder interest.
Long-term variable award	▪ Variable long-term remuneration element paid in Heineken N.V. shares ▪ Vesting of shares is based on meeting three-year Heineken N.V. performance objectives ▪ Five-year holding restriction after the date of the award (i.e. approximately two years after vesting).	▪ Drive and reward sound business decisions for the long-term health of HEINEKEN ▪ Align Executive Board and shareholder interest ▪ Support Executive retention.
Pension	▪ Defined Contribution plan or ▪ Capital Creation plan.	▪ Provide for employee welfare and retirement needs.

Peer group
A new global labour market peer group was adopted by the Annual General Meeting of Shareholders in 2011. The median of this global labour market peer group is a reference point for the target compensation of the CEO and CFO. Each year, the Remuneration Committee evaluates the peer group to ensure it remains relevant and may recommend adjustments to the Supervisory Board. For 2011 the peer group consisted of the following companies:

- Anheuser-Busch InBev (B)
- Carlsberg (DK)
- Coca-Cola (US)
- Colgate-Palmolive (US)
- Danone (F)
- Diageo (UK)
- Henkel (G)
- Kimberley-Clark (US)
- KraftFoods (US)
- L'Oréal (F)
- PepsiCo (US)
- Philips (NL)
- SABMiller (UK)
- Sara Lee (US)
- Unilever (NL)

Two companies from the labour market peer group, KraftFoods and Sara Lee have announced to split into two independent publicly traded companies in 2012. Based on our selection criteria established in 2011 (sector, revenue and geographic spread), the Supervisory Board will decide in 2012 on their replacement.

Base salary
Base salaries are determined by reference to a relevant peer group of companies and are targeted to be at the median level of the peer group. Every year, peer group and base salary levels are reviewed and the Remuneration Committee may propose adjustments to the Supervisory Board for approval taking into account external peer group data and internal pay relativities. For 2012 the peer group has been defined as mentioned above. The base salaries for both 2011 and 2012 are EUR1,050,000 for the CEO and EUR650,000 for the CFO.

Short-term variable pay
The short-term variable pay (STV) is designed to drive and reward the achievement of HEINEKEN's annual performance objectives. Through its payout in both cash and investment shares it also drives and rewards sound business decisions for the long-term health of Heineken N.V. and aligns Executive Board and shareholder interest.

The target STV opportunities for both 2011 and 2012 are 140 per cent of base salary for the CEO and 100 per cent of base salary for the CFO. The STV opportunity is for 75 per cent based on financial and operational measures and targets, and for 25 per cent on individual leadership measures and targets. At the beginning of the year, the Supervisory Board establishes the new performance measures, their relative weights and corresponding targets based on HEINEKEN's business priorities. These measures and their relative weights are reported in the Annual Report up front. The STV awards for 2012 will be subject to four performance measures, viz. Organic Net Profit beia Growth (20 per cent), Free Operating Cash Flow (20 per cent), Organic Gross Profit beia Growth (35 per cent) and individual leadership targets (25 per cent). At the end of the year, the Supervisory Board reviews the Company's and individual performance against the pre-set measures and targets, and approves the STV payout levels based on the performance achieved. The performance on each of the measures is reported in the Annual Report after the end of the performance period.

For threshold, target and maximum performance the following STV payout as a per cent of target applies:

- Threshold performance – 50 per cent of target
- Target performance – 100 per cent of target
- Maximum performance – 200 per cent of target.

The payout percentage for performance between these performance levels is on a straight-line basis.

The CEO and CFO are obliged to invest at least 25 per cent of their STV payout in Heineken N.V. shares (investment shares), to be delivered by the Company; the maximum they can invest in Heineken N.V. shares is 50 per cent of their STV payout (to their discretion). These investment shares will then be blocked for five calendar years, regardless of whether they stay in service of Heineken N.V., to link the value of the investment shares to long-term Company performance. After the blocking period the Company will match the investment shares 1:1, i.e. one matching share is granted for each investment share. Matching entitlements will be forfeited in case of dismissal by the Company for an urgent reason ('dringende reden') within the meaning of the law, or in case of dismissal for cause ('gegronde reden') whereby the cause for dismissal concerns unsatisfactory functioning of the Executive Board member. With this 'deferral-and-matching' proposition a significant share ownership by the Executive Board is ensured, creating an increased alignment of interest with shareholders.

The Supervisory Board may, at its sole discretion in determining the final payout, adjust the STV amount that would have been payable under the plan rules downwards or upwards if the payout based on plan rules would produce an unfair result due to extraordinary circumstances. The Supervisory Board can also recover from the Executive Board any STV payment in cash, investment shares or matching shares made on the basis of incorrect financial or other data (clawback provision).

Long-term variable award

The long-term variable award (LTV) is designed to drive and reward sound business decisions for the long-term health of HEINEKEN and to align the Executive Board and shareholder interest.

The target LTV opportunities for both 2011 and 2012 are 150 per cent of base salary for the CEO and 125 per cent of base salary for the CFO. Each year, a target number of performance shares is conditionally awarded, the vesting of which is, since the award of 2010, contingent on HEINEKEN's performance on four key fundamental financial performance measures.

- Organic Gross Profit beia Growth – a measure to drive top-line growth – the key measure of Company strength
- Organic EBIT beia Growth – a measure to drive operational efficiency
- Earnings Per Share (EPS) beia Growth – a measure of overall long-term Company performance
- Free Operating Cash Flow – a measure to drive focus on cash.

These four performance measures have equal weights to minimise the risk that participants over-emphasize one performance measure to the detriment of others. At the beginning of each performance period, the Supervisory Board establishes the corresponding targets on these performance measures based on HEINEKEN's business priorities. The targets are considered to be commercially sensitive and are not disclosed at that moment. At the end of the performance period, the Supervisory Board reviews the Company's performance against the pre-set measures and targets, and approves the LTV vesting based on the performance achieved. The performance on each of the measures is reported in the Annual Report after the end of the performance period.

For each performance measure, a threshold, target and maximum performance level is set with the corresponding performance share vesting schedule:

- Threshold performance – 50 per cent of performance shares vest
- Target performance – 100 per cent of performance shares vest, and
- Maximum performance – 200 per cent of performance shares vest.

Vesting between these performance levels is on a straight-line basis.

The Supervisory Board may, at its sole discretion adjust the amount of shares that would have vested under the plan rules based on the above described vesting schedule downwards or upwards if the vesting of shares based on plan rules would produce an unfair result due to extraordinary circumstances. The Supervisory Board can also recover from the Executive Board any shares which vested on the basis of incorrect financial or other data (clawback provision).

The vested performance shares that remain after withholding income tax are subject to an additional holding restriction of two years.

Pensions

The members of the Executive Board can either participate in a Defined Contribution Plan or in a Capital Creation Plan. In the Capital Creation Plan the Executive Board member elects to receive as income the Defined Contribution premium amounts from the pension scheme, less an amount equivalent to the employee contribution. Both the CEO and the CFO participate in the Capital Creation Plan.

As from 2012 the Executive Board pension plan and the Capital Creation plan have been fully aligned with the corresponding plans for the Top Executives under Dutch employment contract below the Executive Board. The implications going forward are that the employer pension expense is reduced by a good 10 per cent (for a given level of performance).

Part II – 2011 Remuneration overview

The following table gives details of the remuneration received by each member of the Executive Board for 2011.

			Long-term variable award[2]		
	Base salary in EUR	Short-term variable pay[1] in EUR	No. of performance shares vested	Value of performance shares vested in EUR	Pension Cost in EUR
Van Boxmeer	1,050,000	1,764,000	0	0	589,965
Hooft Graafland	650,000	780,000	0	0	399,140

[1] The short-term variable pay relates to the performance year 2011 and becomes payable in 2012. Both CEO and CFO have chosen to invest 50 per cent of this value in Heineken N.V. shares (investment shares). Matching entitlements on these investment shares are not included in the figures.
[2] The long-term variable award relates to the performance period 2009-2011.

Realisation 2011 short-term variable pay

The STV awards for 2011 were subject to four performance measures: Organic Net Profit beia Growth (20 per cent), Free Operating Cash Flow (20 per cent), Organic Gross Profit beia Growth (35 per cent) and individual leadership targets (25 per cent). The Supervisory Board determined the results against the pre-set targets on these measures as follows:

- Organic Net Profit beia Growth – above target performance
- Free Operating Cash Flow – above target performance
- Organic Gross Profit beia Growth – between threshold and target performance
- Individual leadership targets – above target performance

The resulting total STV payment over 2011 will be equal to 120 per cent of payout at target level for both the CEO and the CFO.

The Supervisory Board conducted a scenario analysis with respect to possible outcomes of the STV awards for 2011.

The table below provides an overview of the investment shares that were awarded as part of STV payments but that are blocked awaiting 1:1 matching by the Company, provided the conditions thereto are met:

	STV payout over	% of payout deferred	No. of shares awarded	Value of investment shares awarded at the grant date in EUR	End of lock-up period	Value of shares as of 31.12.2011
Van Boxmeer	2011	50%	t.b.d.[1]	882,000	31-12-2016	n.a.
	2010	50%	16,125[2]	653,125	31-12-2015	€576,791
Hooft Graafland	2011	50%	t.b.d.[1]	390,000	31-12-2016	n.a.
	2010	50%	8,274[2]	335,157	31-12-2015	€295,961

[1] The number of shares awarded in relation to the STV-payout over 2011 and beyond is determined by dividing the value of the investment shares at grant date by the closing share price of the date of publication of the annual results over that same year. For 2011 this date shall be 15 February 2012.
[2] The number of shares awarded in relation to the STV-payout over 2010 was determined by dividing the value of the investment shares at grant date by the closing share price of 21 April 2011, the date on which the AGM approved the remuneration policy 2011.

Realisation 2009-2011 long-term variable award

After 2011 the conditional performance shares awarded in 2009 are subject to vesting. Vesting of these performance shares, the last shares that were awarded before adoption of the new remuneration policy per 2010, is determined by Total Shareholder Return (TSR) over a three-year performance period relative to a performance peer group. The performance peer group consists of European branded consumer goods companies with which HEINEKEN competes in capital markets and includes the following companies:

- Anheuser-Busch InBev (B)
- Carlsberg (DK)
- Danone (F)
- Diageo (UK)
- Henkel (G)
- LVMH (F)
- Nestlé (CH)
- L'Oréal (F)
- SABMiller (UK)
- Unilever (NL)

Before the adoption of the 2010 Remuneration Policy, the target annual LTV opportunity for the CEO was 100 per cent of base salary and for the CFO 75 per cent of base salary. If HEINEKEN's TSR is higher than that of the median of the performance peer group, the performance shares vest according to the following schedule:

HEINEKEN's TSR rank in the performance peer group	% of performance shares vesting
1	150%
2	125%
3	100%
4	75%
5	50%
6 – Median Position	25%
7-11	0%

For the period 1 January 2009 – 31 December 2011, HEINEKEN ranked seventh in its performance peer group. As a result, the performance shares awarded in 2009 do not vest in 2012 and no vested shares are allocated to the members of the Executive Board.

The Supervisory Board conducted a scenario analysis with respect to possible outcomes of the LTV awards made in 2011 and previous awards made.

The table below provides an overview of outstanding LTV awards (awards made but not yet vested as of 31 December 2011):

	Grant date	No. of shares conditionally awarded at target level[1]	Value of shares conditionally awarded at the grant date in EUR	Vesting date[2]	No. of shares vested on the vesting date (gross)	End of lock-up period	Value of unvested shares as of 31.12.2011 in EUR
Van Boxmeer							
	2011	42,927	1,617,489	02.2014	–	02.2016	1,535,499
	2010	35,692	1,323,102	02.2013	–	02.2015	1,276,703
	2009	34,247	735,626	02.2012	–	02.2014	–
Hooft Graafland							
	2011	22,145	834,424	02.2014	–	02.2016	792,127
	2010	19,537	724,237	02.2013	–	02.2015	698,838
	2009	18,836	404,597	02.2012	–	02.2014	–

[1] Determined according to plan rules, using the closing share price of 31 December of the year preceding the grant.
[2] Within five business days immediately following the publication of the annual results of the Company, to occur after completion of the performance period.

Currently there are no vested LTV awards subject to the two-year lock-up period, as the awards made in 2007 and 2008 did not result in any shares being vested in 2010 and 2011 respectively.

Supervisory Board Heineken N.V.

Amsterdam, 14 February 2012

Contents

Consolidated Income Statement

For the year ended 31 December In millions of EUR	Note	2011	2010*
Revenue	5	**17,123**	16,133
Other income	8	**64**	239
Raw materials, consumables and services	9	(10,966)	(10,291)
Personnel expenses	10	(2,838)	(2,665)
Amortisation, depreciation and impairments	11	(1,168)	(1,118)
Total expenses		**(14,972)**	(14,074)
Results from operating activities		**2,215**	2,298
Interest income	12	70	100
Interest expenses	12	(494)	(590)
Other net finance income/(expenses)	12	(6)	(19)
Net finance expenses		**(430)**	(509)
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	16	240	193
Profit before income tax		**2,025**	1,982
Income tax expenses	13	(465)	(403)
Profit		**1,560**	1,579
Attributable to:			
Equity holders of the Company (net profit)		1,430	1,447
Non-controlling interests		130	132
Profit		**1,560**	1,579
Weighted average number of shares – basic	23	585,100,381	562,234,726
Weighted average number of shares – diluted	23	586,277,702	563,387,135
Basic earnings per share (EUR)	23	2.44	2.57
Diluted earnings per share (EUR)	23	2.44	2.57

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Consolidated Statement of Comprehensive Income

	Note	2011	2010*
For the year ended 31 December			
In millions of EUR			
Profit		**1,560**	1,579
Other comprehensive income:			
Foreign currency translation differences for foreign operations	24	(493)	390
Effective portion of change in fair value of cash flow hedges	24	(21)	43
Effective portion of cash flow hedges transferred to profit or loss	24	(11)	45
Ineffective portion of cash flow hedges	24	–	9
Net change in fair value available-for-sale investments	24	71	11
Net change in fair value available-for-sale investments transferred to profit or loss	24	(1)	(17)
Actuarial gains and losses	24/28	(93)	99
Share of other comprehensive income of associates/joint ventures	24	(5)	(29)
Other comprehensive income, net of tax	24	**(553)**	551
Total comprehensive income		**1,007**	2,130
Attributable to:			
Equity holders of the Company		884	1,983
Non-controlling interests		123	147
Total comprehensive income		**1,007**	2,130

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Consolidated Statement of Financial Position

As at 31 December In millions of EUR	Note	2011	2010*
Assets			
Property, plant & equipment	14	**7,860**	7,687
Intangible assets	15	**10,835**	10,890
Investments in associates and joint ventures	16	**1,764**	1,673
Other investments and receivables	17	**1,129**	1,103
Advances to customers	32	**357**	449
Deferred tax assets	18	**474**	542
Total non-current assets		**22,419**	22,344
Inventories	19	**1,352**	1,206
Other investments	17	**14**	17
Trade and other receivables	20	**2,260**	2,273
Prepayments and accrued income		**170**	206
Cash and cash equivalents	21	**813**	610
Assets classified as held for sale	7	**99**	6
Total current assets		**4,708**	4,318
Total assets		**27,127**	26,662
Equity			
Share capital		**922**	922
Share premium		**2,701**	2,701
Reserves		**498**	814
Allotted Share Delivery Instrument		**–**	666
Retained earnings		**5,653**	4,829
Equity attributable to equity holders of the Company		**9,774**	9,932
Non-controlling interests		**318**	288
Total equity	22	**10,092**	10,220
Liabilities			
Loans and borrowings	25	**8,199**	8,078
Tax liabilities		**160**	178
Employee benefits	28	**1,174**	1,097
Provisions	30	**449**	475
Deferred tax liabilities	18	**894**	991
Total non-current liabilities		**10,876**	10,819
Bank overdrafts	21	**207**	132
Loans and borrowings	25	**981**	862
Trade and other payables	31	**4,624**	4,265
Tax liabilities		**207**	241
Provisions	30	**140**	123
Liabilities classified as held for sale	7	**–**	–
Total current liabilities		**6,159**	5,623
Total liabilities		**17,035**	16,442
Total equity and liabilities		**27,127**	26,662

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Consolidated Statement of Cash Flows

For the year ended 31 December In millions of EUR	Note	2011	2010*
Operating activities			
Profit		**1,560**	1,579
Adjustments for:			
Amortisation, depreciation and impairments	11	1,168	1,118
Net interest expenses	12	424	490
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	8	(64)	(239)
Investment income and share of profit and impairments of associates and joint ventures and dividend income on AFS and HFT investments		(252)	(200)
Income tax expenses	13	465	403
Other non-cash items		244	163
Cash flow from operations before changes in working capital and provisions		**3,545**	3,314
Change in inventories		(145)	95
Change in trade and other receivables		(21)	515
Change in trade and other payables		417	(156)
Total change in working capital		**251**	454
Change in provisions and employee benefits		(76)	(220)
Cash flow from operations		**3,720**	3,548
Interest paid		(485)	(554)
Interest received		65	15
Dividend received		137	91
Income taxes paid		(526)	(443)
Cash flow related to interest, dividend and income tax		**(809)**	(891)
Cash flow from operating activities		**2,911**	2,657
Investing activities			
Proceeds from sale of property, plant & equipment and intangible assets		101	113
Purchase of property, plant & equipment	14	(800)	(648)
Purchase of intangible assets	15	(56)	(56)
Loans issued to customers and other investments		(127)	(145)
Repayment on loans to customers		64	72
Cash flow (used in)/from operational investing activities		**(818)**	(664)
Free operating cash flow		**2,093**	1,993
Acquisition of subsidiaries, net of cash acquired	6	(806)	17
Acquisition/Additions of associates, joint ventures and other investments		(166)	(77)
Disposal of subsidiaries, net of cash disposed of		(9)	270
Disposal of associates, joint ventures and other investments		44	47
Cash flow (used in)/from acquisitions and disposals		**(937)**	257
Cash flow (used in)/from investing activities		**(1,755)**	(407)

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

	Note	2011	2010 *
For the year ended 31 December 2011			
In millions of EUR			
Financing activities			
Proceeds from loans and borrowings		1,782	1,920
Repayment of loans and borrowings		(1,587)	(3,127)
Dividends paid		(580)	(483)
Purchase own shares		(687)	(381)
Acquisition of non-controlling interests		(11)	(92)
Disposal of interests without a change in control		43	–
Other		6	(9)
Cash flow (used in)/from financing activities		**(1,034)**	(2,172)
Net Cash Flow		**122**	78
Cash and cash equivalents as at 1 January		478	364
Effect of movements in exchange rates		6	36
Cash and cash equivalents as at 31 December	21	**606**	478

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Consolidated Statement of Changes in Equity

In millions of EUR	Note	Share capital	Share Premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	ASDI	Retained earnings	Equity attributable to equity holders of the Company	Non-controlling interests	Total equity*
Balance as at 1 January 2010		784	–	(451)	(124)	100	676	(42)	–	4,408	5,351	296	5,647
Policy changes (note 2e)		–	–	–	–	–	–	–	–	(397)	(397)	–	(397)
Restated balance as at 1 January 2010		784	–	(451)	(124)	100	676	(42)	–	4,011	4,954	296	5,250
Other comprehensive income	24	–	–	358	97	(10)	75	–	–	16	536	15	551
Profit		–	–	–	–	–	241	–	–	1,206	1,447	132	1,579
Total comprehensive income		**–**	**–**	**358**	**97**	**(10)**	**316**	**–**	**–**	**1,222**	**1,983**	**147**	**2,130**
Transfer to retained earnings		–	–	–	–	–	(93)	–	–	93	–	–	–
Dividends to shareholders		–	–	–	–	–	–	–	–	(351)	(351)	(138)	(489)
Share issued		138	2,701	–	–	–	–	–	1,026	–	3,865	–	3,865
Purchase/re issuance own/non-controlling shares		–	–	–	–	–	–	(381)	–	–	(381)	–	(381)
Allotted Share Delivery Instrument		–	–	–	–	–	–	362	(360)	(2)	–	–	–
Own shares delivered		–	–	–	–	–	–	6	–	(6)	–	–	–
Share-based payments		–	–	–	–	–	–	–	–	15	15	–	15
Share purchase mandate		–	–	–	–	–	–	–	–	(96)	(96)	–	(96)
Acquisition of non-controlling interests without a change in control		–	–	–	–	–	–	–	–	(57)	(57)	(35)	(92)
Acquisition of non-controlling interests with a change in control		–	–	–	–	–	–	–	–	–	–	20	20
Changes in consolidation		–	–	–	–	–	–	–	–	–	–	(2)	(2)
Balance as at 31 December 2010		**922**	**2,701**	**(93)**	**(27)**	**90**	**899**	**(55)**	**666**	**4,829**	**9,932**	**288**	**10,220**

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)
** See note 22 for Hyperinflation impact

In millions of EUR	Note	Share capital	Share Premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	ASDI	Retained earnings	Equity attributable to equity holders of the Company	Non-controlling interests	Total equity
Balance as at 1 January 2011		922	2,701	(93)	(27)	90	899	(55)	666	4,829	9,932	288	10,220
Other comprehensive income **	24	–	–	(482)	(42)	69	–	–	–	(91)	(546)	(7)	(553)
Profit		–	–	–	–	–	253	–	–	1,177	1,430	130	1,560
Total comprehensive income		**–**	**–**	**(482)**	**(42)**	**69**	**253**	**–**	**–**	**1,086**	**884**	**123**	**1,007**
Transfer to retained earnings		–	–	–	–	–	(126)	–	–	126	–	–	–
Dividends to shareholders		–	–	–	–	–	–	–	–	(474)	(474)	(97)	(571)
Purchase/reissuance own/non-controlling shares		–	–	–	–	–	–	(687)	–	–	(687)	(1)	(688)
Allotted Share Delivery Instrument		–	–	–	–	–	–	694	(666)	(28)	–	–	–
Own shares delivered		–	–	–	–	–	–	5	–	(5)	–	–	–
Share-based payments		–	–	–	–	–	–	–	–	11	11	–	11
Share purchase mandate		–	–	–	–	–	–	–	–	96	96	–	96
Acquisition of non-controlling interests without a change in control		–	–	–	–	–	–	–	–	(21)	(21)	(1)	(22)
Disposal of interests without a change in control		–	–	–	–	–	–	–	–	33	33	6	39
Balance as at 31 December 2011		**922**	**2,701**	**(575)**	**(69)**	**159**	**1,026**	**(43)**	**–**	**5,653**	**9,774**	**318**	**10,092**

** See note 22 for Hyperinflation impact

Notes to the Consolidated Financial Statements

1. Reporting entity

Heineken N.V. (the 'Company') is a company domiciled in the Netherlands. The address of the Company's registered office is Tweede Weteringplantsoen 21, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2011 comprise the Company, its subsidiaries (together referred to as 'HEINEKEN' or the 'Group' and individually as 'HEINEKEN' entities) and HEINEKEN's interest in jointly controlled entities and associates.

A summary of the main subsidiaries, jointly controlled entities and associates is included in note 36 and 16 respectively.

HEINEKEN is primarily involved in the brewing and selling of beer.

2. Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2011 have been adopted by the EU, except that the EU carved out certain hedge accounting provisions of IAS 39. The Company does not utilise this carve-out permitted by the EU, as it is not applicable. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB. The Company presents a condensed income statement, using the facility of Article 402 of Part 9, Book 2, of the Dutch Civil Code.

The consolidated financial statements have been prepared by the Executive Board of the Company and authorised for issue on 14 February 2012 and will be submitted for adoption to the Annual General Meeting of Shareholders on 19 April 2012.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

- Available-for-sale investments
- Derivative financial instruments
- Liabilities for equity-settled share-based payment arrangements
- Long-term interest-bearing liabilities on which fair value hedge accounting is applied
- The defined benefit assets
- The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the end of the reporting period.

The methods used to measure fair values are discussed further in note 4.

(c) Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Company's functional currency. All financial information presented in euro has been rounded to the nearest million unless stated otherwise.

(d) Use of estimates and judgements

The preparation of consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In particular, information about assumptions and estimation uncertainties and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are described in the following notes:

Note 6 Acquisitions and disposals of subsidiaries and non-controlling interests
Note 15 Intangible assets
Note 16 Investments in associates and joint ventures
Note 17 Other investments and receivables
Note 18 Deferred tax assets and liabilities
Note 28 Employee benefits
Note 29 Share-based payments – Long-Term Variable award (LTV)
Note 30 Provisions
Note 32 Financial risk management and financial instruments
Note 34 Contingencies.

(e) Changes in accounting policies

Accounting for employee benefits

On 1 January 2011 HEINEKEN changed its accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit plans. After the policy change, HEINEKEN recognises all actuarial gains and losses arising immediately in other comprehensive income (OCI). In prior years, HEINEKEN applied the corridor method. To the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion was recognised in profit or loss over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss was not recognised. As such, this change means that deferral of actuarial gains and losses within the corridor are no longer applied.

HEINEKEN believes this accounting policy change provides more relevant information as all amounts will be recognised on balance, which is consistent with industry practice and in accordance with the amended reporting standard of Employee Benefits as issued by the International Accounting Standards Board on 16 June 2011.

The change in accounting policy was recognised retrospectively in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', and comparatives have been restated. This results in a EUR15 million and EUR11 million positive impact on 'Results from operating activities' and 'Net profit' for the year ended 31 December 2010, respectively. The adjustment results in a EUR296 million decline in 'Total Equity' for the full year 2010 on Group level. No statement of financial position as at 1 January 2010 has been included. The information included below provides insight in all balance sheet items affected by this change in policy.

The following table summarises the transitional adjustments on implementation of the new accounting policy for the full year 2010:

In millions of EUR	Employee Benefit obligation	Deferred Tax Assets	Retained earnings/ profit or loss
Balance as reported at 1 January 2010	634	561	4,408
Effect of policy change on 1 January 2010 retained earnings	548	151	(397)
Restated balance at 1 January 2010	1,182	712	4,011
Balance as reported at 31 December 2010	687	429	5,125
Effect of policy change during 2010 on retained earnings	410	113	(307)
P&L impact for the period 2010	–	–	11
Restated balance at 31 December 2010	1,097	542	4,829

The 2010 amounts as included in the notes to these consolidated financial statements as at and for the year ended 31 December 2010 have been restated as a result of this policy change.

3. Significant accounting policies

General

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by HEINEKEN entities.

(a) Basis of consolidation

(i) Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

The Group measures goodwill at the acquisition date as the fair value of the consideration transferred plus the fair value of any previously-held equity interest in the acquiree and the recognised amount of any non-controlling interests in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

The consideration transferred does not includes amounts related to the settlement of pre-existing relationships. Such amounts are generally recognised in profit or loss.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent considerations are recognised in profit or loss.

(ii) Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

(iii) Subsidiaries

Subsidiaries are entities controlled by HEINEKEN. Control exists when HEINEKEN has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by HEINEKEN. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(iv) Special Purpose Entities (SPEs)

An SPE is consolidated if, based on an evaluation of the substance of its relationship with HEINEKEN and the SPE's risks and rewards, HEINEKEN concludes that it controls the SPE. SPEs controlled by HEINEKEN were established under terms that impose strict limitations on the decision-making powers of the SPE's management and that result in HEINEKEN receiving the majority of the benefits related to the SPE's operations and net assets, being exposed to the majority of risks incident to the SPE's activities, and retaining the majority of the residual or ownership risks related to the SPEs or their assets.

(v) Loss of control

Upon the loss of control, HEINEKEN derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in profit or loss. If HEINEKEN retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as an available-for-sale financial asset depending on the level of influence retained.

(vi) Investments in associates and joint ventures
Investments in associates are those entities in which HEINEKEN has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 per cent of the voting power of another entity. Joint ventures are those entities over whose activities HEINEKEN has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Investments in associates and joint ventures are accounted for using the equity method (equity-accounted investees) and are recognised initially at cost. The cost of the investment includes transaction costs.

The consolidated financial statements include HEINEKEN's share of the profit or loss and other comprehensive income, after adjustments to align the accounting policies with those of HEINEKEN, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases.

When HEINEKEN's share of losses exceeds the carrying amount of the associate, including any long-term investments, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that HEINEKEN has an obligation or has made a payment on behalf of the associate or joint venture.

(vii) Transactions eliminated on consolidation
Intra-HEINEKEN balances and transactions, and any unrealised gains and losses or income and expenses arising from intra-HEINEKEN transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity-accounted associates and JVs are eliminated against the investment to the extent of HEINEKEN's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency
(i) Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of HEINEKEN entities at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss arising on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the reporting period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Non-monetary items in a foreign currency that are measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on retranslation are recognised in profit or loss, except for differences arising on the retranslation of available-for-sale (equity) investments and foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment, which are recognised in other comprehensive income.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at cost remain translated into the functional currency at historical exchange rates.

(ii) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to euro at exchange rates at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to euro at exchange rates approximating the exchange rates ruling at the dates of the transactions. Group entities, with a functional currency being the currency of a hyperinflationary economy, first restate their financial statements in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies (see 'Reporting in hyperinflationary economies' below). The related income, costs and balance sheet amounts are translated at the foreign exchange rate ruling at the balance sheet date.

3. Significant accounting policies continued

Foreign currency differences are recognised in other comprehensive income and are presented within equity in the translation reserve. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. When HEINEKEN disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When HEINEKEN disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised in other comprehensive income, and are presented within equity in the translation reserve.

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

In EUR	Year-end 2011	Year-end 2010	Average 2011	Average 2010
BRL	**0.4139**	0.4509	**0.4298**	0.4289
GBP	**1.1972**	1.1618	**1.1522**	1.1657
MXN	**0.0554**	0.0604	**0.0578**	0.0598
NGN	**0.0049**	0.0050	**0.0047**	0.0051
PLN	**0.2243**	0.2516	**0.2427**	0.2503
RUB	**0.0239**	0.0245	**0.0245**	0.0248
USD	**0.7729**	0.7484	**0.7184**	0.7543

(iii) Reporting in hyperinflationary economies

When the economy of a country in which we operate is deemed hyperinflationary and the functional currency of a Group entity is the currency of that hyperinflationary economy, the financial statements of such Group entities are adjusted so that they are stated in terms of the measuring unit current at the end of the reporting period. This involves restatement of income and expenses to reflect changes in the general price index from the start of the reporting period and, restatement of non-monetary items in the balance sheet, such as P, P & E to reflect current purchasing power as at the period end using a general price index from the date when they were first recognised. Comparative amounts are not adjusted. Any differences arising were recorded in equity on adoption.

(iv) Hedge of net investments in foreign operations

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognised in other comprehensive income to the extent that the hedge is effective and regardless of whether the net investment is held directly or through an intermediate parent. These differences are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognised in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

(c) Non-derivative financial instruments

(i) General

Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described hereafter.

If HEINEKEN has a legal right to offset financial assets with financial liabilities and if HEINEKEN intends either to settle on a net basis or to realise the asset and settle the liability simultaneously then financial assets and liabilities are presented in the statement of financial position as a net amount.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts form an integral part of HEINEKEN's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting policies for interest income, interest expenses and other net finance income and expenses are discussed in note 3r.

(ii) Held-to-maturity investments

If HEINEKEN has the positive intent and ability to hold debt securities to maturity, they are classified as held-to-maturity. Debt securities are loans and long-term receivables and are measured at amortised cost using the effective interest method, less any impairment losses. Investments held-to-maturity are recognised or derecognised on the day they are transferred to or by HEINEKEN.

(iii) Available-for-sale investments

HEINEKEN's investments in equity securities and certain debt securities are classified as available-for-sale. Subsequent to initial recognition, they are measured at fair value and changes therein – other than impairment losses (see note 3i(i)), and foreign currency differences on available-for-sale monetary items (see note 3b(i)) – are recognised in other comprehensive income and presented within equity in the fair value reserve. When these investments are derecognised, the relevant cumulative gain or loss in the fair value reserve is transferred to profit or loss.

Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the profit or loss. Available-for-sale investments are recognised or derecognised by HEINEKEN on the date it commits to purchase or sell the investments.

(iv) Investments at fair value through profit or loss

An investment is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Investments are designated at fair value through profit or loss if HEINEKEN manages such investments and makes purchase and sale decisions based on their fair value in accordance with HEINEKEN's documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in profit or loss as incurred.

Investments at fair value through profit or loss are measured at fair value, with changes therein recognised in profit or loss as part of the other net finance income/(expenses). Investments at fair value through profit and loss are recognised or derecognised by HEINEKEN on the date it commits to purchase or sell the investments.

(v) Other

Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Included in non-derivative financial instruments are advances to customers. Subsequently, the advances are amortised over the term of the contract as a reduction of revenue.

(d) Derivative financial instruments (including hedge accounting)

(i) General

HEINEKEN uses derivatives in the ordinary course of business in order to manage market risks. Generally HEINEKEN seeks to apply hedge accounting in order to minimise the effects of foreign currency, interest rate or commodity price fluctuations in profit or loss.

Derivatives that can be used are interest rate swaps, forward rate agreements, caps and floors, commodity swaps, spot and forward exchange contracts and options. Transactions are entered into with a limited number of counterparties with strong credit ratings. Foreign currency, interest rate and commodity hedging operations are governed by internal policies and rules approved and monitored by the Executive Board.

3. Significant accounting policies continued

Derivative financial instruments are recognised initially at fair value, with attributable transaction costs recognised in profit or loss as incurred. Derivatives for which hedge accounting is not applied are accounted for as instruments at fair value through profit or loss. When derivatives qualify for hedge accounting, subsequent measurement is at fair value, and changes therein accounted for as described in 3b(iv), 3d(ii) and 3d(iii).

(ii) Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised in other comprehensive income and presented in the hedging reserve within equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued and the cumulative unrealised gain or loss previously recognised in other comprehensive income and presented in the hedging reserve in equity, is recognised in profit or loss immediately, or when a hedging instrument is terminated, but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in other comprehensive income and is recognised in accordance with the above-mentioned policy when the transaction occurs. When the hedged item is a non-financial asset, the amount recognised in other comprehensive income is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in other comprehensive income is transferred to the same line of profit or loss in the same period that the hedged item affects profit or loss.

(iii) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognised in profit or loss. The hedged item also is stated at fair value in respect of the risk being hedged; the gain or loss attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to profit or loss over the period to maturity.

(iv) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognised immediately in profit or loss.

(e) Share capital

(i) Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

(ii) Repurchase of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares.

When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase inequity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(iii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(f) Property, Plant and Equipment (P, P & E)

(i) Owned assets

Items of P, P & E are measured at cost less government grants received (refer (q)), accumulated depreciation (refer (iv)) and accumulated impairment losses (3i(ii)).

Cost comprises the initial purchase price increased with expenditures that are directly attributable to the acquisition of the asset (like transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials and direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use (like an appropriate proportion of production overheads), and the costs of dismantling and removing the items and restoring the site on which they are located. Borrowing costs related to the acquisition or construction of qualifying assets are capitalised as part of the cost of that asset. Cost also may include transfers from equity of any gain or loss on qualifying cash flow hedges of foreign currency purchases of P, P & E.

Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are capitalised and amortised as part of the equipment. For example, purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment. In all other cases spare parts are carried as inventory and recognised in profit and loss as consumed. Where an item of P, P & E comprises major components having different useful lives, they are accounted for as separate items (major components) of P, P & E.

Returnable bottles and kegs in circulation are recorded within P, P & E and a corresponding liability is recorded in respect of the obligation to repay the customers' deposits. Deposits paid by customers for returnable items are reflected in the consolidated statement of financial position within current liabilities.

(ii) Leased assets

Leases in terms of which HEINEKEN assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition P, P & E acquired by way of finance lease is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease. Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and are not recognised in HEINEKEN's statement of financial position. Payments made under operating leases are charged to profit or loss on a straight-line basis over the term of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(iii) Subsequent expenditure

The cost of replacing a part of an item of P, P & E is recognised in the carrying amount of the item or recognised as a separate asset, as appropriate, if it is probable that the future economic benefits embodied within the part will flow to HEINEKEN and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of P, P & E are recognised in profit or loss when incurred.

(iv) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Land is not depreciated as it is deemed to have an infinite life. Depreciation on other P, P & E is charged to profit or loss on a straight-line basis over the estimated useful lives of items of P, P & E, and major components that are accounted for separately, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Assets under construction are not depreciated. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonable certain that HEINEKEN will obtain ownership by the end of the lease term. The estimated useful lives for the current and comparative years are as follows:

▪ Buildings	30 – 40 years
▪ Plant and equipment	10 – 30 years
▪ Other fixed assets	3 – 10 years

Where parts of an item of P, P & E have different useful lives, they are accounted for as separate items of P, P & E.

The depreciation methods, residual value as well as the useful lives are reassessed, and adjusted if appropriate, at each financial year-end.

3. Significant accounting policies continued

(v) Gains and losses on sale

Net gains on sale of items of P, P & E are presented in profit or loss as other income. Net losses on sale are included in depreciation. Net gains and losses are recognised in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the P, P & E.

(g) Intangible assets

(i) Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the cost of the acquisition over HEINEKEN's interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill arising on the acquisition of associates and joint ventures is included in the carrying amount of the associate, respectively the joint ventures. In respect of acquisitions prior to 1 October 2003, goodwill is included on the basis of deemed cost, being the amount recorded under previous GAAP. Goodwill on acquisitions purchased before 1 January 2003 has been deducted from equity.

Goodwill arising on the acquisition of a non-controlling interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of exchange.

Goodwill is measured at cost less accumulated impairment losses (refer accounting policy 3i(ii)). Goodwill is allocated to individual or groups of cash-generating units (CGUs) for the purpose of impairment testing and is tested annually for impairment. Negative goodwill is recognised directly in profit or loss as other income.

(ii) Brands

Brands acquired, separately or as part of a business combination, are capitalised if they meet the definition of an intangible asset and the recognition criteria are satisfied.

Brands acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands acquired separately are measured at cost.

Strategic brands are well-known international/local brands with a strong market position and an established brand name. Strategic brands are amortised on an individual basis over the estimated useful life of the brand. Other brands are amortised on a portfolio basis per country.

(iii) Customer-related and contract-based intangibles

Customer-related and contract-based intangibles are capitalised if they meet the definition of an intangible asset and the recognition criteria are satisfied. If the amounts are not material these are included in the brand valuation. The relationship between brands and customer-related intangibles is carefully considered so that brands and customer-related intangibles are not both recognised on the basis of the same cash flows.

Customer-related and contract-based intangibles acquired as part of a business combination are valued at fair value. Customer-related and contract-based intangibles acquired separately are measured at cost.

Customer-related and contract-based intangibles are amortised over the remaining useful life of the customer relationships or the period of the contractual arrangements.

(iv) Software, research and development and other intangible assets
Purchased software is measured at cost less accumulated amortisation (refer (vi)) and impairment losses (refer accounting policy 3i(ii)). Expenditure on internally developed software is capitalised when the expenditure qualifies as development activities, otherwise it is recognised in profit or loss when incurred.

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognised in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products, software and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and HEINEKEN intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalised borrowing costs. Other development expenditure is recognised in profit or loss when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation (refer (vi)) and accumulated impairment losses (refer accounting policy 3i(ii)).

Other intangible assets that are acquired by HEINEKEN and have finite useful lives, are measured at cost less accumulated amortisation (refer (vi)) and impairment losses (refer accounting policy 3i(ii)). Expenditure on internally generated goodwill and brands is recognised in profit or loss when incurred.

(v) Subsequent expenditure
Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

(vi) Amortisation
Amortisation is calculated over the cost of the asset, or other amount substituted for cost, less its residual value. Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives, other than goodwill, from the date they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

▪ Strategic brands	40 – 50 years
▪ Other brands	15 – 25 years
▪ Customer-related and contract-based intangibles	5 – 20 years
▪ Software	3 – 7 years
▪ Capitalised development costs	3 years

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(vii) Gains and losses on sale
Net gains on sale of intangible assets are presented in profit or loss as other income. Net losses on sale are included in amortisation. Net gains and losses are recognised in profit or loss when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the intangible assets.

3. Significant accounting policies continued

(h) Inventories

(i) General

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the weighted average cost formula, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(ii) Finished products and work in progress

Finished products and work in progress are measured at manufacturing cost based on weighted averages and takes into account the production stage reached. Costs include an appropriate share of direct production overheads based on normal operating capacity.

(iii) Other inventories and spare parts

The cost of other inventories is based on weighted averages. Spare parts are valued at the lower of cost and net realisable value. Value reductions and usage of parts are charged to profit or loss. Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and depreciated as part of the equipment.

(i) Impairment

(i) Financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in other comprehensive income and presented in the fair value reserve in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised in other comprehensive income.

(ii) Non-financial assets

The carrying amounts of HEINEKEN's non-financial assets, other than inventories (refer accounting policy (h) and deferred tax assets (refer accounting policy (s)), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or CGU is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the 'CGU').

For the purpose of impairment testing, goodwill acquired in a business combination, is allocated to each of the acquirer's CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored on regional, sub regional or country level depending on the characteristics of the acquisition, the synergies to be achieved and the level of integration.

An impairment loss is recognised if the carrying amount of an asset or its CGU exceeds its recoverable amount. A CGU is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of CGU are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in an associate and joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate and joint venture is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(j) Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with HEINEKEN's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

Intangible assets and P, P & E once classified as held for sale are not amortised or depreciated. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale or distribution.

(k) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan (pension plan) under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employee renders the service are discounted to their present value.

(ii) Defined benefit plans

A defined benefit plan is a post-employment benefit plan (pension plan) that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

3. Significant accounting policies continued
HEINEKEN's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognised past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at balance sheet date on AA-rated bonds that have maturity dates approximating the terms of HEINEKEN's obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The calculations are performed annually by qualified actuaries using the projected unit credit method. When the calculation results in a benefit to HEINEKEN, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Group. An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

HEINEKEN recognises all actuarial gains and losses arising from defined benefit plans immediately in other comprehensive income and all expenses related to defined benefit plans in personnel expenses in profit or loss.

(iii) Other long-term employee benefits
HEINEKEN's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at balance sheet date on high-quality credit-rated bonds that have maturity dates approximating the terms of HEINEKEN's obligations. The obligation is calculated using the projected unit credit method. Any actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

(iv) Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits.

Termination benefits are recognised as an expense when HEINEKEN is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised if HEINEKEN has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

(v) Share-based payment plan (LTV)
As from 1 January 2005 HEINEKEN established a share plan for the Executive Board and as from 1 January 2006 HEINEKEN also established a share plan for senior management (see note 29).

The grant date fair value of the share rights granted is recognised as personnel expenses with a corresponding increase in equity (equity-settled), over the period that the employees become unconditionally entitled to the share rights. The costs of the share plan for both the Executive Board and senior management members are spread evenly over the performance period.

At each balance sheet date, HEINEKEN revises its estimates of the number of share rights that are expected to vest, for the 100 per cent internal performance conditions of the share plan 2010 – 2012 and the share plan 2011– 2013 of the senior management members and the Executive Board and for the 75 per cent internal performance conditions of the share plan 2008– 2010 and 2009 – 2011 of the senior management members. It recognises the impact of the revision of original estimates – only applicable for internal performance conditions, if any, in profit or loss, with a corresponding adjustment to equity. The fair value for the share plan 2009 – 2011 is measured at grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

(vi) Matching share entitlement

As from 21 April 2011 HEINEKEN established a matching share entitlement for the Executive Board. The grant date fair value of the matching shares is recognised as personnel expenses in the income statement as it is deemed an equity settled incentive.

(vii) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term benefits if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(l) Provisions

(i) General

A provision is recognised if, as a result of a past event, HEINEKEN has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures to be expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as part of the net finance expenses.

(ii) Restructuring

A provision for restructuring is recognised when HEINEKEN has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating losses are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

(iii) Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by HEINEKEN from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, HEINEKEN recognises any impairment loss on the assets associated with that contract.

(iv) Other

The other provisions, not being provisions for restructuring or onerous contracts, consist mainly of surety and guarantees, litigation and claims and environmental provisions.

(m) Loans and borrowings

Loans and borrowings are recognised initially at fair value, net of transaction costs incurred. Loans and borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in profit or loss over the period of the borrowings using the effective interest method. Loans and borrowings included in a fair value hedge are stated at fair value in respect of the risk being hedged.

Loans and borrowings for which the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date, are classified as non-current liabilities.

(n) Revenue

(i) Products sold

Revenue from the sale of products in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of sales tax, excise duties, returns, customer discounts and other sales-related discounts. Revenue from the sale of products is recognised in profit or loss when the amount of revenue can be measured reliably, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of products can be estimated reliably, and there is no continuing management involvement with the products.

If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognised as a reduction of revenue as the sales are recognised.

(ii) Other revenue

Other revenues are proceeds from royalties, rental income, pub management services and technical services to third parties, net of sales tax. Royalties are recognised in profit or loss on an accrual basis in accordance with the substance of the relevant agreement. Rental income, pub management services and technical services are recognised in profit or loss when the services have been delivered.

3. Significant accounting policies continued

(o) Other income

Other income are gains from sale of P, P & E, intangible assets and (interests in) subsidiaries, joint ventures and associates, net of sales tax. They are recognised in profit or loss when ownership has been transferred to the buyer.

(p) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised in profit or loss as an integral part of the total lease expense, over the term of the lease.

(ii) Finance lease payments

Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

(q) Government grants

Government grants are recognised at their fair value when it is reasonably assured that HEINEKEN will comply with the conditions attaching to them and the grants will be received.

Government grants relating to P, P & E are deducted from the carrying amount of the asset.

Government grants relating to costs are deferred and recognised in profit or loss over the period necessary to match them with the costs that they are intended to compensate.

(r) Interest income, interest expenses and other net finance income and expenses

Interest income and expenses are recognised as they accrue in profit or loss, using the effective interest method unless collectability is in doubt.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

Other net finance income and expenses comprises dividend income, gains and losses on the disposal of available-for-sale investments, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments, changes in fair value of hedging instruments that are recognised in profit or loss, unwinding of the discount on provisions and impairment losses recognised on investments. Dividend income is recognised in profit or loss on the date that HEINEKEN's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Foreign currency gains and losses are reported on a net basis in the other net finance income and expenses.

(s) Income tax

Income tax comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected income tax payable or receivable in respect of taxable profit or loss for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to income tax payable in respect of profits of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

Deferred tax assets and liabilities are not recognised for the following temporary differences: (i) the initial recognition of goodwill, (ii) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, (iii) differences relating to investments in subsidiaries, joint ventures and associates resulting from translation of foreign operations and (iv) differences relating to investments in subsidiaries and joint ventures to the extent that the Company is able to control the timing of the reversal of the temporary difference and they will probably not reverse in the foreseeable future.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously.

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(t) Discontinued operations

A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale or distribution, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

(u) Earnings per share

HEINEKEN presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period including the weighted average of outstanding ASDI, adjusted for the weighted average of own shares purchased in the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding including weighted average of outstanding ASDI, adjusted for the weighted average of own shares purchased in the year, for the effects of all dilutive potential ordinary shares, which comprise share rights granted to employees.

(v) Cash flow statement

The cash flow statement is prepared using the indirect method. Changes in balance sheet items that have not resulted in cash flows such as translation differences, fair value changes, equity-settled share-based payments and other non-cash items, have been eliminated for the purpose of preparing this statement. Assets and liabilities acquired as part of a business combination are included in investing activities (net of cash acquired). Dividends paid to ordinary shareholders are included in financing activities. Dividends received are classified as operating activities. Interest paid is also included in operating activities.

3. Significant accounting policies continued

(w) Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Board, who is considered to be the Group's chief operating decision maker. An operating segment is a component of HEINEKEN that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of HEINEKEN's other components. All operating segments' operating results are reviewed regularly by the Executive Board to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment results, assets and liabilities that are reported to the Executive Board include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated result items comprise net finance expenses and income tax expenses. Unallocated assets comprise current other investments and cash call deposits.

Segment capital expenditure is the total cost incurred during the period to acquire P, P & E, and intangible assets other than goodwill.

(x) Emission rights

Emission rights are related to the emission of CO_2, which relates to the production of energy. These rights are freely tradable. Bought emission rights and liabilities due to production of CO_2 are measured at cost, including any directly attributable expenditure. Emission rights received for free are also recorded at cost, i.e. with a zero value.

(y) Recently issued IFRS

(i) Standards effective in 2011 and reflected in these consolidated financial statements

- IAS 19 Pensions and IFRIC 14 (amendments effective 1 January 2011) – The limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction. These amendments remove unintended consequences arising from the treatment of prepayments where there is a minimum funding requirement. These amendments result in prepayments of contributions in certain circumstances being recognised as an asset rather than an expense.
- IFRS 7 Financial Instruments: Disclosure (amendments effective 1 January 2011). The amendments add an explicit statement that qualitative disclosure should be made to better enable users to evaluate an entity's exposure to risk arising from financial instruments. These amendments are reflected in disclosure note 32 Financial Instruments.

Other standards and interpretations effective from 1 January 2011 did not have a significant impact on the Company.

(ii) New relevant standards and interpretations not yet adopted

The following new standards and interpretations to existing standards relevant to HEINEKEN are not yet effective for the year ended 31 December 2011, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of HEINEKEN, except for IAS 19 Employee benefits and IFRS 9 Financial Instruments, which becomes mandatory for the Group's 2013 consolidated financial statements. HEINEKEN is in the process of evaluating the impact of the applicability of the new standards. HEINEKEN does not plan to early adopt these standards and the extent of the impact has not been determined:

- IAS 1 Presentation of Financial Statements was amended in June 2011 for Presentation of Items of Other Comprehensive Income with an effective date of 1 July 2012.
- IAS 12 Deferred Tax: Recovery of Underlying Assets. The amendments introduce an exception to the general measurement requirements of IAS 12 Income Taxes in respect of investment properties measured at fair value. The measurement of deferred tax assets and liabilities, in this limited circumstance, is based on a rebuttable presumption that the carrying amount of the investment property will be recovered entirely through sale. The presumption can be rebutted only if the investment property is depreciable and held within a business model whose objective is to consume substantially all of the asset's economic benefits over the life of the asset.
- IAS 19 Employee Benefits was amended. The standard is effective for annual periods beginning on or after 1 January 2013, but has not yet been endorsed by the EU. HEINEKEN is in the process of evaluating the impact of the applicability of the new standard.
- IAS 27 Separate financial statements contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The standard requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The standard is effective for annual periods beginning on or after 1 January 2013.
- IAS 28 Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The standard is effective for annual periods beginning on or after 1 January 2013. This amendment is in line with the new IFRS 11, which no longer gives entities the choice in accounting treatment for joint ventures, only the equity method is allowed. HEINEKEN already applied the equity method since 2008.
- IFRS 7 Disclosures – Transfers of Financial Assets. The amendments introduce new disclosure requirements about transfers of financial assets, including disclosures for:
  - financial assets that are not derecognised in their entirety; and
  - financial assets that are derecognised in their entirety but for which the entity retains continuing involvement.
- IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 'Financial Instruments: Recognition and Measurement'. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortised cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after 1 January 2015, but has not yet been endorsed by the EU. HEINEKEN is in the process of evaluating the impact of the applicability of the new standard.
- IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS supersedes IAS 27 Consolidated and separate financial statements and SIC-12 Consolidation – Special purpose entities and is effective for annual periods beginning on or after 1 January 2013.
- IFRS 11 Joint arrangements establish principles for financial reporting by parties to a joint arrangement. This IFRS supersedes IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-monetary contributions by ventures and is effective for annual periods beginning on or after 1 January 2013. Under IFRS 11 the structure of the arrangement is no longer the only determinant for the accounting treatment and entities do no longer have a choice in accounting treatment. HEINEKEN is in the process of evaluating the impact of the applicability of the new standard.
- IFRS 12 Disclosure of interests in other entities applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS is effective for annual periods beginning on or after 1 January 2013. This IFRS integrates and make consistent the disclosure requirements for all entities mentioned above.
- IFRS 13 Fair value measurement defines fair value; sets out in a single IFRS a framework for measuring fair value; and requires disclosures about fair value measurements. The IFRS is to be applied for annual periods beginning on or after 1 January 2013. The IFRS explains how to measure fair value for financial reporting. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting.

4. Determination of fair values

(i) General

A number of HEINEKEN's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values or for the purpose of impairment testing is disclosed in the notes specific to that asset or liability.

(ii) Property, plant and equipment

The fair value of P, P & E recognised as a result of a business combination is based on the quoted market prices for similar items when available and replacement cost when appropriate.

(iii) Intangible assets

The fair value of brands acquired in a business combination is based on the 'relief of royalty' method. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iv) Inventories

The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(v) Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date, or if unquoted, determined using an appropriate valuation technique. The fair value of held-to-maturity investments is determined for disclosure purposes only. In case the quoted price does not exist at the date of exchange or in case the quoted price exists at the date of exchange but was not used as the cost, the investments are valued indirectly based on discounted cash flow models.

(vi) Trade and other receivables

The fair value of trade and other receivables is estimated at the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes or when acquired in a business combination.

(vii) Derivative financial instruments

The fair value of derivative financial instruments is based on their listed market price, if available. If a listed market price is not available, then fair value is in general estimated by discounting the difference between the cash flows based on contractual price and the cash flows based on current price for the residual maturity of the contract using a risk-free interest rate (based on inter-bank interest rates).

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

(viii) Non-derivative financial instruments

Fair value, which is determined for disclosure purposes or when fair value hedge accounting is applied, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

5. Operating segments

HEINEKEN distinguishes the following six reportable segments:

- Western Europe
- Central and Eastern Europe
- The Americas
- Africa and the Middle East
- Asia Pacific
- Head Office and Other/eliminations.

The first five reportable segments as stated above are the Group's business regions. These business regions are each managed separately by a Regional President. The Regional President is directly accountable for the functioning of the segment's assets, liabilities and results of the region and reports regularly to the Executive Board (the chief operating decision maker) to discuss operating activities, regional forecasts and regional results. The Head Office operating segment falls directly under the responsibility of the Executive Board. For each of the six reportable segments, the Executive Board reviews internal management reports on a monthly basis.

Information regarding the results of each reportable segment is included in the table on the next page. Performance is measured based on EBIT (beia), as included in the internal management reports that are reviewed by the Executive Board. EBIT (beia) is defined as earnings before interest and taxes and net finance expenses, before exceptional items and amortisation of brands and customer relationships. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. EBIT (beia) is used to measure performance as management believes that this measurement is the most relevant in evaluating the results of these regions.

HEINEKEN has multiple distribution models to deliver goods to end customers. There is no reliance on major clients. Deliveries to end consumers are done in some countries via own wholesalers or own pubs, in other markets directly and in some others via third parties. As such, distribution models are country specific and on consolidated level diverse. In addition, these various distribution models are not centrally managed or monitored. Consequently, the Executive Board is not allocating resources and assessing the performance based on business type information and therefore no segment information is provided on business type.

Inter-segment pricing is determined on an arm's-length basis. As net finance expenses and income tax expenses are monitored on a consolidated level (and not on an individual regional basis) and regional presidents are not accountable for that, net finance expenses and income tax expenses are not provided per reportable segment.

Starting 1st of January 2011 Empaque (our Mexican packaging business) was transferred from the America's region to Head Office as this managerial resides under Global Supply Chain situated in Head Office. Also, in 2011 HEINEKEN reallocated certain management costs from regions to Head Office reflecting a change in the Company's operating framework from regional to global reporting lines for certain roles within global functions. As a consequence the comparative figures have been restated.

5. Operating segments continued

Information about reportable segments

In millions of EUR	Note	Western Europe 2011	Western Europe 2010*	Central and Eastern Europe 2011	Central and Eastern Europe 2010*	The Americas 2011	The Americas 2010*
Revenue							
Third party revenue[1]		**7,158**	7,284	**3,209**	3,130	**4,002**	3,284
Interregional revenue		**594**	610	**20**	13	**27**	12
Total revenue		**7,752**	7,894	**3,229**	3,143	**4,029**	3,296
Other income		**48**	71	**7**	8	**1**	–
Results from operating activities		**820**	786	**318**	345	**493**	429
Net finance expenses							
Share of profit of associates and joint ventures and impairments thereof		**3**	3	**17**	21	**77**	75
Income tax expenses							
Profit							
Attributable to:							
Equity holders of the Company (net profit)							
Non-controlling interest							
EBIT reconciliation							
EBIT		**823**	789	**335**	366	**570**	504
eia[2]		**139**	136	**11**	12	**85**	96
EBIT (beia)	27	**962**	925	**346**	378	**655**	600
Beer volumes[2]							
Consolidated beer volume		**45,380**	45,394	**45,377**	42,237	**50,497**	37,843
Joint Ventures' volume		**–**	–	**7,303**	7,229	**9,663**	9,195
Licences		**300**	284	**–**	–	**65**	173
Group volume		**45,680**	45,678	**52,680**	49,466	**60,225**	47,211
Current segment assets		**1,843**	2,104	**985**	961	**1,045**	1,011
Other Non-current segment assets		**8,186**	8,019	**3,365**	3,622	**5,619**	5,965
Investment in associates and joint ventures		**23**	28	**165**	134	**711**	758
Total segment assets		**10,052**	10,151	**4,515**	4,717	**7,375**	7,734
Unallocated assets							
Total assets							
Segment liabilities		**3,723**	3,444	**1,160**	1,145	**1,068**	987
Unallocated liabilities							
Total equity							
Total equity and liabilities							
Purchase of P, P & E		**215**	205	**170**	158	**199**	117
Acquisition of goodwill		**–**	4	**1**	–	**4**	1,495
Purchases of intangible assets		**11**	5	**9**	4	**20**	24
Depreciation of P, P & E		**343**	381	**234**	253	**183**	131
Impairment and reversal of impairment of P, P & E		**–**	1	**2**	9	**(5)**	–
Amortisation intangible assets		**100**	90	**18**	22	**93**	69
Impairment intangible assets		**–**	15	**3**	1	**–**	–

[1] Includes other revenue of EUR463 million in 2011 and EUR439 million in 2010.
[2] For definitions see 'Glossary'. Note that these are both non-GAAP measures and therefore un-audited.

	Africa and the Middle East		Asia Pacific		Head Office & Other/ Eliminations		Consolidated	
	2011	2010*	2011	2010*	2011	2010*	2011	2010*
	2,223	1,982	216	206	315	247	17,123	16,133
	–	6	–	–	(641)	(641)	–	–
	2,223	1,988	216	206	(326)	(394)	17,123	16,133
	3	–	5	158	–	2	64	239
	533	531	64	203	(13)	4	2,215	2,298
							(430)	(509)
	35	28	112	79	(4)	(13)	240	193
							(465)	(403)
							1,560	1,579
							1,430	1,447
							130	132
							1,560	1,579
	568	559	176	282	(17)	(9)	2,455	2,491
	2	1	–	(158)	5	45	242	132
	570	560	176	124	(12)	36	2,697	2,623
	22,029	19,070	1,309	1,328	–	–	164,592	145,872
	5,706	5,399	24,410	22,181	–	–	47,082	44,004
	1,093	1,204	769	806	–	–	2,227	2,467
	28,828	25,673	26,488	24,315	–	–	213,901	192,343
	854	639	91	74	(124)	(536)	4,694	4,253
	1,867	1,272	2	12	1,143	1,242	20,182	20,132
	272	262	536	507	57	(16)	1,764	1,673
	2,993	2,173	629	593	1,076	690	26,640	26,058
							487	604
							27,127	26,662
	653	532	36	33	508	625	7,148	6,766
							9,887	9,676
							10,092	10,220
							27,127	26,662
	202	163	–	1	14	4	800	648
	282	1	–	–	–	248	287	1,748
	–	9	–	–	16	14	56	56
	140	100	–	1	36	27	936	893
	3	2	–	–	–	2	–	14
	6	4	–	–	12	7	229	192
	–	–	–	–	–	–	3	16

* Comparatives have been adjusted due to the transfer of Empaque causing the move of an amount of EUR54 million of EBIT from the Americas region to Head Office; the centralisation of the Regional Head Offices resulting in a shift of EUR43 million EBIT from regions to Head Office; the policy change in Employee Benefits, causing an increase of EUR15 million in EBIT (EUR11 million in region Western Europe and EUR4 million in the Americas region)

6. Acquisitions and disposals of subsidiaries and non-controlling interests

Acquisition of the beer operations of Sona Group

On 12 January 2011, HEINEKEN announced that it had acquired from Lewiston Investments SA ('Seller') two holding companies which together own the Sona brewery group. The two holding companies had controlling interests in Sona Systems Associates Business Management Limited ('Sona Systems'), which held certain assets of Sona Breweries Plc ('Sona') and International Beer and Beverages (Nigeria) Limited ('IBBI'), Champion Breweries Plc ('Champion'), Benue Brewery Limited ('Benue') and Life Brewery Company Limited ('Life') (together referred to as the 'acquired businesses').

Due to the integration of the newly acquired businesses with our existing activities separate financial information on Sona activities is not available anymore.

The following summarises the major classes of consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

In millions of EUR*	
Property, plant & equipment	162
Intangible assets	56
Other investments	1
Inventories	19
Trade and other receivables	2
Cash and cash equivalents	2
Assets acquired	**242**

In millions of EUR*	
Employee benefits	6
Provisions	2
Deferred tax liabilities	44
Bank overdraft	–
Loans and borrowings (current)	76
Tax liabilities (current)	12
Trade and other current liabilities	21
Liabilities assumed	**161**
Total net identifiable assets	**81**
Consideration transferred	289
Recognition indemnification receivable	(12)
Non-controlling interests	(1)
Net identifiable assets acquired	(81)
Goodwill on acquisition	195

* Amounts were converted into euros at the rate of EUR/NGN192.6782. Additionally, certain amounts provided in US dollar were converted into euros based on the following exchange rate EUR/USD 1.2903.

The purchase price accounting for the acquired businesses is prepared on a final basis. The outcome indicates goodwill of EUR195 million. The derived goodwill includes synergies mainly related to the available production capacity.

Goodwill has been allocated to Nigeria in the Africa and Middle East region and is held in NGN. The rationale for the allocation is that the acquisition provides access to the Nigerian market: access to additional capacity, consolidate market share within a fast-growing market and improved profitability through synergy. The entire amount of goodwill is not expected to be tax deductible.

Between HEINEKEN and the Seller certain indemnifications were agreed on, that primarily relate to tax and legal matters existing at the date of acquisition. Our assessment of these contingencies indicates an indemnification receivable of EUR12 million that is considered an included element of the business combination. The purchase price for the acquired businesses was based on an estimate of the net debt and working capital position of the acquired businesses as at 11 January 2011 (the date of the completion of the acquisition). HEINEKEN and the Seller have determined the exact net debt and working capital position of the acquired businesses as at 11 January 2011 by reference to agreed accounting principles and there will be no adjustment to the final purchase price. Non-controlling interests are recognised based on their proportional interest in the net identifiable assets acquired of Champion, Benue and Life for a total of EUR1 million.

In this year acquisition-related costs of EUR1 million have been recognised in the income statement.

Acquisition of two breweries in Ethiopia

On 11 August 2011, HEINEKEN announced that it had acquired from the government of the Federal Democratic Republic of Ethiopia ('Seller') two breweries named Bedele and Harar (together referred to as the 'acquired business').

The acquired businesses contributed revenue of EUR13 million and results from operating activities of EUR1.5 million (EBIT) for the five-month period from 4 August 2011 to 31 December 2011. For the financial statements of HEINEKEN the additional 8 months would not have been material.

The following summarises the major classes of consideration transferred, and the recognised amounts of assets acquired and liabilities assumed at the acquisition date.

In millions of EUR*	
Property, plant & equipment	27
Intangible assets	8
Inventories	8
Trade and other receivables	3
Cash and cash equivalents	1
Assets acquired	**47**

In millions of EUR*	
Deferred tax liabilities	8
Trade and other current liabilities	12
Liabilities assumed	**20**
Total net identifiable assets	**27**

Consideration transferred	115
Net identifiable assets acquired	(27)
Goodwill on acquisition	**88**

* Amounts were converted into euros at the rate of EUR/ETB 24,492 and EUR/USD 1.426 for the statement of financial position.

The purchase price accounting for the acquired business is prepared on a provisional basis. The outcome indicates goodwill of EUR88 million. The derived goodwill includes synergies mainly related to market access and the available production capacity.

Goodwill has been allocated to Ethiopia in the Africa and Middle East region and is held in ETB. The rationale for the allocation is that the acquisition provides access to the Ethiopian market: access to additional capacity, consolidate market share within a fast-growing market and improved profitability through synergy. The entire amount of goodwill is not expected to be tax deductible.

Acquisition-related costs of EUR2.5 million have been recognised in the income statement for the period ended 31 December 2011.

6. Acquisitions and disposals of subsidiaries and non-controlling interests continued

Acquisition of pubs in the UK

On 2 December 2011, HEINEKEN announced that it had acquired from The Royal Bank of Scotland ('RBS') ('Seller') the Galaxy Pub Estate ('Galaxy') in the UK (referred to as the 'acquired business'). The following summarises the major classes of consideration transferred, and the recognised amounts of assets and assumed liabilities at the acquisition date. Management agreements that were in place were settled upon acquisition.

In millions of EUR*	
Property, plant & equipment	441
Cash and cash equivalents	–
Assets acquired	**441**

In millions of EUR*	
Liabilities assumed	–
Total net identifiable assets	**441**

Consideration transferred	480
Settlement of pre-existing relationship	(39)
Net identifiable assets acquired	(441)
Goodwill on acquisition	–

* Amounts were converted into euros at the rate of EUR/GBP 0.859 for the statement of financial position.

The purchase price accounting for the acquired business is prepared on a provisional basis. The outcome indicates no goodwill as the fair value of the assets acquired approximates the consideration transferred. The rationale for the acquisition is to further drive volume growth and to strengthen the leading position in the UK beer and cider market. The acquisition creates a strong platform from which HEINEKEN is building leadership in the high value UK on-trade channel and will mainly impacts net result. The early amortisation and termination of associated contracts under the acquisition gave rise to a one-off, pre-tax expense of EUR36 million.

Acquisition related cost of EUR3 million have been recognised in the income statement for the period ended 31 December 2011.

Provisional accounting FEMSA acquisition in 2010

The FEMSA acquisition accounting has been concluded during the first half year of 2011. A final adjustment was made to provisional accounting for the FEMSA acquisition. Total impact resulted in an increase of goodwill of EUR4 million, the comparatives have not been restated. The adjustment resulted from the filing of a tax return in March 2011, which was EUR6 million lower, a negative impact of EUR12 million due to a legal provision and recognition of certain employee benefits for EUR10 million. In 2010 FEMSA results were included from 1 May 2010 onwards (8 months) and have been fully consolidated in 2011 (12 months).

Disposals

Disposal of interest without losing control

On 12 May 2010 HEINEKEN acquired an additional interest in Commonwealth Brewery Limited (CBL) and Burns House Limited (BHL) situated in the Bahamas, increasing its ownership to 100 per cent in both entities. This acquisition was subject to government approval that 25 per cent of the combined entities would be disposed of. During the period which ended 31 December 2011, HEINEKEN disposed of 25 per cent of its 100 per cent interest in CBL (which had acquired 100 per cent of BHL prior to this), for an amount of EUR43 million through an initial public offering (IPO) in the Bahamas. As a result, its ownership decreased to 75 per cent. After the disposal of this non-controlling interest, HEINEKEN maintains a controlling interest in CBL. There is no impact on net result, the impact is recognised in equity.

7. Assets (or disposal groups) classified as held for sale

Other assets classified as held for sale represent land and buildings following the commitment of HEINEKEN to a plan to sell certain land and buildings in the UK and our associate in Kazakhstan. Efforts to sell these assets have commenced and are expected to be completed during 2012.

Assets classified as held for sale

In millions of EUR	2011	2010
Current assets	–	–
Non-current assets	99	6
	99	6

8. Other income

In millions of EUR	2011	2010
Net gain on sale of property, plant & equipment	35	37
Net gain on sale of intangible assets	24	13
Net gain on sale of subsidiaries, joint ventures and associates	5	189
	64	239

In 2010 HEINEKEN transferred in total a 78.3 per cent stake in PT Multi Bintang Indonesia (MBI) and HEINEKEN's 87 per cent stake in Grande Brasserie de Nouvelle-Caledonie S.A. (GBNC) to its JV Asia Pacific Breweries (APB). As a result of the transaction a gain of EUR157 million before tax was recognised in net gain on sale of subsidiaries, joint ventures and associates.

9. Raw materials, consumables and services

In millions of EUR	2011	2010
Raw materials	1,576	1,474
Non-returnable packaging	2,075	1,863
Goods for resale	1,498	1,655
Inventory movements	(8)	(8)
Marketing and selling expenses	2,186	2,072
Transport expenses	1,056	979
Energy and water	525	442
Repair and maintenance	417	375
Other expenses	1,641	1,439
	10,966	10,291

Other expenses include rentals of EUR241 million (2010: EUR224 million), consultant expenses of EUR166 million (2010: EUR126 million), telecom and office automation of EUR159 million (2010: EUR156 million), travel expenses of EUR137 million (2010: EUR120 million) and other fixed expenses of EUR938 million (2010: EUR813 million).

10. Personnel expenses

In millions of EUR	Note	2011	2010
Wages and salaries		1,891	1,787
Compulsory social security contributions		333	317
Contributions to defined contribution plans		24	16
Expenses related to defined benefit plans	28	56	89
Increase in other long-term employee benefits		11	9
Equity-settled share-based payment plan	29	11	15
Other personnel expenses		512	432
		2,838	2,665

Restructuring costs in Spain for an amount of EUR53 million are included in other personnel expenses.

The average number of full-time equivalent (FTE) employees during the year was:

	2011	2010
The Netherlands	4,032	3,861
Other Western Europe	14,707	15,751
Central and Eastern Europe	17,424	18,043
The Americas	16,414	17,164
Africa and the Middle East	11,396	10,607
Asia Pacific	279	304
Heineken N.V. and subsidiaries	**64,252**	65,730

11. Amortisation, depreciation and impairments

In millions of EUR	Note	2011	2010
Property, plant & equipment	14	936	907
Intangible assets	15	232	208
Impairment on available-for-sale assets		–	3
		1,168	1,118

12. Net finance income and expenses

Recognised in profit or loss

In millions of EUR	2011	2010
Interest income	**70**	100
Interest expenses	**(494)**	(590)
Dividend income on available-for-sale investments	2	1
Dividend income on investments held for trading	11	7
Net gain/(loss) on disposal of available-for-sale investments	1	–
Net change in fair value of derivatives	96	(75)
Net foreign exchange gain/(loss)	(107)	61
Impairment losses on available-for-sale investments	–	(3)
Unwinding discount on provisions	(7)	(7)
Other net financial income/(expenses)	(2)	(3)
Other net finance income/(expenses)	**(6)**	(19)
Net finance income/(expenses)	**(430)**	(509)

Recognised in other comprehensive income

In millions of EUR	2011	2010*
Foreign currency translation differences for foreign operations	(493)	390
Effective portion of changes in fair value of cash flow hedges	(21)	43
Effective portion of cash flow hedges transferred to profit or loss	(11)	45
Ineffective portion of cash flow hedges transferred to profit or loss	–	9
Net change in fair value of available-for-sale investments	71	11
Net change in fair value available-for-sale investments transferred to profit or loss	(1)	(17)
Actuarial (gains) and losses	(93)	99
Share of other comprehensive income of associates/joint ventures	(5)	(29)
	(553)	551
Recognised in:		
Fair value reserve	69	(10)
Hedging reserve	(42)	97
Translation reserve	(482)	358
Other	(98)	106
	(553)	551

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

The negative impact of foreign currency translation differences for foreign operations in other comprehensive income is mainly due to the impact of devaluation of the Mexican peso on the net assets and goodwill measured in Mexican peso of total EUR295 million. Remaining impact is related to the depreciation of the Polish zloty, the Chilean peso, Nigerian naira and Belarusian ruble, partly offset by the revaluation of the US dollar and the British pound.

13. Income tax expense

Recognised in profit or loss

In millions of EUR	2011	2010*
Current tax expense		
Current year	502	502
Under/(over) provided in prior years	(26)	52
	476	554
Deferred tax expense		
Origination and reversal of temporary differences	17	(19)
Previously unrecognised deductible temporary differences	(9)	(2)
Changes in tax rate	1	3
Utilisation/(benefit) of tax losses recognised	(19)	(39)
Under/(over) provided in prior years	(1)	(94)
	(11)	(151)
Total income tax expense in profit or loss	**465**	403

13. Income tax expense continued

Reconciliation of the effective tax rate

In millions of EUR	2011	2010*
Profit before income tax	2,025	1,982
Share of net profit of associates and joint ventures and impairments thereof	(240)	(193)
Profit before income tax excluding share of profit of associates and joint ventures (inclusive impairments thereof)	**1,785**	1,789

	%	2011	%	2010*
Income tax using the Company's domestic tax rate	25.0	446	25.5	456
Effect of tax rates in foreign jurisdictions	3.5	62	1.9	34
Effect of non-deductible expenses	3.2	58	4.0	72
Effect of tax incentives and exempt income	(6.0)	(107)	(8.2)	(146)
Recognition of previously unrecognised temporary differences	(0.5)	(9)	(0.1)	(2)
Utilisation or recognition of previously unrecognised tax losses	(0.3)	(5)	(1.2)	(21)
Unrecognised current year tax losses	1.0	18	0.8	15
Effect of changes in tax rate	0.1	1	0.2	3
Withholding taxes	1.5	26	1.4	25
Under/(over) provided in prior years	(1.5)	(27)	(2.3)	(42)
Other reconciling items	0.1	2	0.5	9
	26.1	**465**	22.5	403

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

The reported tax rate is 26.1 per cent (2010: 22.5 per cent) and includes the effect of the release of tax provisions after having reached agreement with the tax authorities, mainly explaining the under/over provided amount as part of the current tax expense. The reported 2010 tax rate included the tax-exempt transfer of PT Multi Bintang Indonesia (MBI) and Grande Brasserie de Nouvelle-Caledonie S.A. (GBNC).

Income tax recognised in other comprehensive income

In millions of EUR	Note	2011	2010
Changes in fair value		–	(5)
Changes in hedging reserve		13	(38)
Changes in translation reserve		11	–
Other		16	(38)
	24	**40**	(81)

14. Property, plant and equipment

In millions of EUR	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost						
Balance as at 1 January 2010		3,460	5,337	3,518	315	12,630
Changes in consolidation		745	635	253	72	1,705
Purchases		38	82	249	279	648
Transfer of completed projects under construction		106	142	104	(352)	–
Transfer to/(from) assets classified as held for sale		26	34	39	2	101
Disposals		(49)	(130)	(285)	(1)	(465)
Effect of movements in exchange rates		71	107	61	15	254
Balance as at 31 December 2010		4,397	6,207	3,939	330	14,873
Balance as at 1 January 2011		4,397	6,207	3,939	330	14,873
Changes in consolidation	6	505	89	(31)	3	566
Purchases		55	99	320	326	800
Transfer of completed projects under construction		82	90	150	(322)	–
Transfer to/(from) assets classified as held for sale		(65)	–	–	–	(65)
Disposals		(35)	(92)	(255)	(6)	(388)
Effect of hyperinflation		2	11	2	2	17
Effect of movements in exchange rates		(71)	(127)	(73)	(1)	(272)
Balance as at 31 December 2011		**4,870**	**6,277**	**4,052**	**332**	**15,531**
Depreciation and impairment losses						
Balance as at 1 January 2010		(1,405)	(2,875)	(2,333)	–	(6,613)
Changes in consolidation		12	31	35	–	78
Depreciation charge for the year	11	(117)	(342)	(434)	–	(893)
Impairment losses	11	(15)	(19)	(6)	–	(40)
Reversal impairment losses	11	4	21	1	–	26
Transfer (to)/from assets classified as held for sale		(6)	(14)	(23)	–	(43)
Disposals		37	128	263	–	428
Effect of movements in exchange rates		(36)	(54)	(39)	–	(129)
Balance as at 31 December 2010		(1,526)	(3,124)	(2,536)	–	(7,186)
Balance as at 1 January 2011		(1,526)	(3,124)	(2,536)	–	(7,186)
Changes in consolidation	6	–	4	14	–	18
Depreciation charge for the year	11	(128)	(356)	(452)	–	(936)
Impairment losses	11	–	–	(8)	–	(8)
Reversal impairment losses	11	–	3	5	–	8
Transfer (to)/from assets classified as held for sale		3	–	–	–	3
Disposals		18	92	224	–	334
Effect of movements in exchange rates		11	42	43	–	96
Balance as at 31 December 2011		**(1,622)**	**(3,339)**	**(2,710)**	**–**	**(7,671)**
Carrying amount						
As at 1 January 2010		2,055	2,462	1,185	315	6,017
As at 31 December 2010		2,871	3,083	1,403	330	7,687
As at 1 January 2011		**2,871**	**3,083**	**1,403**	**330**	**7,687**
As at 31 December 2011		**3,248**	**2,938**	**1,342**	**332**	**7,860**

Impairment losses

In 2011 a total impairment loss of EUR8 million (2010: EUR40 million) was charged to profit or loss.

14. Property, plant and equipment continued

Financial lease assets

The Group leases P, P & E under a number of finance lease agreements. At 31 December 2011 the net carrying amount of leased P,P & E was EUR39 million (2010: EUR95 million). During the year, the Group acquired leased assets of EUR6 million (2010: EUR17 million).

Security to authorities

Certain P, P & E for EUR137 million (2010: EUR149 million) has been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties. This mainly relates to Brazil (see note 34).

Property, plant and equipment under construction

P, P & E under construction mainly relates to expansion of the brewing capacity in Mexico, the UK, and Nigeria.

Capitalised borrowing costs

During 2011 no borrowing costs have been capitalised (2010: EUR nil).

15. Intangible assets

In millions of EUR	Note	Goodwill	Brands	Customer-related intangibles	Contract-based intangibles	Software, research and development and other	Total
Cost							
Balance as at 1 January 2010		5,713	1,382	351	124	259	7,829
Changes in consolidation		1,748	924	943	86	39	3,740
Purchases/internally developed		–	–	–	–	56	56
Disposals		(1)	(8)	–	–	(16)	(25)
Transfers to assets held for sale		–	–	–	–	3	3
Effect of movements in exchange rates		132	23	(10)	12	3	160
Balance as at 31 December 2010		7,592	2,321	1,284	222	344	11,763
Balance as at 1 January 2011		**7,592**	**2,321**	**1,284**	**222**	**344**	**11,763**
Changes in consolidation	6	287	8	18	38	–	351
Purchased/internally developed		–	–	–	6	50	56
Disposals		–	–	–	(91)	(6)	(97)
Effect of movements in exchange rates		(70)	(57)	(74)	(13)	(10)	(224)
Balance as at 31 December 2011		**7,809**	**2,272**	**1,228**	**162**	**378**	**11,849**
Amortisation and impairment losses							
Balance as at 1 January 2010		(280)	(108)	(74)	(50)	(182)	(694)
Changes in consolidation		–	–	–	25	3	28
Amortisation charge for the year	11	–	(54)	(88)	(16)	(34)	(192)
Impairment losses	11	–	(1)	–	(15)	–	(16)
Disposals		1	2	–	–	10	13
Transfers to assets held for sale		–	–	–	–	(2)	(2)
Effect of movements in exchange rates		–	(2)	(1)	(4)	(3)	(10)
Balance as at 31 December 2010		(279)	(163)	(163)	(60)	(208)	(873)

In millions of EUR	Note	Goodwill	Brands	Customer-related intangibles	Contract-based intangibles	Software, research and development and other	Total
Balance as at 1 January 2011		(279)	(163)	(163)	(60)	(208)	(873)
Changes in consolidation	6	–	–	–	1	(1)	–
Amortisation charge for the year	11	–	(59)	(110)	(24)	(36)	(229)
Impairment losses	11	–	(1)	–	–	(2)	(3)
Disposals		–	(1)	–	91	1	91
Effect of movements in exchange rates		–	3	5	(11)	3	–
Balance as at 31 December 2011		**(279)**	**(221)**	**(268)**	**(3)**	**(243)**	**(1,014)**
Carrying amount							
As at 1 January 2010		5,433	1,274	277	74	77	7,135
As at 31 December 2010		7,313	2,158	1,121	162	136	10,890
As at 1 January 2011		**7,313**	**2,158**	**1,121**	**162**	**136**	**10,890**
As at 31 December 2011		**7,530**	**2,051**	**960**	**159**	**135**	**10,835**

Brands and customer-related/contract-based intangibles

The main brands capitalised are the brands acquired in 2008: Scottish & Newcastle (Fosters and Strongbow) and 2010: Cervecería Cuauhtémoc Moctezuma (Dos Equis, Tecate and Sol). The main customer-related and contract-based intangibles were acquired in 2010 and are related to customer relationships with retailers in Mexico (constituting either by way of a contractual agreement or by way of non-contractual relations).

Impairment tests for cash-generating units containing goodwill

For the purpose of impairment testing, goodwill in respect of Western Europe, Central and Eastern Europe (excluding Russia) and the Americas (excluding Brazil) is allocated and monitored on a regional basis. In respect of less integrated Operating Companies of Russia, Brazil and Africa and the Middle East, goodwill is allocated and monitored on an individual country basis.

The aggregate carrying amounts of goodwill allocated to each CGU are as follows:

In millions of EUR	2011	2010*
Western Europe	3,396	3,328
Central and Eastern Europe (excluding Russia)	1,394	1,494
Russia	102	105
The Americas (excluding Brazil)	1,743	1,751
Brazil	111	110
Africa and the Middle East (aggregated)	528	245
Head Office and others	256	280
	7,530	7,313

* Comparatives have been adjusted due to the transfer of Empaque from the Americas region to Head Office.

Throughout the year total goodwill mainly increased due to the acquisition of the Sona and Ethiopian beer business and net foreign currency differences.

Goodwill is tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit using a pre-tax discount rate.

15. Intangible assets continued

The key assumptions used for the value-in-use calculations are as follows:

- Cash flows were projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this forecasted period is justified due to the long-term nature of the beer business and past experiences.
- The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.
- Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual long-term inflation, in order to calculate the terminal recoverable amount.
- A per CGU-specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

	Pre-tax WACC	Expected annual long-term inflation 2015-2021	Expected volume growth rates 2015-2021
Western Europe	8.3%	2.1%	(0.4)%
Central and Eastern Europe (excluding Russia)	12.3%	2.7%	1.7%
Russia	14.8%	4.8%	1.9%
The Americas (excluding Brazil)	10.1%	2.5%	1.8%
Brazil	16.1%	4.3%	3.0%
Africa and Middle East	10.7-21.4%	2.7-8.4%	1.1-5.9%
Head Office and others	8.3-12.6%	2.1-3.6%	(0.4)-2.4%

The values assigned to the key assumptions represent management's assessment of future trends in the beer industry and are based on both external sources and internal sources (historical data).

HEINEKEN applied its methodology to determine CGU specific WACC's to perform its annual impairment testing on a consistent basis. The trend and outcome of several WACC's, for amongst others the Western Europe CGU, turned out lower than expected based on the current economic climate and associated outlooks. HEINEKEN does not believe the risk profile in Western Europe is significantly lower than in prior years. The lower WACC for 2011 is mainly driven by lower observed risk-free rates reflecting the capital flee towards safer deemed economies. HEINEKEN performed an additional impairment sensitivity calculation and concluded that applying a different WACC would not result in a materially different outcome. The WACC's disclosed are based on our internal consistent methodology.

Sensitivity to changes in assumptions

Limited headroom is available in our CGU's Russia and Brazil, however the outcome of a sensitivity analysis of a 100 basis points adverse change in key assumptions (lower growth rates or higher discount rates respectively) did not result in a materially different outcome of the impairment test.

16. Investments in associates and joint ventures

HEINEKEN has the following (direct and indirect) significant investments in associates and joint ventures:

	Country	Ownership 2011	Ownership 2010
Joint ventures			
Brau Holding International GmbH & Co KgaA	Germany	49.9%	49.9%
Zagorka Brewery A.D.	Bulgaria	49.4%	49.4%
Brewinvest S.A.	Greece	50.0%	50.0%
Pivara Skopje A.D.	FYR Macedonia	48.2%	27.6%
Brasseries du Congo S.A.	Congo	50.0%	50.0%
Asia Pacific Investment Pte. Ltd.	Singapore	50.0%	50.0%
Asia Pacific Breweries Ltd.	Singapore	41.9%	41.9%
Compania Cervecerias Unidas S.A.	Chile	33.1%	33.1%
Tempo Beverages Ltd.	Israel	40.0%	40.0%
Heineken Lion Australia Pty.	Australia	50.0%	50.0%
Sirocco FZCo	Dubai	50.0%	50.0%
Diageo Heineken Namibia B.V.	Namibia	50.0%	50.0%
United Breweries Limited	India	37.5%	37.5%
Millennium Alcobev Private Limited**	India	–	68.8%
DHN Drinks (Pty) Ltd.	South Africa	44.5%	44.5%
Sedibeng Brewery Pty Ltd.*	South Africa	75.0%	75.0%
UB Nizam Breweries Pvt. Ltd**	India	–	50.0%
UB Ajanta Breweries Pvt. Ltd	India	50.0%	50.0%
Associates			
Cerveceria Costa Rica S.A.	Costa Rica	25.0%	25.0%
JSC FE Efes Karaganda Brewery***	Kazakhstan	28.0%	28.0%

* HEINEKEN has joint control as the contract and ownership details determine that for certain main operating and financial decisions unanimous approval is required. As a result this investment is not consolidated.

** In 2011 these entities ceased to exist, they were merged into United Breweries Limited.

*** This entity is classified as Held for Sale (see note 7)

Reporting date

The reporting date of the financial statements of all HEINEKEN entities and joint ventures disclosed are the same as for the Company except for (i) Asia Pacific Breweries Ltd., Heineken Lion Australia Pty. and Asia Pacific Investment Pte. Ltd which have a 30 September reporting date (the APB results are included with a three-month delay in reporting);

(ii) DHN Drinks (Pty) Ltd. which has a 30 June reporting date, and;

(iii) United Breweries Limited and Millennium Alcobev Private Limited which have a 31 March reporting date. The results of (ii) and (iii) have been adjusted to include numbers for the full financial year ended 31 December 2011.

16. Investments in associates and joint ventures continued

Share of profit of associates and joint ventures and impairments thereof

In millions of EUR	2011	2010
Income associates	25	28
Income joint ventures	215	165
Impairments	–	–
	240	193

In the year APB (the JV of HEINEKEN and its partner Fraser and Neave) completed the sale of Kingway Brewery for SGD205 million (EUR116 million) of which SGD72 million (EUR41 million) was recorded as income by APB. As HEINEKEN has a share of 45.95 per cent a capital gain of SGD33 million (EUR19 million) is included in the share of profit of JV's.

Summary financial information for equity accounted joint ventures and associates

In millions of EUR	Joint ventures 2011	Joint ventures 2010	Associates 2011	Associates 2010
Non-current assets	1,708	1,696	73	50
Current assets	1,005	869	52	51
Non-current liabilities	(581)	(611)	(25)	(28)
Current liabilities	(725)	(684)	(30)	(23)
Revenue	2,313	2,108	153	547
Expenses	(1,914)	(1,887)	(117)	(420)

In the above table HEINEKEN represents its share of the aggregated amounts of assets, liabilities, revenues and expenses for its Joint Ventures and Associates for the year ended 31 December.

17. Other investments and receivables

In millions of EUR	Note	2011	2010
Non-current other investments			
Loans and advances to customers	32	384	455
Indemnification receivable	32	156	145
Other receivables	32	178	174
Held-to-maturity investments	32	5	4
Available-for-sale investments	32	264	190
Non-current derivatives	32	142	135
		1,129	1,103
Current other investments			
Investments held for trading	32	14	17
		14	17

Included in loans are loans to customers with a carrying amount of EUR120 million as at 31 December 2011 (2010: EUR166 million). Effective interest rates range from 6 to 12 per cent. EUR72 million (2010: EUR100 million) matures between one and five years and EUR48 million (2010: EUR66 million) after five years.

The indemnification receivable represents the receivable on FEMSA and Lewiston investments and is a mirroring of the corresponding indemnified liabilities originating from the acquisition of the beer operations of FEMSA and Sona.

The other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian Authorities on which interest is calculated in accordance with Brazilian legislation. Collection of this receivable is expected to be beyond a period of five years.

The main available-for-sale investments are S.A. Des Brasseries du Cameroun, Consorcio Cervecero de Nicaragua S.A., Desnoes & Geddes Ltd., Brasserie Nationale d'Haiti S.A. and Cerveceria Nacional Dominicana. As far as these investments are listed they are measured at their quoted market price. For others the value in use or multiples are used. Debt securities (which are interest-bearing) with a carrying amount of EUR20 million (2010: EUR21 million) are included in available-for-sale investments.

Sensitivity analysis – equity price risk

An amount of EUR95 million as at 31 December 2011 (2010: EUR87 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. An impact of 1 per cent increase or decrease in the share price at the reporting date would not result in a material impact on a consolidated Group level.

18. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net	
In millions of EUR	**2011**	2010	**2011**	2010	**2011**	2010
Property, plant & equipment	**93**	86	**(590)**	(550)	**(497)**	(464)
Intangible assets	**51**	62	**(733)**	(789)	**(682)**	(727)
Investments	**91**	87	**(6)**	(9)	**85**	78
Inventories	**16**	33	**(5)**	(6)	**11**	27
Loans and borrowings	**3**	1	**–**	(2)	**3**	(1)
Employee benefits	**252**	254	**12**	11	**264**	265
Provisions	**150**	133	**1**	1	**151**	134
Other items	**146**	77	**(138)**	(51)	**8**	26
Tax losses carry-forwards	**237**	213	**–**	–	**237**	213
Tax assets/(liabilities)	**1,039**	946	**(1,459)**	(1,395)	**(420)**	(449)
Set-off of tax	**(565)**	(404)	**565**	404	**–**	–
Net tax assets/(liabilities)	**474**	542	**(894)**	(991)	**(420)**	(449)

Tax losses carry-forwards

HEINEKEN has losses carry-forwards for an amount of EUR1,920 million as at 31 December 2011 (2010: EUR1,833 million), which expire in the following years:

In millions of EUR	**2011**	2010
2011	**–**	11
2012	**5**	8
2013	**6**	32
2014	**28**	30
2015	**23**	32
2016	**36**	–
After 2016 respectively 2015 but not unlimited	**372**	314
Unlimited	**1,450**	1,406
	1,920	1,833
Recognised as deferred tax assets gross	**(859)**	(807)
Unrecognised	**1,061**	1,026

The unrecognised losses relate to entities for which it is not probable that taxable profit will be available to offset these losses. The majority of the unrecognised losses were acquired as part of the beer operations of FEMSA in 2010.

18. Deferred tax assets and liabilities continued

Movement in deferred tax on temporary differences during the year

In millions of EUR	Balance 1 January 2010	Policy change	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2010
Property, plant & equipment	(330)	–	(161)	–	28	–	(1)	(464)
Intangible assets	(269)	–	(475)	3	17	–	(3)	(727)
Investments	9	–	54	(3)	18	–	–	78
Inventories	11	–	(4)	(1)	20	–	1	27
Loans and borrowings	1	–	(1)	–	(1)	–	–	(1)
Employee benefits	116	151	53	(2)	(15)	(38)	–	265
Provisions	92	–	14	(2)	30	–	–	134
Other items	8	–	40	(2)	15	(43)	8	26
Tax losses carry-forwards	137	–	33	5	39	–	(1)	213
Net tax assets/(liabilities)	(225)	151	(447)	(2)	151	(81)	4	(449)

In millions of EUR	Balance 1 January 2011	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2011
Property, plant & equipment	(464)	(41)	20	(10)	–	(2)	(497)
Intangible assets	(727)	(18)	38	25	–	–	(682)
Investments	78	–	(7)	14	–	–	85
Inventories	27	–	–	(16)	–	–	11
Loans and borrowings	(1)	–	2	2	–	–	3
Employee benefits	265	–	–	(17)	16	–	264
Provisions	134	1	–	13	–	3	151
Other items	26	–	(5)	(19)	8	(2)	8
Tax losses carry-forwards	213	7	(2)	19	–	–	237
Net tax assets/(liabilities)	**(449)**	**(51)**	**46**	**11**	**24**	**(1)**	**(420)**

19. Inventories

In millions of EUR	2011	2010
Raw materials	263	241
Work in progress	150	147
Finished products	354	261
Goods for resale	205	231
Non-returnable packaging	143	120
Other inventories and spare parts	237	206
	1,352	1,206

During 2011 and 2010 no write-down of inventories to net realisable value was required.

20. Trade and other receivables

In millions of EUR	Note	2011	2010
Trade receivables due from associates and joint ventures		42	102
Trade receivables		1,657	1,680
Other receivables		524	481
Derivatives		37	10
	32	**2,260**	2,273

A net impairment loss of EUR57 million (2010: EUR115 million) in respect of trade and other receivables was included in expenses for raw materials, consumables and services.

21. Cash and cash equivalents

In millions of EUR	Note	2011	2010
Cash and cash equivalents	32	813	610
Bank overdrafts	25	(207)	(132)
Cash and cash equivalents in the statement of cash flows		**606**	478

22. Capital and reserves

Share issuance

On 30 April 2010 HEINEKEN issued 86,028,019 ordinary shares with a nominal value of EUR1.60, as a result of which the issued share capital consists of 576,002,613 shares. To these shares a share premium value was assigned of EUR2,701 million based on the quoted market price value of 43,009,699 shares HEINEKEN and 43,018,320 shares Heineken Holding N.V. combined being the share consideration paid to Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) for its beer operations.

Allotted Share Delivery Instrument

In addition to the shares issued to FEMSA, HEINEKEN also committed itself to deliver 29,172,504 additional shares to FEMSA (the 'Allotted Shares') over a period of no longer than five years. This financial instrument is classified to be equity as the number of shares is fixed. HEINEKEN had the option to accelerate the delivery of the Allotted Shares at its discretion. Pending delivery of the Allotted Shares, HEINEKEN paid a coupon on each undelivered Allotted Share such that FEMSA was compensated, on an after tax basis, for dividends FEMSA would have received had all such Allotted Shares been delivered to FEMSA on or prior to the record date for such dividends.

On 3 October 2011, HEINEKEN announced that the share repurchase programme in connection with the acquisition of FEMSA had been completed. During the period of 1 January through 31 December 2011 HEINEKEN acquired 18,407,246 shares with an average quoted market price of EUR36.67. During the year 2011 all these shares were delivered to FEMSA under the ASDI.

Share capital

		Ordinary shares
In millions of EUR	2011	2010
On issue as at 1 January	922	784
Issued	–	138
On issue as at 31 December	**922**	922

22. Capital and reserves continued

As at 31 December 2011 the issued share capital comprised 576,002,613 ordinary shares (2010: 576,002,613). The ordinary shares have a par value of EUR1.60. All issued shares are fully paid.

The Company's authorised capital amounts to EUR2.5 billion, comprising of 1,562,500,000 shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In respect of the Company's shares that are held by HEINEKEN (see next page), rights are suspended.

Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations of the Group (excluding amounts attributable to non-controlling interests) as well as value changes of the hedging instruments in the net investment hedges. HEINEKEN considers this a legal reserve.

Inflation in Belarus has been at relatively high levels in recent years. In the third quarter of 2011 cumulative three year inflation exceeded 100 per cent. This, combined with other indicators, results in HEINEKEN deeming Belarus as a hyperinflationary economy under IAS 29, Financial Reporting in Hyperinflationary Economies. IAS 29 is applied to the historical cost financial statements of our Belarusian operations from the beginning of 2011.

The restated financial statements of our Belarusian operations are translated to euro at the closing rate at the end of the reporting period. Differences arising on translation to euro are recognised in the translation reserve. The Consumer Price Index end of 2011 was 224.9 (2009: 100; 2010: 107.8) and increased in 2011 by 108.7.

The impact on equity is a net amount of EUR14 million, PP&E remeasurement of EUR18 million with offset in deferred tax liabilities for EUR4 million. The impact on the income statement for 2011 is not material.

Hedging reserve

This reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred. HEINEKEN considers this a legal reserve.

Fair value reserve

This reserve comprises the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised or impaired. HEINEKEN considers this a legal reserve.

Other legal reserves

These reserves relate to the share of profit of joint ventures and associates over the distribution of which HEINEKEN does not have control. The movement in these reserves reflects retained earnings of joint ventures and associates minus dividends received. In case of a legal or other restriction which causes that retained earnings of subsidiaries cannot be freely distributed, a legal reserve is recognised for the restricted part.

Reserve for own shares

The reserve for the Company's own shares comprises the cost of the Company's shares held by HEINEKEN. As at 31 December 2011, HEINEKEN held 1,265,140 of the Company's shares (2010: 1,630,258), all of which are LTV shares in 2011.

The coupon paid on the ASDI in 2011 amounts to EUR15 million (2010: EUR7 million).

LTV

During the period of 1 January through 31 December 2011 HEINEKEN acquired 330.000 shares for LTV delivery with an average quoted market price of EUR40.91 for a total of EUR14 million.

Share purchase mandate

There are no outstanding share purchase mandates per 31 December 2011 (2010: EUR96 million). The current liability presented in accordance with IAS 32.23 per 31 December 2010 of EUR96 million was reversed in full.

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of EUR	2011	2010
Final dividend previous year EUR0.50, respectively EUR0.40 per qualifying ordinary share	299	195
Interim dividend current year EUR0.30, respectively EUR0.26 per qualifying ordinary share	175	156
Total dividend declared and paid	**474**	351

HEINEKEN's policy is for an annual dividend payout of 30–35 per cent of Net profit BEIA. The interim dividend is fixed at 40 per cent of the total dividend of the previous year.

After the balance sheet date the Executive Board proposed the following dividends. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of EUR	2011	2010
per qualifying ordinary share EUR0.83 (2010: EUR0.76)	**477**	438

23. Earnings per share

Basic earnings per share

The calculation of basic earnings per share as at 31 December 2011 is based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,430 million (2010: EUR1,447 million) and a weighted average number of ordinary shares – basic outstanding during the year ended 31 December 2011 of 585,100,381 (2010: 562,234,726). Basic earnings per share for the year amounts to EUR2.44 (2010: EUR2.57).

Weighted average number of shares – basic

	2011	2010
Number of shares basic 1 January	576,002,613	489,974,594
Effect of LTV own shares held	(1,177,321)	(1,152,409)
Effect of undelivered ASDI shares	10,275,089	14,726,761
Effect of new shares issued	–	58,685,780
Weighted number of basic shares for the year	**585,100,381**	562,234,726

ASDI

Allotted Share Delivery Instrument (ASDI) represents HEINEKEN's obligation to deliver shares to FEMSA, either through issuance and/or purchasing of its own shares in the open market, which was concluded in 2011. EPS is impacted by ASDI as in the formula, calculating EPS, the net profit is divided by the weighted average number of ordinary shares. In this weighted average number of ordinary shares, the weighted average of outstanding ASDI is included. This means that the ASDI leads to a lower basic EPS until the year all shares have been repurchased.

Diluted earnings per share

The calculation of diluted earnings per share as at 31 December 2011 was based on the profit attributable to ordinary shareholders of the Company (net profit) of EUR1,430 million (2010: EUR1,447 million) and a weighted average number of ordinary shares – basic outstanding after adjustment for the effects of all dilutive potential ordinary shares of 586,277,702 (2010: 563,387,135). Diluted earnings per share for the year amounted to EUR2.44 (2010: EUR2.57).

Weighted average number of shares – diluted

	2011	2010
Weighted number of basic shares for the year	585,100,381	562,234,726
Effect of LTV own shares held	1,177,321	1,152,409
Weighted average diluted shares for the year	**586,277,702**	563,387,135

24. Income tax on other comprehensive income

In millions of EUR	2011 Amount before tax	2011 Tax	2011 Amount net of tax	2010* Amount before tax	2010* Tax	2010* Amount net of tax
Other comprehensive income						
Foreign currency translation differences for foreign operations	(504)	11	(493)	390	–	390
Effective portion of changes in fair value of cash flow hedge	(31)	10	(21)	61	(18)	43
Effective portion of cash flow hedges transferred to profit or loss	(14)	3	(11)	65	(20)	45
Ineffective portion of cash flow hedges transferred to profit or loss	–	–	–	9	–	9
Net change in fair value available-for-sale investments	71	–	71	16	(5)	11
Net change in fair value available-for-sale investments transferred to profit or loss	(1)	–	(1)	(17)	–	(17)
Actuarial gains and losses	(109)	16	(93)	137	(38)	99
Share of other comprehensive income of associates/joint ventures	(5)	–	(5)	(29)	–	(29)
Total other comprehensive income	**(593)**	**40**	**(553)**	632	(81)	551

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

The difference between the income tax on other comprehensive income and the deferred tax on equity (note 18) in 2011 can be explained by current tax on other comprehensive income.

25. Loans and borrowings

This note provides information about the contractual terms of HEINEKEN's interest-bearing loans and borrowings. For more information about HEINEKEN's exposure to interest rate risk and foreign currency risk, see note 32.

Non-current liabilities

In millions of EUR	Note	2011	2010
Secured bank loans		37	48
Unsecured bank loans		3,607	3,260
Unsecured bond issues		2,493	2,482
Finance lease liabilities	26	33	47
Other non-current interest-bearing liabilities		1,825	1,895
Non-current interest-bearing liabilities		**7,995**	7,732
Non-current derivatives		177	291
Non-current non-interest-bearing liabilities		27	55
		8,199	8,078

Current interest-bearing liabilities

In millions of EUR	Note	2011	2010
Current portion of secured bank loans		13	11
Current portion of unsecured bank loans		329	346
Current portion of finance lease liabilities	26	6	48
Current portion of other non-current interest-bearing liabilities		184	32
Total current portion of non-current interest-bearing liabilities		**532**	437
Deposits from third parties (mainly employee loans)		449	425
		981	862
Bank overdrafts	21	207	132
		1,188	994

Net interest-bearing debt position

In millions of EUR	Note	2011	2010
Non-current interest-bearing liabilities		7,995	7,732
Current portion of non-current interest-bearing liabilities		532	437
Deposits from third parties (mainly employee loans)		449	425
		8,976	8,594
Bank overdrafts	21	207	132
		9,183	8,726
Cash, cash equivalents and current other investments		(828)	(627)
Net interest-bearing debt position		**8,355**	8,099

Non-current liabilities

In millions of EUR	Secured bank loans	Unsecured bank loans	Unsecured bond issues	Finance lease liabilities	Other non-current interest-bearing liabilities	Non-current derivatives	Non-current non-interest-bearing liabilities	Total
Balance as at 1 January 2011	48	3,260	2,482	47	1,895	291	55	**8,078**
Consolidation changes	–	–	–	–	(24)	–	–	**(24)**
Effect of movements in exchange rates	(1)	(35)	–	–	18	(4)	(9)	**(31)**
Transfers to current liabilities	(6)	(802)	3	(4)	(169)	(57)	(7)	**(1,042)**
Charge to/(from) profit or loss i/r derivatives	–	–	–	–	–	(8)	–	**(8)**
Charge to/(from) equity i/r derivatives	–	–	–	–	–	(26)	–	**(26)**
Proceeds	1	1,711	–	1	75	–	(9)	**1,779**
Repayments	(5)	(568)	3	(11)	(3)	(19)	(17)	**(620)**
Other	–	41	5	–	33	–	14	**93**
Balance as at 31 December 2011	**37**	**3,607**	**2,493**	**33**	**1,825**	**177**	**27**	**8,199**

25. Loans and borrowings continued

Terms and debt repayment schedule

Terms and conditions of outstanding non-current and current loans and borrowings were as follows:

In millions of EUR	Category	Currency	Nominal interest rate %	Repayment	Carrying amount 2011	Face value 2011	Carrying amount 2010	Face value 2010
Secured bank loans	Bank facilities	GBP	1.9	2016	17	17	23	23
Secured bank loans	Various	various	various	various	33	33	36	36
Unsecured bank loans	2008 Syndicated Bank Facility	EUR	0.4-1.7	2013	1,305	1,313	1,708	1,709
Unsecured bank loans	Bank Facility	EUR	6.0	2013-2016	329	329	434	434
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2016	111	111	111	111
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2012	102	102	102	102
Unsecured bank loans	German Schuldschein notes	EUR	1.0-6.0	2016	207	207	207	207
Unsecured bank loans	2008 Syndicated Bank Facility	GBP	0.4-1.2	2013	287	287	336	340
Unsecured bank loans	Bank Facilities	PLN	5.4-5.6	2013-2014	72	72	60	60
Unsecured bank loans	2011 Syndicated Bank Facilities	USD	0.8	2016	450	450	–	–
Unsecured bank loans	2011 Syndicated Bank Facilities	GBP	0.8	2016	422	422	–	–
Unsecured bank loans	2011 Syndicated Bank Facilities	EUR	0.8	2016	107	107	–	–
Unsecured bank loans	Bank Facilities	USD	0.8	2012-2013	93	93	167	172
Unsecured bank loans	Bank Facilities	MXN	4.5-10.6	2012-2013	183	176	444	445
Unsecured bank loans	Bank facilities	NGN	12.5-17.3	2012-2016	228	228	–	–
Unsecured bank loans	Various	various	various	various	40	40	37	37
Unsecured bond	Issue under EMTN programme	GBP	7.3	2015	476	479	461	465
Unsecured bond	Eurobond on Luxembourg Stock Exchange	EUR	5.0	2013	599	600	599	600
Unsecured bond	Issue under EMTN programme	EUR	7.1	2014	1,000	1,000	1,009	1,000
Unsecured bond	Issue under EMTN programme	EUR	4.6	2016	398	400	397	400
Unsecured bond issues	n/a	various	various	various	20	20	16	16
Other interest-bearing liabilities	2010 US private placement	USD	4.6	2018	559	561	541	546
Other interest-bearing liabilities	2002 S&N US private placement	USD	5.4-5.6	2012-2014	632	580	616	569
Other interest-bearing liabilities	2005 S&N US private placement	USD	5.4	2015	258	232	247	225
Other interest-bearing liabilities	2008 US private placement	USD	5.9-6.3	2015-2018	341	342	331	333
Other interest-bearing liabilities	2011 US private placement	USD	2.8	2017	69	70	–	–
Other interest-bearing liabilities	2008 US private placement	EUR	7.25	2016	30	30	30	33
Other interest-bearing liabilities	Various	various	various	various	120	120	162	158
Deposits from third parties	n/a	various	various	various	449	449	425	425
Finance lease liabilities	n/a	various	various	various	39	39	95	100
					8,976	**8,909**	8,594	8,546

Revolving Credit Facility

On 5 May 2011, Heineken N.V. announced the successful closing of a new Revolving Credit Facility for an amount of EUR2 billion with a syndicate of 17 banks. The new self-arranged credit line has a tenor of five years with two 1-year extension options and can be used for general corporate purposes. The new Revolving Credit Facility replaces the existing EUR2 billion facility. As at 31 December 2011, the committed available financing headroom was approximately EUR1.3 billion, including cash available at Group level.

On 27 October 2011, HEINEKEN issued USD90 million of notes with a 6-year maturity, further improving the currency and maturity profile of its long-term debt.

EMTN Programme

In September 2008, HEINEKEN established a Euro Medium Term Note ("EMTN") Programme which was subsequently updated in September 2009 and September 2010. The programme allows HEINEKEN from time to time to issue Notes. Currently approximately EUR1.9 billion of Notes is outstanding under the programme. The programme can be used for issuance up to one year after its latest update. The EMTN Programme and all Heineken N.V. bonds are listed on the Luxembourg Stock Exchange. HEINEKEN still has a capacity of EUR3.1 billion under this programme. HEINEKEN is in the process of updating the programme.

Incurrence covenant

HEINEKEN has an incurrence covenant in some of its financing facilities. This incurrence covenant is calculated by dividing Net Debt (calculated in accordance with the consolidation method of the 2007 Annual Accounts) by EBITDA (beia) (also calculated in accordance with the consolidation method of the 2007 Annual Accounts and including the pro-forma full-year EBITDA of any acquisitions made in 2011). As at 31 December 2011 this ratio was 2.1 (2010: 2.1). If the ratio would be beyond a level of 3.5, the incurrence covenant would prevent us from conducting further significant debt financed acquisitions.

26. Finance lease liabilities

Finance lease liabilities are payable as follows:

In millions of EUR	Future minimum lease payments 2011	Interest 2011	Present value of minimum lease payments 2011	Future minimum lease payments 2010	Interest 2010	Present value of minimum lease payments 2010
Less than one year	7	(1)	6	49	(1)	48
Between one and five years	27	(1)	26	39	(3)	36
More than five years	7	–	7	13	(2)	11
	41	**(2)**	**39**	101	(6)	95

27. Non-GAAP measures

In the internal management reports HEINEKEN measures its performance primarily based on EBIT and EBIT (beia), these are non-GAAP measures not calculated in accordance with IFRS. A similar non-GAAP adjustment can be made to the IFRS profit or loss as defined in IAS 1 paragraph 7 being the total of income less expense. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. The table below presents the relationship with IFRS terms, the results from operating activities and profit and HEINEKEN non-GAAP measures being EBIT, EBIT (beia) and profit (beia) for the financial year 2011.

In millions of EUR	2011*	2010*
Results from operating activities	**2,215**	2,298
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	240	193
HEINEKEN EBIT	2,455	2,491
Exceptional items and amortisation included in EBIT	242	132
HEINEKEN EBIT (beia)	2,697	2,623
Profit attributable to equity holders of the Company	**1,430**	1,447
Exceptional items and amortisation included in EBIT	242	132
Exceptional items included in finance costs	(14)	(5)
Exceptional items included in tax expense	(74)	(118)
HEINEKEN net profit beia	**1,584**	1,456

* unaudited

The exceptional items included in EBIT contain the amortisation of brands and customer relations for EUR170 million (2010: EUR142 million). The EU fine reduction of EUR21 million (gain), gain on sale of brands EUR24 million, redundancies and contract settlements for EUR81 million and the early amortisation and termination of contracts for EUR36 million relating to the Galaxy pub estate.

Exceptional items in the other net financing costs reflects fair value movements on interest rate swaps made by Scottish & Newcastle in the past that do not qualify for hedge accounting under IFRS. The tax expense exceptional items are for EUR47 million (2010: EUR39 million) related to amortisation of brands and customer relations and the remainder relates to the other exceptional items included in EBIT.

EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. The presentation on these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.

28. Employee benefits

In millions of EUR	2011	2010*
Present value of unfunded obligations	96	118
Present value of funded obligations	6,804	6,525
Total present value of obligations	**6,900**	6,643
Fair value of plan assets	(5,860)	(5,646)
Present value of net obligations	**1,040**	997
Asset ceiling items	14	–
Recognised liability for defined benefit obligations	**1,054**	997
Other long-term employee benefits	120	100
	1,174	1,097

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Plan assets comprise:

In millions of EUR	2011	2010
Equity securities	2,520	2,484
Government bonds	2,534	2,421
Properties and real estate	410	436
Other plan assets	396	305
	5,860	5,646

The primary goal of the HEINEKEN pension funds is to monitor the mix of debt and equity securities in its investment portfolio based on market expectations. Material investments within the portfolio are managed on an individual basis.

Liability for defined benefit obligations

HEINEKEN makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly the Netherlands and the UK (83 per cent of the total DBO). Other countries with a defined benefit plan are: Ireland, Greece, Austria, Italy, France, Spain, Mexico, Belgium, Switzerland, Portugal and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

In the UK the defined benefit scheme for employees (actives) was closed in 2011 and was replaced by a defined contribution scheme. The remaining defined benefit schemes in the UK are now closed for new entrants.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits, medical plans and jubilee benefits.

Movements in the present value of the defined benefit obligations

In millions of EUR	2011	2010
Defined benefit obligations as at 1 January	6,643	5,935
Changes in consolidation and reclassification	–	286
Effect of movements in exchange rates	75	131
Benefits paid	(307)	(298)
Employee contributions	24	19
Current service costs and interest on obligation	411	411
Past service costs	(5)	(9)
Effect of any curtailment or settlement	(35)	(15)
Actuarial (gains)/losses in other comprehensive income	94	183
Defined benefit obligations as at 31 December	**6,900**	6,643

28. Employee benefits continued

Movements in the present value of plan assets

In millions of EUR	2011	2010
Fair value of plan assets as at 1 January	5,646	4,858
Changes in consolidation and reclassification	–	115
Effect of movements in exchange rates	76	127
Contributions paid into the plan	145	226
Benefits paid	(307)	(298)
Expected return on plan assets	315	298
Actuarial gains/(losses) in other comprehensive income	(15)	320
Fair value of plan assets as at 31 December	**5,860**	5,646
Actual return on plan assets	**307**	618

Expense recognised in profit or loss

In millions of EUR	Note	2011	2010*
Current service costs		71	77
Interest on obligation		340	334
Expected return on plan assets		(315)	(298)
Past service costs		(5)	(9)
Effect of any curtailment or settlement		(35)	(15)
	10	**56**	89

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Actuarial gains and losses recognised in other comprehensive income

In millions of EUR	Note	2011	2010
Amount accumulated in retained earnings at 1 January		410	547
Recognised during the year		109	(137)
Amount accumulated in retained earnings at 31 December		**519**	410

Principal actuarial assumptions as at the balance sheet date

The defined benefit plans in the Netherlands and the UK cover 87.2 per cent of the present value of the plan assets (2010: 86.8 per cent), 82.8 per cent of the present value of the defined benefit obligations (2010: 81.7 per cent) and 57.8 per cent of the present value of net obligations (2010: 52.9 per cent) as at 31 December 2011. The table below presents the expected return on plan assets compared to the actual return on plan assets for our main defined benefit plans.

	The Netherlands		UK	
In millions of EUR	2011	2010	2011	2010
Expected return on plan assets	125	121	152	145
Actual return on plan assets	62	275	226	304
Variance	**(63)**	154	**74**	159

For the Netherlands and the UK the following actuarial assumptions apply as at 31 December:

	The Netherlands		UK	
	2011	2010	**2011***	2010
Discount rate as at 31 December	**4.6**	5.1	**4.7**	5.4
Expected return on plan assets as at 1 January	**5.5**	5.7	**6.2**	6.4
Future salary increases	**3**	3	**–**	4.6
Future pension increases	**1**	1.5	**3**	3
Medical cost trend rate	**–**	–	**–**	7

* The UK plan closed for future accruals leading to certain assumptions being equal to zero.

For the other defined benefit plans the following actuarial assumptions apply as per 31 December:

	Other Western, Central and Eastern Europe		The Americas		Africa and the Middle East	
	2011	2010	**2011**	2010	**2011**	2010
Discount rate as at 31 December	**2.9–4.8**	2.4–5.8	**7.6–10.7**	7–7.6	**13**	7–10
Expected return on plan assets as at 1 January	**3.3–7.3**	2.9–7.3	**7.6**	6.5–8.2	**–**	–
Future salary increases	**1–10**	1–10	**3.8**	3.8–5.5	**12**	5–10
Future pension increases	**1–2.1**	1–2.1	**2.9**	2.8–3	**–**	–
Medical cost trend rate	**3.5**	3.5–4.5	**5.1**	5.1	**–**	–

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands the rates are obtained from the 'AG-Prognosetafel 2010-2060', fully generational. Correction factors from TowersWatson are applied on these. For the UK the rates are obtained from the Continious Mortality Investigation 2011 projection model.

The overall expected long-term rate of return on assets is 5.5 per cent (2010: 6 per cent), which is based on the asset mix and the expected rate of return on each major asset class, as managed by the pension funds.

Assumed healthcare cost trend rates have no effect on the amounts recognised in profit or loss. A one percentage point change in assumed healthcare cost trend rates would not have any effect on profit or loss neither on the statement of financial position as at 31 December 2011.

Based on the most recent triannual review finalised in early 2010, HEINEKEN has agreed a 12-year plan aiming to fund the recovery of the Scottish & Newcastle pension fund through additional Company contributions. These could total GBP504 million of which GBP35 million has been paid to December 2011. As at 31 December 2011 the IAS 19 present value of the net obligations of the Scottish & Newcastle pension fund represents a GBP465 million (EUR557 million) deficit. No additional liability has to be recognised as the net present value of the minimum funding requirement does not exceed the net obligation. The start of the next review of the funding position and the recovery plan will take place no later than around year-end 2012 and is not expected to be finalised beginning 2013.

The Group expects the 2012 contributions to be paid for the defined benefit plan to be in line with 2011.

Historical information

In millions of EUR	2011	2010	2009	2008	2007
Present value of the defined benefit obligation	**6,900**	6,643	5,936	4,963	2,858
Fair value of plan assets	**(5,860)**	(5,646)	(4,858)	(4,231)	(2,535)
Deficit in the plan	**1,040**	997	1,078	732	323
Experience adjustments arising on plan liabilities, losses/(gains)	**(30)**	(24)	(116)	71	(4)
Experience adjustments arising on plan assets, (losses)/gains	**(15)**	320	313	(817)	16

29. Share-based payments – Long-Term Variable Award

As from 1 January 2005 HEINEKEN established a performance-based share plan (Long-Term Variable award; LTV) for the Executive Board. As from 1 January 2006 a similar plan was established for senior management. Under this LTV share rights are awarded to incumbents on an annual basis. The vesting of these rights is subject to the performance of Heineken N.V. on specific performance conditions over a three year period.

The LTV 2009 – 2011 performance condition for the Executive Board is Relative Total Shareholder Return (RTSR) or TSR performance in comparison with the TSR performance of a selected peer group. The LTV 2009-2011 performance conditions for senior management are RTSR (25 per cent) and internal financial measures (75 per cent).

The performance conditions for LTV 2010-2012 and LTV 2011-2013 are the same for the Executive Board and senior management and comprise solely of internal financial measures, being Organic Gross Profit beia growth, Organic EBIT beia growth, Earnings Per Share (EPS) beia growth and Free Operating Cash Flow.

At target performance, 100 per cent of the awarded shares vest. At threshold performance, 50 per cent of the awarded shares vest. At maximum performance 200 per cent of the awarded shares vest for the Executive Board as well as senior managers contracted by the US and 175 per cent vest for all other senior managers.

The performance period for share rights granted in 2009 was from 1 January 2009 to 31 December 2011. The performance period for share rights granted in 2010 is from 1 January 2010 to 31 December 2012. The performance period for the share rights granted in 2011 is from 1 January 2011 to 31 December 2013. The vesting date for the Executive Board is within five business days, and for senior management the latest of 1 April and 20 business days, after the publication of the annual results of 2011, 2012 and 2013 respectively.

As HEINEKEN will withhold the tax related to vesting on behalf of the individual employees, the number of Heineken N.V. shares to be received by the Executive Board and senior management will be a net number.

The terms and conditions of the share rights granted are as follows:

Grant date/employees entitled	Number*	Based on share price	Vesting conditions	Contractual life of rights
Share rights granted to Executive Board in 2009	53,083	21.90	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2009	562,862	21.90	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
Share rights granted to Executive Board in 2010	55,229	33.27	Continued service, 100% internal performance conditions	3 years
Share rights granted to senior management in 2010	516,765	33.27	Continued service, 100% internal performance conditions	3 years
Share rights granted to Executive Board in 2011	**65,072**	**36.69**	**Continued service, 100% internal performance conditions**	**3 years**
Share rights granted to senior management in 2011	**730,090**	**36.69**	**Continued service, 100% internal performance conditions**	**3 years**

* The number of shares is based on target performance.

Based on RTSR and internal performance, it is expected that approximately 593,428 shares will vest in 2012 for senior management.

The number -as corrected for the expected performance for the various awards- and weighted average share price per share under the LTV of senior management are as follows:

	Weighted average share price 2011	Number of share rights 2011	Weighted average share price 2010	Number of share rights 2010*
Outstanding as at 1 January	30.11	1,575,880	30.35	1,481,269
Granted during the year	36.69	795,162	33.27	571,994
Forfeited during the year	31.73	(119,856)	30.89	(94,817)
Vested during the year	44.22	(234,485)	36.03	(253,377)
Performance adjustment	–	(470,187)	–	(129,189)
Outstanding as at 31 December	**29.14**	**1,546,514**	30.11	1,575,880

* The 2010 figures are restated to reflect the performance adjustment in number of shares.

No vesting occurred under the 2008 – 2010 LTV of the Executive Board. A total of 234,485 (gross) shares vested under the 2008 – 2010 LTV of senior management.

Additionally, under extraordinary share plans 52,746 shares were granted and 17,864 (gross) shares vested. These extraordinary grants only have a service condition and vest between 1 and 5 years. The expenses relating to these expected additional grants are recognised in profit or loss during the vesting period. Expenses recognised in 2011 are EUR0.4 million (2010: EUR0.5 million).

The fair value of services received in return for share rights granted is based on the fair value of shares granted, measured using the Monte Carlo model (applicable for the LTV 2009 – 2011 LTV plan), with following inputs:

In EUR	Executive Board 2009	Senior management 2009
Fair value at grant date	512,359	8,478,659
Expected volatility	22.8%	22.8%
Expected dividends	2.1%	2.1%

Personnel expenses

In millions of EUR	Note	2011	2010
Share rights granted in 2008		–	3
Share rights granted in 2009		5	5
Share rights granted in 2010		1	7
Share rights granted in 2011		5	–
Total expense recognised as personnel expenses	10	**11**	15

30. Provisions

In millions of EUR	Note	Restructuring	Onerous contracts	Other	Total
Balance as at 1 January 2011		112	55	431	598
Changes in consolidation	6	–	–	15	15
Provisions made during the year		108	8	53	169
Provisions used during the year		(61)	(20)	(42)	(123)
Provisions reversed during the year		(10)	(3)	(61)	(74)
Effect of movements in exchange rates		–	–	(13)	(13)
Unwinding of discounts		2	2	13	17
Balance as at 31 December 2011		**151**	**42**	**396**	**589**
Non-current		84	30	335	449
Current		67	12	61	140
		151	**42**	**396**	**589**

Restructuring

The provision for restructuring of EUR151 million mainly relates to restructuring programmes in Spain, the Netherlands and the UK.

Other provisions

Included are, amongst others, surety and guarantees provided EUR27 million (2010: EUR56 million) and litigation and claims EUR207 million (2010: EUR230 million).

31. Trade and other payables

In millions of EUR	Note	2011	2010
Trade payables		2,009	1,660
Returnable packaging deposits		490	434
Taxation and social security contributions		665	652
Dividend		33	53
Interest		100	97
Derivatives		164	66
Share purchase mandate		–	96
Other payables		243	298
Accruals and deferred income		920	909
	32	**4,624**	4,265

32. Financial risk management and financial instruments

Overview

HEINEKEN has exposure to the following risks from its use of financial instruments, as they arise in the normal course of HEINEKEN's business:

- Credit risk
- Liquidity risk
- Market risk.

This note presents information about HEINEKEN's exposure to each of the above risks, and it summarises HEINEKEN's policies and processes that are in place for measuring and managing risk, including those related to capital management. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Executive Board, under the supervision of the Supervisory Board, has overall responsibility and sets rules for HEINEKEN's risk management and control systems. They are reviewed regularly to reflect changes in market conditions and the Group's activities. The Executive Board oversees the adequacy and functioning of the entire system of risk management and internal control, assisted by Group departments.

The Global Treasury function focuses primarily on the management of financial risk and financial resources. Some of the risk management strategies include the use of derivatives, primarily in the form of spot and forward exchange contracts and interest rate swaps, but options can be used as well. It is the Group policy that no speculative transactions are entered into.

Credit risk

Credit risk is the risk of financial loss to HEINEKEN if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from HEINEKEN's receivables from customers and investment securities.

The economic crisis has impacted our regular business activities and performance, in particular in consumer spending and solvency. However, the business impact differed across the regions and operations. Local management has assessed the risk exposure following Group instructions and is taking action to mitigate the higher than usual risks. Intensified and continuous focus is being given in the areas of customers (managing trade receivables and loans) and suppliers (financial position of critical suppliers).

As at the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument, including derivative financial instruments, in the consolidated statement of financial position.

Loans to customers

HEINEKEN's exposure to credit risk is mainly influenced by the individual characteristics of each customer. HEINEKEN's held-to-maturity investments includes loans to customers, issued based on a loan contract. Loans to customers are ideally secured by, amongst others, rights on property or intangible assets, such as the right to take possession of the premises of the customer. Interest rates calculated by HEINEKEN are at least based on the risk-free rate plus a margin, which takes into account the risk profile of the customer and value of security given.

HEINEKEN establishes an allowance for impairment of loans that represents its estimate of incurred losses. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar customers in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics.

In a few countries the issue of new loans is outsourced to third parties. In most cases, HEINEKEN issues sureties (guarantees) to the third party for the risk of default by the customer.

32. Financial risk management and financial instruments continued

Trade and other receivables

HEINEKEN's local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under the credit policies all customers requiring credit over a certain amount are reviewed and new customers are analysed individually for creditworthiness before HEINEKEN's standard payment and delivery terms and conditions are offered. HEINEKEN's review includes external ratings, where available, and in some cases bank references. Purchase limits are established for each customer and these limits are reviewed regularly. As a result of the deteriorating economic circumstances since 2008, certain purchase limits have been redefined. Customers that fail to meet HEINEKEN's benchmark creditworthiness may transact with HEINEKEN only on a prepayment basis.

In monitoring customer credit risk, customers are, on a country base, grouped according to their credit characteristics, including whether they are an individual or legal entity, which type of distribution channel they represent, geographic location, industry, ageing profile, maturity and existence of previous financial difficulties. Customers that are graded as 'high risk' are placed on a restricted customer list, and future sales are made on a prepayment basis only with approval of Management.

HEINEKEN has multiple distribution models to deliver goods to end customers. Deliveries are done in some countries via own wholesalers, in other markets directly and in some others via third parties. As such distribution models are country specific and on consolidated level diverse, as such the results and the balance sheet items cannot be split between types of customers on a consolidated basis. The various distribution models are also not centrally managed or monitored.

HEINEKEN establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The components of this allowance are a specific loss component and a collective loss component.

Advances to customers

Advances to customers relate to an upfront cash-discount to customers. The advances are amortised over the term of the contract as a reduction of revenue.

In monitoring customer credit risk, refer to the paragraph above relating to trade and other receivables.

Investments

HEINEKEN limits its exposure to credit risk by only investing available cash balances in liquid securities and only with counterparties that have a credit rating of at least single A or equivalent for short-term transactions and AA- for long-term transactions. HEINEKEN actively monitors these credit ratings.

Guarantees

HEINEKEN's policy is to avoid issuing guarantees where possible unless this leads to substantial benefits for the Group. In cases where HEINEKEN does provide guarantees, such as to banks for loans (to third parties), HEINEKEN aims to receive security from the third party.

Heineken N.V. has issued a joint and several liability statement to the provisions of Section 403, Part 9, Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

In millions of EUR	Note	2011	2010
Loans and advances to customers	17	384	455
Indemnification receivable	17	156	145
Other long-term receivables	17	178	174
Held-to-maturity investments	17	5	4
Available-for-sale investments	17	264	190
Non-current derivatives	17	142	135
Investments held for trading	17	14	17
Trade and other receivables, excluding current derivatives	20	2,223	2,263
Current derivatives	20	37	10
Cash and cash equivalents	21	813	610
		4,216	4,003

The maximum exposure to credit risk for trade and other receivables (excluding derivatives) at the reporting date by geographic region was:

In millions of EUR	2011	2010
Western Europe	1,038	997
Central and Eastern Europe	448	458
The Americas	405	497
Africa and the Middle East	166	151
Asia Pacific	19	19
Head Office/eliminations	147	141
	2,223	2,263

Impairment losses

The ageing of trade and other receivables (excluding derivatives) at the reporting date was:

In millions of EUR	**Gross 2011**	**Impairment 2011**	Gross 2010	Impairment 2010
Not past due	1,909	(67)	1,894	(49)
Past due 0 – 30 days	233	(17)	250	(21)
Past due 31 – 120 days	210	(83)	271	(106)
More than 120 days	349	(311)	294	(270)
	2,701	**(478)**	2,709	(446)

32. Financial risk management and financial instruments continued

The movement in the allowance for impairment in respect of trade and other receivables (excluding derivatives) during the year was as follows:

In millions of EUR	2011	2010
Balance as at 1 January	446	378
Impairment loss recognised	104	168
Allowance used	(17)	(52)
Allowance released	(47)	(53)
Effect of movements in exchange rates	(8)	5
Balance as at 31 December	**478**	446

The movement in the allowance for impairment in respect of loans during the year was as follows:

In millions of EUR	2011	2010
Balance as at 1 January	171	165
Changes in consolidation	–	(8)
Impairment loss recognised	10	37
Allowance used	(3)	(23)
Allowance released	(9)	(2)
Effect of movements in exchange rates	1	2
Balance as at 31 December	**170**	171

Impairment losses recognised for trade and other receivables (excluding derivatives) and loans are part of the other non-cash items in the consolidated statement of cash flows.

The income statement impact of EUR1 million (2010: EUR35 million) in respect of loans and the income statement impact of EUR57 million (2010: EUR115 million) in respect of trade receivables (excluding derivatives) were included in expenses for raw materials, consumables and services.

The allowance accounts in respect of trade and other receivables and held-to-maturity investments are used to record impairment losses, unless HEINEKEN is satisfied that no recovery of the amount owing is possible, at that point the amount considered irrecoverable is written off against the financial asset.

Liquidity risk

Liquidity risk is the risk that HEINEKEN will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. HEINEKEN's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to HEINEKEN's reputation.

Recent times have proven the credit markets situation could be such that it is difficult to generate capital to finance long-term growth of the Company. Although currently the situation is more stable, the Company has a clear focus on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. Financing strategies are under continuous evaluation. In addition, the Company focuses on a further fine-tuning of the maturity profile of its long-term debts with its forecasted operating cash flows. Strong cost and cash management and controls over investment proposals are in place to ensure effective and efficient allocation of financial resources.

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments and excluding the impact of netting agreements:

In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
						2011
Financial liabilities						
Interest-bearing liabilities	9,183	(10,287)	(1,543)	(2,864)	(4,794)	(1,086)
Non-interest-bearing liabilities	27	(20)	7	(16)	(5)	(6)
Trade and other payables, excluding interest, dividends and derivatives	4,327	(4,327)	(4,327)	–	–	–
Derivative financial (assets) and liabilities						
Interest rate swaps used for hedge accounting, net	(12)	9	(42)	26	(42)	67
Forward exchange contracts used for hedge accounting, net	46	(43)	(35)	(8)	–	–
Commodity derivatives used for hedge accounting, net	26	(26)	(22)	(4)	–	–
Derivatives not used for hedge accounting, net	102	(97)	(86)	(10)	(1)	–
	13,699	**(14,791)**	**(6,048)**	**(2,876)**	**(4,842)**	**(1,025)**

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (note 20) and trade and other payables (note 31) and non-current non-interest bearing liabilities (note 25).

In millions of EUR	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
						2010
Financial liabilities						
Interest-bearing liabilities	8,726	(10,073)	(1,316)	(830)	(6,087)	(1,840)
Non-interest-bearing liabilities	55	(58)	(38)	(7)	(11)	(2)
Trade and other payables, excluding interest, dividends and derivatives	4,049	(4,073)	(4,073)	–	–	–
Derivative financial (assets) and liabilities						
Interest rate swaps used for hedge accounting, net	123	(87)	(25)	(31)	(78)	47
Forward exchange contracts used for hedge accounting, net	7	(16)	(20)	4	–	–
Commodity derivatives used for hedge accounting, net	7	(7)	(8)	3	(2)	–
Derivatives not used for hedge accounting, net	75	(121)	(77)	(15)	(29)	–
	13,042	(14,435)	(5,557)	(876)	(6,207)	(1,795)

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (note 20), other investments (note 17), trade and other payables (note 31) and non-current non-interest-bearing liabilities (note 25).

32. Financial risk management and financial instruments continued

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, commodity prices and equity prices will affect HEINEKEN's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, whilst optimising the return on risk.

HEINEKEN uses derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. Generally, HEINEKEN seeks to apply hedge accounting or make use of natural hedges in order to minimise the effects of foreign currency fluctuations in profit or loss.

Derivatives that can be used are interest rate swaps, forward rate agreements, caps and floors, commodity swaps, spot and forward exchange contracts and options. Transactions are entered into with a limited number of counterparties with strong credit ratings. Foreign currency, interest rate and commodity hedging operations are governed by internal policies and rules approved and monitored by the Executive Board.

Foreign currency risk

HEINEKEN is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of HEINEKEN entities. The main currencies that give rise to this risk are the US dollar, euro and British pound.

In managing foreign currency risk, HEINEKEN aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in foreign exchange rates would have an impact on profit.

HEINEKEN hedges up to 90 per cent of its mainly intra-HEINEKEN US dollar cash flows on the basis of rolling cash flow forecasts in respect to forecasted sales and purchases. Cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. HEINEKEN mainly uses forward exchange contracts to hedge its foreign currency risk. The majority of the forward exchange contracts have maturities of less than one year after the balance sheet date.

The Company has a clear policy on hedging transactional exchange risks, which postpones the impact on financial results. Translation exchange risks are hedged to a limited extent, as the underlying currency positions are generally considered to be long-term in nature. The result of the net investment hedging is recognised in the translation reserve as can be seen in the consolidated statement of comprehensive income.

It is HEINEKEN's policy to provide intra-HEINEKEN financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on subsidiary level. The resulting exposure at Group level is hedged by means of forward exchange contracts. Intra-HEINEKEN financing in foreign currencies is mainly in British pounds, US dollars, Swiss franc and Polish zloty. In some cases HEINEKEN elects to treat intra-HEINEKEN financing with a permanent character as equity and does not hedge the foreign currency exposure.

The principal amounts of HEINEKEN's British pound, Polish zloty, Mexican peso and Egyptian pound bank loans and bond issues are used to hedge local operations, which generate cash flows that have the same respective functional currencies. Corresponding interest on these borrowings is also denominated in currencies that match the cash flows generated by the underlying operations of HEINEKEN. This provides an economic hedge without derivatives being entered into.

In respect of other monetary assets and liabilities denominated in currencies other than the functional currencies of the Company and the various foreign operations, HEINEKEN ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to foreign currency risk

HEINEKEN's transactional exposure to the British pound, US dollar and euro was as follows based on notional amounts. The euro column relates to transactional exposure to the euro within subsidiaries which are reporting in other currencies.

			2011			2010
In millions	EUR	GBP	USD	EUR	GBP	USD
Financial Assets						
Trade and other receivables	14	1	12	11	–	6
Cash and cash equivalents	52	60	21	40	–	6
Intragroup assets	4	455	1,384	–	355	1,203
Financial Liabilities						
Interest bearing borrowings	(50)	(1,050)	(3,082)	(54)	(746)	(2,217)
Non-interest-bearing liabilities	–	–	(75)	–	–	–
Trade and other payables	(61)	–	(34)	(46)	–	(2)
Intragroup liabilities	(314)	–	(502)	(259)	–	(490)
Gross balance sheet exposure	**(355)**	**(534)**	**(2,276)**	(308)	(391)	(1,494)
Estimated forecast sales next year	119	16	1,041	129	1	947
Estimated forecast purchases next year	(442)	–	(723)	(463)	(1)	(539)
Gross exposure	**(678)**	**(518)**	**(1,958)**	(642)	(391)	(1,086)
Net notional amount forward exchange contracts	(851)	535	1,161	(915)	396	1,448
Net exposure	**(1,529)**	**17**	**(797)**	(1,557)	5	362
Sensitivity analysis						
Equity	15	–	14	(5)	–	38
Profit or loss	–	–	–	–	(1)	–

Included in the US dollar amounts are intra-HEINEKEN cash flows. Within the net notional amount forward exchange contracts, the cross-currency interest rate swaps of Heineken UK forms the largest component.

Sensitivity analysis

A 10 per cent strengthening of the euro against the British pound and US dollar or in case of the euro a strengthening of the euro against all other currencies as at 31 December would have increased (decreased) equity and profit by the amounts shown above. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2010.

A 10 per cent weakening of the euro against the British pound and US dollar or in case of the euro a weakening of the euro against all other currencies as at 31 December would have had the equal but opposite effect on the basis that all other variables remain constant.

Interest rate risk

In managing interest rate risk, HEINEKEN aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in interest rates would have an impact on profit.

HEINEKEN opts for a mix of fixed and variable interest rates in its financing operations, combined with the use of interest rate instruments. Currently HEINEKEN's interest rate position is more weighted towards fixed rather than floating. Interest rate instruments that can be used are interest rate swaps, forward rate agreements, caps and floors.

Swap maturity follows the maturity of the related loans and borrowings and have swap rates for the fixed leg ranging from 1.0 to 8.1 per cent (2010: from 2.0 to 8.8 per cent).

32. Financial risk management and financial instruments continued

Interest rate risk – Profile

At the reporting date the interest rate profile of HEINEKEN's interest-bearing financial instruments was as follows:

In millions of EUR	2011	2010
Fixed rate instruments		
Financial assets	95	84
Financial liabilities	(5,253)	(5,275)
Interest rate swaps floating to fixed	(1,051)	(456)
	(6,209)	(5,647)
Variable rate instruments		
Financial assets	431	633
Financial liabilities	(3,177)	(2,786)
Interest rate swaps fixed to floating	1,051	456
	(1,695)	(1,697)

Fair value sensitivity analysis for fixed rate instruments

During 2011, HEINEKEN opted to apply fair value hedge accounting on certain fixed rate financial liabilities. The fair value movements on these instruments are recognised in profit or loss. The change in fair value on these instruments was EUR(30) million in 2011 (2010: EUR(67) million), which was offset by the change in fair value of the hedge accounting instruments, which was EUR39 million (2010: EUR70 million).

A change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below (after tax).

	Profit or loss		Equity	
In millions of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2011				
Instruments designated at fair value	29	(29)	29	(29)
Interest rate swaps	(20)	21	(2)	2
Fair value sensitivity (net)	**9**	**(8)**	**27**	**(27)**
31 December 2010				
Instruments designated at fair value	39	(40)	40	(40)
Interest rate swaps	(25)	27	(4)	5
Fair value sensitivity (net)	14	(13)	36	(35)

As part of the acquisition of Scottish & Newcastle in 2008, HEINEKEN took over a specific portfolio of euro floating-to-fixed interest rate swaps of which currently EUR690 million is still outstanding. Although interest rate risk is hedged economically, it is not possible to apply hedge accounting on this portfolio. A movement in interest rates will therefore lead to a fair value movement in the profit or loss under the other net financing income/(expenses). Any related non-cash income or expenses in our profit or loss are expected to reverse over time.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant and excludes any possible change in fair value of derivatives at period-end because of a change in interest rates. The analysis is performed on the same basis for 2010.

	Profit or loss		Equity	
In millions of EUR	100 bp increase	100 bp decrease	100 bp increase	100 bp Decrease
31 December 2011				
Variable rate instruments	(20)	20	(20)	20
Net interest rate swaps fixed to floating	8	(8)	8	(8)
Cash flow sensitivity (net)	**(12)**	**12**	**(12)**	**12**
31 December 2010				
Variable rate instruments	(16)	16	(16)	16
Net interest rate swaps fixed to floating	3	(3)	3	(3)
Cash flow sensitivity (net)	(13)	13	(13)	13

Commodity price risk

Commodity price risk is the risk that changes in commodity prices will affect HEINEKEN's income. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters, whilst optimising the return on risk. The main commodity exposure relates to the purchase of cans, glass bottles, malt and utilities. Commodity price risk is in principle addressed by negotiating fixed prices in supplier contracts with various contract durations. So far, commodity hedging with financial counterparties by the Company is limited to the incidental sale of surplus CO_2 emission rights and to aluminium hedging and, to a limited extent, gas hedging, which is done in accordance with risk policies. HEINEKEN does not enter into commodity contracts other than to meet HEINEKEN's expected usage and sale requirements. As at 31 December 2011, the market value of aluminium swaps was EUR(22) million (2010: EUR12 million).

Cash flow hedges

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges, are expected to occur.

						2011
In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Interest rate swaps:						
Assets	170	1,904	120	107	726	951
Liabilities	(48)	(1,786)	(136)	(108)	(658)	(884)
Forward exchange contracts:						
Assets	15	1,078	871	207	–	–
Liabilities	(49)	(1,111)	(896)	(215)	–	–
Commodity derivatives:						
Assets	11	11	11	–	–	–
Liabilities	(36)	(36)	(32)	(4)	–	–
	63	**60**	**(62)**	**(13)**	**68**	**67**

The periods in which the cash flows associated with forward exchange contracts that are cash flow hedges are expected to impact profit or loss is on average two months earlier than the occurrence of the cash flows as in the above table.

32. Financial risk management and financial instruments continued

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
						2010
Interest rate swaps:						
Assets	89	1,902	95	90	715	1,002
Liabilities	(105)	(1,921)	(158)	(118)	(690)	(955)
Forward exchange contracts:						
Assets	10	1,093	805	288	–	–
Liabilities	(18)	(1,117)	(833)	(284)	–	–
Commodity derivatives:						
Assets	26	27	8	18	1	–
Liabilities	(33)	(33)	(15)	(15)	(3)	–
	(31)	(49)	(98)	(21)	23	47

Fair value hedges/net investment hedges

The following table indicates the periods in which the cash flows associated with derivatives that are fair value hedges or net investment hedges are expected to occur.

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
						2011
Interest rate swaps:						
Assets	**27**	**967**	**171**	**49**	**747**	**–**
Liabilities	**(136)**	**(1,059)**	**(180)**	**(22)**	**(857)**	**–**
Forward exchange contracts:						
Assets	**–**	**177**	**177**	**–**	**–**	**–**
Liabilities	**(12)**	**(187)**	**(187)**	**–**	**–**	**–**
	(121)	**(102)**	**(19)**	**27**	**(110)**	**–**

In millions of EUR	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
						2010
Interest rate swaps:						
Assets	32	1,009	64	176	769	–
Liabilities	(139)	(1,077)	(26)	(179)	(872)	–
Forward exchange contracts:						
Assets	1	317	317	–	–	–
Liabilities	–	(309)	(309)	–	–	–
	(106)	(60)	46	(3)	(103)	–

Capital management

There were no major changes in HEINEKEN's approach to capital management during the year. The Executive Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of business and acquisitions. Capital is herein defined as equity attributable to equity holders of the Company (total equity minus non-controlling interests).

HEINEKEN is not subject to externally imposed capital requirements other than the legal reserves explained in note 22. Shares are purchased to meet the requirements under the Long-Term Incentive Plan as further explained in note 29.

Fair values

The fair values of financial assets and liabilities that differ from the carrying amounts shown in the statement of financial position are as follows:

In millions of EUR	Carrying amount 2011	Fair value 2011	Carrying amount 2010	Fair value 2010
Bank loans	(3,986)	(4,017)	(3,665)	(3,734)
Unsecured bond issues	(2,493)	(2,727)	(2,482)	(2,739)
Finance lease liabilities	(39)	(39)	(95)	(95)
Other interest-bearing liabilities	(2,009)	(2,039)	(1,927)	(2,260)

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

Fair value hierarchy

IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)
- Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

In millions of EUR	Level 1	Level 2	Level 3
31 December 2011			
Available-for-sale investments	81	–	183
Non-current derivative assets	–	142	–
Current derivative assets	–	37	–
Investments held for trading	14	–	–
	95	179	183
Non-current derivative liabilities	–	177	–
Current derivative liabilities	–	164	–
	–	341	–

32. Financial risk management and financial instruments continued

31 December 2010	Level 1	Level 2	Level 3
Available-for-sale investments	70	–	120
Non-current derivative assets	–	135	–
Current derivative assets	–	10	–
Investments held for trading	17	–	–
	87	145	120
Non-current derivative liabilities	–	291	–
Current derivative liabilities	–	66	–
	–	357	–

In millions of EUR	2011	2010
Available-for-sale investments based on Level 3		
Balance as at 1 January	120	162
Fair value adjustments recognised in other comprehensive income	61	(8)
Disposals	–	(26)
Transfers	2	(8)
Balance as at 31 December	**183**	120

33. Off-balance sheet commitments

In millions of EUR	Total 2011	Less than 1 year	1-5 years	More than 5 years	Total 2010
Lease & operational lease commitments	503	124	258	121	433
Property, plant & equipment ordered	50	45	2	3	49
Raw materials purchase contracts	3,843	1,413	2,134	296	4,503
Other off-balance sheet obligations	2,589	509	1,277	803	1,943
Off-balance sheet obligations	**6,985**	2,091	3,671	1,223	6,928
Undrawn committed bank facilities	**1,274**	233	1,041	–	2,188

HEINEKEN leases buildings, cars and equipment in the ordinary course of business.

Raw material contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas. These contracts mainly relate to malt, bottles and cans.

During the year ended 31 December 2011 EUR241 million (2010: EUR224 million) was recognised as an expense in profit or loss in respect of operating leases and rent.

Other off-balance sheet obligations mainly include distribution, rental, service and sponsorship contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank's requirement to reserve capital. For the details of these committed bank facilities see note 25. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

34. Contingencies

Netherlands

HEINEKEN is involved in an antitrust case initiated by the European Commission for particular violations of the European Union competition law. By decision of 18 April 2007 the European Commission concluded that HEINEKEN and other brewers operating in the Netherlands, restricted competition in the Dutch market during the period 1996 – 1999. This decision follows an investigation by the European Commission that commenced in March 2000. HEINEKEN fully cooperated with the authorities in this investigation. As a result of its decision, the European Commission imposed a fine on HEINEKEN of EUR219 million in April 2007.

On 4 July 2007 HEINEKEN filed an appeal with the European Court of First Instance against the decision of the European Commission as HEINEKEN disagrees with the findings of the European Commission. Pending appeal, HEINEKEN was obliged to pay the fine to the European Commission. This fine was paid in 2007 and was treated as an expense in the 2007 Annual Report.

In its judgment of 16 June 2011 the European Court of First Instance largely upheld the decision of the European Commission. However, the original fine was reduced by EUR21 million. On 26 August 2011 HEINEKEN appealed with the European Court of Justice against the judgment of the European Court of First Instance. A final decision is expected in 2013.

Brazil

As part of the acquisition of the beer operations of FEMSA, HEINEKEN also inherited existing legal proceedings with labour unions, tax authorities and other parties of its, now wholly-owned, subsidiary Cervejarias Kaiser (Heineken Brazil). The proceedings have arisen in the ordinary course of business and are common to the current economic and legal environment of Brazil. The proceedings have partly been provided for, see note 30. The contingent amount being claimed against Heineken Brazil resulting from such proceedings as at 31 December 2011 is EUR848 million. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against Heineken Brazil. However, HEINEKEN believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations. HEINEKEN does not expect any significant liability to arise from these contingencies. A significant part of the aforementioned contingencies (EUR364 million) are tax related and qualify for indemnification by FEMSA, see note 17.

As is customary in Brazil, Heineken Brazil has been requested by the tax authorities to collateralise tax contingencies currently in litigation amounting to EUR280 million by either pledging fixed assets or entering into available lines of credit which cover such contingencies.

Guarantees

In millions of EUR	Total 2011	Less than 1 year	1-5 years	More than 5 years	Total 2010
Guarantees to banks for loans (to third parties)	339	208	91	40	384
Other guarantees	372	128	7	237	271
Guarantees	**711**	336	98	277	655

Guarantees to banks for loans relate to loans to customers, which are given by external parties in the ordinary course of business of HEINEKEN. HEINEKEN provides guarantees to the banks to cover the risk related to these loans.

35. Related parties

Identification of related parties

HEINEKEN has a related party relationship with its associates and joint ventures (refer note 16), HEINEKEN Holding N.V., Heineken pension funds (refer note 28), Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), employees (refer note 25) and with its key management personnel (Executive Board and the Supervisory Board). For our shareholder structure reference is made to the section 'Shareholder Information'.

Key management remuneration

In millions of EUR	2011	2010**
Executive Board	7.5	6.4
Supervisory Board	0.9	0.5
Total	**8.4**	6.9

Executive Board

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Variable pay and a Long-Term Variable award. The Short-Term Variable pay is based on financial and operational measures and on individual leadership targets as set by the Supervisory Board. It will be subject to the approval of the General Meeting of Shareholders to be held on 19 April 2012. It is partly paid out in shares that are blocked over a period of five calendar years. After the 5 calendar years HEINEKEN will match the blocked shares 1:1 which we refer to as the matching share entitlement. For the Long-Term Variable award see note 29. The separate remuneration report is stated on page 60.

As at 31 December 2011, J.F.M.L. van Boxmeer held 25,369 Company shares and D.R. Hooft Graafland 14,818 (2010: J.F.M.L. van Boxmeer 9,244 and D.R. Hooft Graafland 6,544 shares). D.R. Hooft Graafland held 3,052 shares of Heineken Holding N.V. as at 31 December 2011 (2010: 3,052 shares).

Executive Board

	Fixed Salary		Short-Term Variable Pay		Matching Share Entitlement**		Long-Term Variable award*		Pension Plan		Total	
In thousands of EUR	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010**
J.F.M.L. van Boxmeer	**1,050**	950	**1,764**	1,306	**882**	653	**669**	595	**590**	464	**4,955**	3,968
D.R. Hooft Graafland	**650**	650	**780**	670	**390**	335	**355**	326	**399**	404	**2,574**	2,385
Total	**1,700**	1,600	**2,544**	1,976	**1,272**	988	**1,024**	921	**989**	868	**7,529**	6,353

* The remuneration reported as part of LTV is based on IFRS accounting policies and does not reflect the value of vested performance shares.

** Under agenda item 4c of the Annual General Meeting of Shareholders held on 21 April 2011 it was proposed to amend the short-term incentive for the Executive Board. A matching share entitlement was introduced already per pay-out over 2010. In our 2011 financial statement this has been reflected in the 2010 remuneration as the matching entitlement relates to the 2010 performance.

The matching share entitlement for 2010 is based on 2010 performance and was granted upon adoption of the remuneration policy by the Annual General Meeting of Shareholders. The matching share entitlement for 2011 is based on 2011 performance. The granted matching shares vest immediately and as such EUR2.3 million was recognised in the 2011 income statement, consisting of EUR1.0 million for 2010 and EUR1.3 million for 2011.

No vesting occurred under the 2008 – 2010 LTV of the Executive Board.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of EUR	2011	2010
C.J.A. van Lede	160	67
J.A. Fernández Carbajal**	85	35
M. Das	85	52
M.R. de Carvalho	135	53
J.M. Hessels	75	50
J.M. de Jong	80	53
A.M. Fentener van Vlissingen	80	50
M.E. Minnick	70	48
V.C.O.B.J. Navarre	75	48
J.G. Astaburuaga Sanjinés**	75	35
I.C. MacLaurin*	–	15
Total	**920**	**506**

* Stepped down as at 22 April 2010.
** Appointed as at 30 April 2010.

On the Annual General Meeting of Shareholders held on 21 April 2011 it was proposed, under agenda item 5, to increase the remuneration of our Supervisory Board. The fees initially established on 1 January 2006 were updated as per 1 January 2011 to reflect the increased size and global footprint of HEINEKEN and also to align to the market practice in Europe (excl. UK). In 2010 Mr. C.J.A. van Lede and Mr. M.R. de Carvalho both received EUR45 thousand from Heineken Holding N.V. for attending meetings of the board of Directors of Heineken Holding N.V. in their position of member of the Preparatory Committee. As of 2011 this fee is included in the fees as stated above and paid by Heineken N.V.

M.R. de Carvalho held 8 shares of Heineken N.V. as at 31 December 2011 (2010: 8 shares). As at 31 December 2011 and 2010, the Supervisory Board members did not hold any of the Company's bonds or option rights. C.J.A. van Lede held 2,656 and M.R. de Carvalho held 8 shares of Heineken Holding N.V. as at 31 December 2011 (2010: C.J.A. van Lede 2,656 and M.R. de Carvalho 8 shares).

Other related party transactions

	Transaction value		Balance outstanding as at 31 December	
In millions of EUR	2011	2010	2011	2010
Sale of products and services				
To associates and joint ventures	98	93	35	12
To FEMSA	572	298	77	78
	670	391	**112**	90
Raw materials, consumables and services				
Goods for resale – joint ventures	2	–	–	–
Other expenses – joint ventures	–	–	–	1
Other expenses FEMSA	128	54	13	–
	130	54	**13**	1

Heineken Holding N.V.

In 2011, an amount of EUR586,942 (2010: EUR7.4 million) was paid to Heineken Holding N.V. for management services for the Heineken Group, the decrease in comparison to 2010 was caused by the acquisition of FEMSA and related services performed by Heineken Holding N.V. in 2010.

This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its costs. Best practice provision III.6.4 of the Dutch Corporate Governance Code of 10 December 2008 has been observed in this regard.

35. Related parties continued

FEMSA

As consideration for HEINEKEN's acquisition of the beer operations of Fomento Economico Mexicano, S.A.B. de C.V. (FEMSA). FEMSA, became a major shareholder of Heineken N.V. Therefore, several existing contracts between FEMSA and former FEMSA-owned companies acquired by HEINEKEN have become related-party contracts. The total revenue amount related to these related-party relationships amounts to EUR572 million.

36. HEINEKEN entities

Control of HEINEKEN

The shares and options of the Company are traded on Euronext Amsterdam, where the Company is included in the main AEX index. Heineken Holding N.V. Amsterdam has an interest of 50.005 per cent in the issued capital of the Company. The financial statements of the Company are included in the consolidated financial statements of Heineken Holding N.V.

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code has been issued with respect to legal entities established in the Netherlands marked with a ▪ below.

Significant subsidiaries

		Ownership interest	
	Country of incorporation	2011	2010
▪ Heineken Nederlands Beheer B.V.	The Netherlands	100%	100%
▪ Heineken Brouwerijen B.V.	The Netherlands	100%	100%
▪ Heineken CEE Investments B.V.	The Netherlands	100%	100%
▪ Heineken Nederland B.V.	The Netherlands	100%	100%
▪ Heineken International B.V.	The Netherlands	100%	100%
▪ Heineken Supply Chain B.V.	The Netherlands	100%	100%
▪ Amstel Brouwerij B.V.	The Netherlands	100%	100%
▪ Amstel Internationaal B.V.	The Netherlands	100%	100%
▪ Vrumona B.V.	The Netherlands	100%	100%
▪ Invebra Holland B.V.	The Netherlands	100%	100%
▪ B.V. Beleggingsmaatschappij Limba	The Netherlands	100%	100%
▪ Brand Bierbrouwerij B.V.	The Netherlands	100%	100%
▪ Heineken CEE Holdings B.V.	The Netherlands	100%	100%
▪ Brasinvest B.V.	The Netherlands	100%	100%
▪ Heineken Beer Systems B.V.	The Netherlands	100%	100%
Central Europe Beverages B.V.	The Netherlands	72%	72%
Heineken France S.A.S.	France	100%	100%
Heineken UK Ltd.	United Kingdom	100%	100%
Sociedade Central de Cervejas et Bebidas S.A.	Portugal	98.7%	98.7%
Oy Hartwell Ab.	Finland	100%	100%
Heineken España S.A.	Spain	98.7%	98.7%
Heineken Italia S.p.A.	Italy	100%	100%
Athenian Brewery S.A.	Greece	98.8%	98.8%
Brau Union AG	Austria	100%	100%
Brau Union Österreich AG	Austria	100%	100%
Grupa Zywiec S.A.	Poland	61.9%	61.9%
Heineken Ireland Ltd.[1]	Ireland	100%	100%
Heineken Hungária Sorgyárak Zrt.	Hungary	100%	100%
Heineken Slovensko a.s.	Slovakia	100%	100%
Heineken Switzerland AG	Switzerland	100%	100%
Karlovacka Pivovara d.o.o.	Croatia	100%	100%
Mouterij Albert N.V.	Belgium	100%	100%
Ibecor S.A.	Belgium	100%	100%
N.V. Brouwerijen Alken-Maes Brasseries S.A.	Belgium	99.9%	99.9%
LLC Heineken Breweries	Russia	100%	100%
Heineken USA Inc.	United States	100%	100%

	Country of incorporation	Ownership interest 2011	2010
Heineken Ceská republika a.s.	Czech Republic	100%	100%
Heineken Romania S.A.	Romania	98.4%	98.6%
FCJSC Heineken Breweries	Belarus	100%	100%
OJSC, Rechitsapivo	Belarus	96.2%	95.4%
Commonwealth Brewery Ltd.	Bahamas	75%	100%
Windward & Leeward Brewery Ltd.	St Lucia	72.7%	72.7%
Cervecerias Baru-Panama S.A.	Panama	74.9%	74.9%
Nigerian Breweries Plc.	Nigeria	54.1%	54.1%
Al Ahram Beverages Company S.A.E.	Egypt	99.9%	99.9%
Brasserie Lorraine S.A.	Martinique	100%	100%
Surinaamse Brouwerij N.V.	Surinam	76.2%	76.2%
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100%	100%
Fabricas Monterrey, S.A. de C.V.	Mexico	100%	100%
Silices de Veracruz, S.A. de C.V.	Mexico	100%	100%
Cervejarias Kaiser Brazil S.A.	Brazil	100%	100%
Consolidated Breweries Ltd.	Nigeria	50.5%	50.5%
Brasserie Almaza S.A.L.	Lebanon	67.0%	67.0%
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	D.R. Congo	95.0%	95.0%
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Rwanda	75.0%	75.0%
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Burundi	59.3%	59.3%
Brasseries de Bourbon S.A.	Réunion	85.7%	85.7%
Sierra Leone Brewery Ltd.	Sierra Leone	83.1%	83.1%
Tango s.a.r.l.	Algeria	100%	100%
Société Nouvelle des Boissons Gazeuses S.A. ('SNBG')	Tunisia	74.5%	74.5%
Société Nouvelle de Brasserie S.A. 'Sonobra'	Tunisia	49.9%	49.9%

[1] In accordance with Article 17 of the Republic of Ireland Companies (Amendment) Act 1986, the Company issued an irrevocable guarantee for the year ended 31 December 2011 and 2010 regarding the liabilities of Heineken Ireland Ltd., Heineken Ireland Sales Ltd., West Cork Bottling Ltd., Western Beverages Ltd., Beamish and Crawford Ltd. and Nash Beverages Ltd as referred to in Article 5(l) of the Republic of Ireland Companies (Amendment) Act 1986.

37. Subsequent events

Acquisition of business in Haiti

On 14 December 2011 HEINEKEN announced its intention to increase its shareholding in Brasserie Nationale d'Haiti S.A. (Brana), the country's leading brewer from 22.5 per cent to 95 per cent. The transaction closed on 17 January 2012 and has been funded from existing resources.

Heineken N.V. Balance Sheet

Before appropriation of profit
As at 31 December

In millions of EUR	Note	2011	2010*
Fixed assets			
Financial fixed assets			
Investments in participating interests	38	16,233	15,846
Other investments		247	243
Deferred tax assets		28	12
Total financial fixed assets		**16,508**	16,101
Trade and other receivables		2	–
Cash and cash equivalents		–	–
Total current assets		2	–
Total assets		**16,510**	16,101

Shareholders' equity			
Issued capital		922	922
Share Premium		2,701	2,701
Translation reserve		(575)	(93)
Hedging reserve		(69)	(27)
Fair value reserve		159	90
Other legal reserves		1,026	899
Reserve for own shares		(43)	(55)
ASDI		–	666
Retained earnings		4,223	3,382
Net profit		1,430	1,447
Total shareholders' equity	39	**9,774**	9,932
Liabilities			
Loans and borrowings	40	6,553	5,942
Deferred tax liability		–	5
Total non-current liabilities		**6,553**	5,947
Bank overdrafts		50	–
Trade and other payables		110	211
Tax payable		23	11
Total current liabilities		**183**	222
Total liabilities		**6,736**	6,169
Total shareholders' equity and liabilities		**16,510**	16,101

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Heineken N.V. Income Statement

For the year ended 31 December

In millions of EUR	Note	2011	2010*
Share of profit of participating interests, after income tax		1,613	1,629
Other profit after income tax		(183)	(182)
Net profit	39	**1,430**	1,447

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e)

Notes to the Heineken N.V. Financial Statements

Reporting entity
The financial statements of Heineken N.V. (the 'Company') are included in the consolidated statements of Heineken N.V.

Basis of preparation
The Company financial statements have been prepared in accordance with the provisions of Part 9, Book 2, of the Dutch Civil Code. The Company uses the option of Article 362.8 of Part 9, Book 2, of the Dutch Civil Code to prepare the Company financial statements, using the same accounting policies as in the consolidated financial statements. Valuation is based on recognition and measurement requirements of accounting standards adopted by the EU (i.e., only IFRS that is adopted for use in the EU at the date of authorisation) as explained further in the notes to the consolidated financial statements.

Significant accounting policies
Financial fixed assets
Participating interests (subsidiaries, joint ventures and associates) are measured on the basis of the equity method.

Shareholders' equity
The translation reserve and other legal reserves were previously formed under and still recognised in accordance with the Dutch Civil Code.

Profit of participating interests
The share of profit of participating interests consists of the share of the Company in the results of these participating interests. Results on transactions, where the transfer of assets and liabilities between the Company and its participating interests and mutually between participating interests themselves, are not recognised.

38. Investments in participating interests

In millions of EUR	Participating interests	Loans to participating interest	Total
Balance as at 1 January 2010	5,129	6,216	11,345
Policy change	(397)	–	(397)
Restated balance as at 1 January 2010	4,732	6,216	10,948
Profit of participating interests	1,629	–	1,629
Dividend payments by participating interests	(307)	307	–
Effect of movements in exchange rates	350	–	350
Changes in hedging and fair value adjustments	(4)	–	(4)
Actuarial gains/(losses)	99	–	99
Acquisition of non-controlling interests without a change in control	(58)	–	(58)
Investments/(repayments)	3,885	(1,003)	2,882
Balance as at 31 December 2010	10,326	5,520	15,846
Balance as at 1 January 2011	10,326	5,520	15,846
Profit of participating interests	1,613	–	1,613
Dividend payments by participating interests	(216)	216	–
Effect of movements in exchange rates	(475)	–	(475)
Changes in hedging and fair value adjustments	13	–	13
Actuarial gains/(losses)	(93)	–	(93)
Acquisition of non-controlling interests without a change in control	12	–	12
Investments/(repayments)	76	(759)	(683)
Balance as at 31 December 2011	**11,256**	**4,977**	**16,233**

39. Shareholders' equity

In millions of EUR	Share capital	Share Premium	Translation reserve	Hedging reserve	Fair value reserve
Balance as at 1 January 2010	784	–	(451)	(124)	100
Policy change	–	–	–	–	–
Restated balance as at 1 January 2010	784	–	(451)	(124)	100
Other comprehensive income	–	–	358	97	(10)
Profit	–	–	–	–	–
Total comprehensive income	–	–	358	97	(10)
Transfer to retained earnings	–	–	–	–	–
Dividends to shareholders	–	–	–	–	–
Shares issued	138	2,701	–	–	–
Purchase/reissuance own shares	–	–	–	–	–
ASDI	–	–	–	–	–
Own shares granted	–	–	–	–	–
Share-based payments	–	–	–	–	–
Share purchase mandate	–	–	–	–	–
Acquisition of non-controlling interests without a change in control	–	–	–	–	–
Balance as at 31 December 2010	922	2,701	(93)	(27)	90
Balance as at 1 January 2011	922	2,701	(93)	(27)	90
Other comprehensive income	–	–	(482)	(42)	69
Profit	–	–	–	–	–
Total comprehensive income	**–**	**–**	**(482)**	**(42)**	**69**
Transfer to retained earnings	–	–	–	–	–
Dividends to shareholders	–	–	–	–	–
Shares issued	–	–	–	–	–
Purchase/reissuance own shares	–	–	–	–	–
ASDI	–	–	–	–	–
Own shares granted	–	–	–	–	–
Share-based payments	–	–	–	–	–
Share purchase mandate	–	–	–	–	–
Acquisition of non-controlling interests without a change in control	–	–	–	–	–
Disposal of interests without a change in control	–	–	–	–	–
Balance as at 31 December 2011	**922**	**2,701**	**(575)**	**(69)**	**159**

In millions of EUR	Other legal reserve	Reserve for own shares	ASDI	Retained earnings	Net profit	Share-holders' equity
Balance as at 1 January 2010	676	(42)	–	3,390	1,018	5,351
Policy change	–	–	–	(397)	–	(397)
Restated balance at 1 January 2010	676	(42)	–	2,993	1,018	4,954
Other comprehensive income	75	–	–	17	–	537
Profit	241	–	–	(241)	1,447	1,447
Total comprehensive income	316	–	–	(224)	1,447	1,984
Transfer to retained earnings	(93)	–	–	1,111	(1,018)	–
Dividends to shareholders	–	–	–	(351)	–	(351)
Shares issued	–	–	1,026	–	–	3,865
Purchase/reissuance own shares	–	(381)	–	–	–	(381)
ASDI	–	362	(360)	(2)	–	–
Own shares granted	–	6		(6)	–	–
Share-based payments	–	–	–	15	–	15
Share purchase mandate	–	–	–	(96)	–	(96)
Acquisition of non-controlling interests without a change in control	–	–	–	(58)	–	(58)
Balance as at 31 December 2010	899	(55)	666	3,382	1,447	9,932
Balance as at 1 January 2011	899	(55)	666	3,382	1,447	9,932
Other comprehensive income	–	–	–	(91)	–	(546)
Profit	253	–	–	(253)	1,430	1,430
Total comprehensive income	**253**	**–**	**–**	**(344)**	**1,430**	**884**
Transfer to retained earnings	(126)	–	–	1,573	(1,447)	–
Dividends to shareholders	–	–	–	(474)	–	(474)
Shares issued	–	–	–	–	–	–
Purchase/reissuance own shares	–	(687)	–	–	–	(687)
ASDI	–	694	(666)	(28)	–	–
Own shares granted	–	5	–	(5)	–	–
Share-based payments	–	–	–	11	–	11
Share purchase mandate	–	–	–	96	–	96
Disposal of interests without a change in control	–	–	–	33	–	33
Acquisition of non-controlling interests with a change in control	–	–	–	(21)	–	(21)
Balance as at 31 December 2011	**1,026**	**(43)**	**–**	**4,223**	**1,430**	**9,774**

For more details on reserves, please see note 22 of the consolidated financial statements.

For more details on LTV, please see note 29 of the consolidated financial statements.

40. Loans and borrowings

Non-current liabilities

In millions of EUR	Note	2011	2010
Unsecured bank loans		2,991	2,461
Unsecured bond issues		2,473	2,467
Other		1,048	938
Non-current interest-bearing liabilities		**6,512**	5,866
Non-current non-interest-bearing liabilities		–	–
Non-current derivatives		41	76
		6,553	5,942

Non-current liabilities

In millions of EUR	Unsecured bank loans	Unsecured bond issues	Other non-current interest-bearing liabilities	Non-current derivatives	Non-current non-interest bearing liabilities	Total
Balance as at 1 January 2011	2,461	2,467	938	76	–	5,942
Charge from/to equity i/r derivatives	–	–	–	(21)	–	(21)
Effects of movements of exchange rates	–	–	–	–	–	–
Proceeds	1,350	–	75	–	–	1,425
Repayments	(299)	–	–	–		(299)
Transfers	(541)	2	–	(14)	–	(553)
Other	20	4	35	–	–	59
Balance as at 31 December 2011	**2,991**	**2,473**	**1,048**	**41**	–	**6,553**

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

In millions of EUR	Category	Currency	Nominal interest rate %	Repayment	Carrying amount 2011	Face value 2011	Carrying amount 2010	Face value 2010
Unsecured bank loans	German Schuldschein notes	EUR	1.0 – 6.0	2012	102	102	102	102
Unsecured bank loans	German Schuldschein notes	EUR	1.0 – 6.0	2016	111	111	111	111
Unsecured bank loans	2008 Syndicated Bank Facility	EUR	0.4 – 1.7	2013	1,305	1,313	1,708	1,709
Unsecured bank loans	German Schuldschein notes	EUR	1.0 – 6.0	2016	207	207	207	207
Unsecured bank loans	2008 Syndicated Bank Facility	GBP	0.4 – 1.2	2013	287	287	336	340
Unsecured bank loans	2011 Syndicated Bank Facility	USD	0.8	2016	450	450	–	–
Unsecured bank loans	2011 Syndicated Bank Facility	GBP	0.8	2016	422	422	–	–
Unsecured bank loans	2011 Syndicated Bank Facility	EUR	0.8	2016	107	107	–	–
Unsecured bond	Issue under EMTN programme	GBP	7.3	2015	476	479	461	465
Unsecured bond	Eurobond on Luxembourg Stock Exchange	EUR	5.0	2013	599	600	599	600
Unsecured bond	Issue under EMTN programme	EUR	7.1	2014	1,000	1,000	1,009	1,000
Unsecured bond	Issue under EMTN programme	EUR	4.6	2016	398	400	397	400
Other interest-bearing liabilities	2010 US private placement	USD	4.6	2018	559	561	541	546
Other interest-bearing liabilities	2008 US private placement	USD	5.9 – 6.3	2015-2018	341	342	331	333
Other interest-bearing liabilities	2011 US private placement	USD	2.8	2017	69	70	–	–
Other interest-bearing liabilities	Various	various	various	various	79	78	64	64
					6,512	6,529	5,866	5,877

For financial risk management and financial instruments, see note 32.

41. Audit fees

Other expenses in the consolidated financial statements include EUR13.5 million of fees in 2011 (2010: EUR15.2 million) for services provided by KPMG Accountants N.V. and its member firms and/or affiliates. Fees for audit services include the audit of the financial statements of HEINEKEN and its subsidiaries. Fees for other audit services include sustainability, subsidy and other audits. Fees for tax services include tax compliance and tax advice. Fees for other non-audit services include due diligence related to mergers and acquisitions, review of interim financial statements, agreed upon procedures and advisory services.

	KPMG Accountants N.V.		Other KPMG member firms and affiliates		Total	
	2011	2010	2011	2010	2011	2010
Audit of HEINEKEN and its subsidiaries	**1.9**	2.3	**6.8**	7.4	**8.7**	9.7
Other audit services	**0.2**	0.3	**0.6**	0.6	**0.8**	0.9
Tax services	**–**	–	**1.8**	1.7	**1.8**	1.7
Other non-audit services	**0.2**	0.2	**2.0**	2.7	**2.2**	2.9
Total	**2.3**	2.8	**11.2**	12.4	**13.5**	15.2

42. Off-balance sheet commitments

In millions of EUR	Total	Less than 1 Year	1 – 5 Years	More than 5 Years	Total 2010
Undrawn committed bank facility	**1,041**	**–**	**1,041**	**–**	2,000

	2011		2010	
	Third parties	HEINEKEN companies	Third parties	HEINEKEN companies
Declarations of joint and several liability	**–**	**2,248**	–	2,193

Fiscal unity

The Company is part of the fiscal unity of HEINEKEN in the Netherlands. Based on this the Company is liable for the tax liability of the fiscal unity in the Netherlands.

43. Subsequent events

For subsequent events, see note 37.

44. Other disclosures

Remuneration

We refer to note 35 of the consolidated financial statements for the remuneration and the incentives of the Executive Board members and the Supervisory Board. The Executive Board members are the only employees of the Company.

Participating interests

For the list of direct and indirect participating interests, we refer to notes 16 and 36 to the consolidated financial statements.

Executive and Supervisory Board statement

The members of the Supervisory Board signed the financial statements in order to comply with their statutory obligation pursuant to Article 2:101 paragraph 2 Civil Code.

The members of the Executive Board signed the financial statements in order to comply with their statutory obligation pursuant to Article 2:101 paragraph 2 Civil Code and Article 5:25c paragraph 2 sub c Financial Markets Supervision Act.

Amsterdam, 14 February 2012	Executive Board	Supervisory Board
	Van Boxmeer	Van Lede
	Hooft Graafland	Fernández Carbajal
		Das
		de Carvalho
		Hessels
		De Jong
		Fentener van Vlissingen
		Minnick
		Navarre
		Astaburuaga Sanjinés

Statement of the Executive Board

Statement ex Article 5:25c Paragraph 2 sub c Financial Markets Supervision Act ('Wet op het Financieel Toezicht')

To our knowledge,

1°. the Financial Statements give a true and fair view of the assets, liabilities, financial position and profit of Heineken N.V. and its consolidated companies;

2°. the report of the Executive Board gives a true and fair view of the position as at 31 December 2011 and the developments during the financial year 2011 of Heineken N.V. and its related companies included in its Financial Statements; and

3°. the report of the Executive Board describes the material risks Heineken N.V. is facing.

Executive Board

J.F.M.L. van Boxmeer
D.R. Hooft Graafland

Amsterdam, 14 February 2012

Appropriation of Profit

Article 12, paragraph 7, of the Articles of Association stipulates:

"Of the profits, payment shall first be made, if possible, of a dividend of six per cent of the issued part of the authorised share capital. The amount remaining shall be at the disposal of the General Meeting of Shareholders."

It is proposed to appropriate EUR477 million of the profit for payment of dividend and to add EUR953 million to the retained profits.

Civil code

Heineken N.V. is not a 'structuurvennootschap' within the meaning of Sections 2: 152-164 of the Netherlands Civil Code. Heineken Holding N.V., a company listed on the Euronext Amsterdam, holds 50.005 per cent of the issued shares of Heineken N.V.

Authorised capital

The Company's authorised capital amounts to EUR2.5 billion.

Independent Auditor's Report

To: Annual General Meeting of Shareholders of Heineken N.V.

Report on the financial statements

We have audited the accompanying financial statements 2011 of Heineken N.V., Amsterdam. The financial statements include the consolidated financial statements and the Company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2011, the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information as included on page 67 to 141. The Company financial statements comprise the Company balance sheet as at 31 December 2011, the Company income statement for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information as included on page 142 to 149.

Management's responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Heineken N.V. as at 31 December 2011 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the Company financial statements

In our opinion, the Company financial statements give a true and fair view of the financial position of Heineken N.V. as at 31 December 2011 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirements under Section 2:393 sub 5 at e and f of the Netherlands Civil Code, we have no deficiencies to report as a result of our examination whether the report of the Executive Board as included on page 6 to 55, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and if the information as required under Section 2:392 sub 1 at b - h has been annexed. Further, we report that the report of the Executive Board, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Netherlands Civil Code.

Amsterdam, 14 February 2012

KPMG ACCOUNTANTS N.V.
E.J.L. van Leeuwen RA

Shareholder Information

Investor Relations
HEINEKEN takes a proactive role in maintaining an open dialogue with shareholders and bondholders, providing accurate and complete information in a timely and consistent way. We do this through press releases, the Annual Report, presentations, webcasts, an annual Financial Markets Conference and regular briefings with analysts, fund managers and shareholders.

Ownership structure
Heading the HEINEKEN Group, Heineken Holding N.V. is no ordinary holding company. Since its formation in 1952, the objective of Heineken Holding N.V., pursuant to its Articles of Association has been to manage and/or supervise the HEINEKEN Group and to provide services for Heineken N.V. The role Heineken Holding N.V. has performed for the HEINEKEN Group since 1952 has been to safeguard its continuity, independence and stability and create conditions for controlled, steady growth of the activities of the HEINEKEN Group's activities. The stability provided by this structure has enabled the HEINEKEN Group to rise to its present position as the brewer with the widest international presence and one of the world's largest brewing groups and to remain independent.

Every Heineken N.V. share held by Heineken Holding N.V. is matched by one share issued by Heineken Holding N.V. The net asset value of one Heineken Holding N.V. share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is identical. Historically, however, Heineken Holding N.V. shares have traded at a lower price due to technical factors that are market-specific. Heineken Holding N.V. holds 50.005 per cent of the Heineken N.V. issued shares. On 31 December 2011, L'Arche Green N.V. held 51.083 per cent of the Heineken Holding N.V. shares. The Heineken family holds 88.55 per cent of L'Arche Green N.V. The remaining 11.45 per cent of L'Arche Green N.V. is held by the Hoyer family. Mrs. de Carvalho-Heineken also owns a direct 0.03 per cent stake in Heineken Holding N.V.



FEMSA
L'Arche Green N.V.
Public
51.083 %
33.982%
14.935%
Heineken Holding N.V.
Public
Board of Directors
50.005%
37.463%
12.532%
Heineken N.V.
Supervisory Board
Executive Board
Regional Management
Group Departments
Operating Companies
Legal Entities
Public shareholders
Management

December 2011

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Financial Markets Authority has been notified about the following other substantial shareholdings:

As regards Heineken N.V.:
Massachusetts Financial Services Company

- a capital interest of 2.12 per cent
- a voting interest of 5.00 per cent (2.94 per cent held directly and 2.06 per cent held indirectly).

As regards Heineken Holding N.V.:
Davis Investments, LLC

- a capital interest of 6.46 per cent
- a voting interest of 5.84 per cent.

As at 31 December 2011, FEMSA (through its affiliate CB Equity LLP) holds a 14.94 per cent shareholding in Heineken Holding N.V. and a 12.53 per cent shareholding in Heineken N.V. All FEMSA's Heineken Holding N.V. and Heineken N.V. shares represent a 20 per cent economic interest in the HEINEKEN Group.

Heineken N.V. shares and options

Heineken N.V. shares are traded on Euronext Amsterdam, where the Company is included in the main AEX Index. The share is listed under ISIN code NL0000009165. Prices for the ordinary shares may be accessed on Bloomberg under the symbol HEIA.NA and on the Reuters Equities 2000 Service under HEIA.AS. Options on Heineken N.V. shares are listed on Euronext.Liffe. Additional information is available on the website: www.theHEINEKENcompany.com

In 2011, the average daily trading volume of Heineken N.V. shares was 1,073,506 shares.

Market capitalisation Heineken N.V.

On 31 December 2011, there were 576,002,613 shares of EUR1.60 nominal value in issue. At a year-end price of EUR35.77 on 30 December 2011, the market capitalisation of Heineken N.V. on the balance sheet date was EUR20.6 billion.

Year-end price	EUR35.77	30 December 2011
Highest closing price	EUR43.13	19 May 2011
Lowest closing price	EUR32.05	4 October 2011

Share distribution comparison year-on-year Heineken N.V. shares*

Based on Free float (excluding the holding of Heineken Holding N.V. and FEMSA in Heineken N.V.)



Based on 234.8 million shares in free float

North America	34.0%
UK/Ireland	15.9%
Netherlands	3.8%
Rest of Europe (ex. Netherlands)	22.2%
Rest of the world	3.9%
Domestic and foreign retail	5.5%
Undisclosed	14.7%

* Source: Capital Precision, based on best estimate January 2012.

Heineken N.V. share price

In EUR, Euronext Amsterdam


2011
2010
2009
2008
2007
2006
35.77
36.69
33.27
21.90
44.22
36.03
0
10
20
30
40
50
Share price range
Year-end price
Average trade in 2011: 1,073,506 shares per day

Dividend per share (proposed)

In EUR


2011
2010
2009
2008
2007
0.83
0.76
0.65
0.62
0.70

Heineken Holding N.V. shares

The ordinary shares of Heineken Holding N.V. are traded on Euronext Amsterdam. The shares are listed under ISIN code NL0000008977. Prices for the ordinary shares may be accessed on Bloomberg under the symbol HEIO.NA and on the Reuters Equities 2000 Service under HEIO.AS.

In 2011, the average daily trading volume of Heineken Holding N.V. shares was 197,768 shares.

Market capitalisation Heineken Holding N.V.

On 31 December 2011, there were 288,030,168 ordinary shares of EUR1.60 nominal value in issue and 250 priority shares of EUR2.00 nominal value in issue.

At a year-end price of EUR31.62 on 30 December 2011 the market capitalisation of Heineken Holding N.V. on balance sheet date was EUR9.1 billion.

Year-end price	EUR31.62	30 December 2011
Highest closing price	EUR38.00	19 May 2011
Lowest closing price	EUR27.71	13 September 2011

Share distribution comparison year-on-year Heineken Holding N.V. shares*

Based on Free float (excluding the holding of L'Arche Green N.V. and FEMSA in Heineken Holding N.V.)



Based on 99.3 million shares in free float

North America	43.6%
UK/Ireland	13.5%
Netherlands	3.4%
Rest of Europe (ex. Netherlands)	8.6%
Rest of the world	3.1%
Domestic and foreign retail	1.5%
Undisclosed	26.3%

* Source: Capital Precision, based on best estimate January 2012.

Heineken Holding N.V. share price

In EUR, Euronext Amsterdam


2011
2010
2009
2008
2007
2006
31.62
32.53
29.24
20.41
38.73
30.80
0
10
20
30
40
50
Share price range
Year-end price

Average trade in 2011: 197,768 shares per day

Financial calendar in 2012 for both Heineken N.V. and Heineken Holding N.V.

Announcement of 2011 results	15 February
Publication of Annual Report	2 March
Trading update first quarter 2012	18 April
Annual General Meeting of Shareholders	19 April
Quotation ex-final dividend	23 April
Final dividend 2011 payable	2 May
Announcement of half-year results 2012	22 August
Quotation ex-interim dividend	24 August
Interim dividend 2012 payable	4 September
Trading update third quarter 2012	24 October

Dividend policy

The dividend policy of Heineken N.V. intends to preserve the independence of the Company, to maintain a healthy financial structure and to retain sufficient earnings in order to grow the business both organically and through acquisitions.

The dividend payments are related to the annual development of the net profit before exceptional items and amortisation of brands (net profit beia), which results in a dividend payout ratio in the range of 30–35 per cent.

Dividends are paid in the form of an interim dividend and a final dividend. The interim dividend is fixed at 40 per cent of the total dividend of the previous year. Annual dividend proposals will remain subject to shareholder approval.

Bondholder information

On 4 November 2003, Heineken N.V. issued two bonds for a total of EUR1.1 billion, of which a bond with a face value of EUR600 million with a maturity date of 4 November 2013 is still outstanding.

In September 2008, HEINEKEN established a Euro Medium Term Note (EMTN) Programme which was subsequently updated in September 2009 and September 2010. The programme allows Heineken N.V. from time to time to issue Notes. Currently approximately EUR1.9 billion of Notes is outstanding under the programme. The programme can be used for issuance up to one year after its latest update. The EMTN Programme and all Heineken N.V. bonds are listed on the Luxembourg Stock Exchange.

	Heineken N.V. Bond 2013	Heineken N.V. EMTN 2014	Heineken N.V. EMTN 2015	Heineken N.V. EMTN 2016
Issue date	4 November 2003	6 April 2009	10 March 2009	8 October 2010
Total face value*	EUR600 million	EUR1 billion	GBP400 million	EUR400 million
Interest rate	5.0%	7.125%	7.25%	4.625%
Maturity	4 November 2013	7 April 2014	10 March 2015	10 October 2016
ISIN code	XS0179266753	XS0421464719	XS0416081296	XS0456567055

*The difference versus the amount displayed in the consolidated statement of financial position is due to the amortisation of issue costs.

Contacting Heineken N.V. and Heineken Holding N.V.

Further information on Heineken N.V. is available from the Global Corporate Relations and/or Investor Relations department, telephone +31 20 523 95 90 or by email: investors@heineken.com.

Further information on Heineken Holding N.V. is available by telephone +31 20 622 11 52 or fax +31 20 625 22 13. Information is also available from the Investor Relations department, telephone +31 20 523 95 90 or by email: investors@heineken.com.

The website www.theHEINEKENcompany.com also carries further information about both Heineken N.V. and Heineken Holding N.V.

Countries and Brands



Western Europe

Country	Company	Location	Brands
Belgium	Alken-Maes (99.9%)	Alken, Kobbegem, Opwijk	Maes, Grimbergen, Cristal, Mort Subite, Ciney, Affligem, Judas, Hapkin, Brugs, Postel, Desperados, Heineken
Finland	Hartwall (100%)	Lathi, Karijoki	Lapin Kulta, Karjala, Foster's, Heineken, 1836 Classic Gourmet, Jaffa, Pepsi, Novelle, Original Long Drink, Upcider
France	HEINEKEN France (100%)	Marseille, Mons-en-Baroeul, Schiltigheim	Heineken, Pelforth, Desperados, Affligem, Fischer tradition, '33' Export, Panach', Adelscott, Amstel, Georges Killians, Murphy's Irish Stout
Ireland	HEINEKEN Ireland (100%)	Cork	Heineken, Amstel, Coors Light, Desperados,Tiger, Sol, Murphy's Irish Stout, Beamish Stout, Foster's, Paulaner, Birra Moretti, Żywiec, Affligem
Italy	HEINEKEN Italia (100%)	Pollein (Aosta), Comun Nuovo (Bergamo), Massafra, Assemini (Cagliari)	Birra Moretti, Heineken, Dreher, Ichnusa, Classica von Wunster, Birra Messina, Prinz Brau, Sans Souci, Amstel, Fischer, Strongbow
Netherlands	HEINEKEN Nederland (100%)	Zoeterwoude, 's-Hertogenbosch,	Heineken, Amstel, Wieckse Witte, Jillz, Strongbow, Desperados, Lingen's Blond, Murphy's Irish Red
	Brand Bierbrouwerij (100%)	Wijlre	Brand
	Vrumona (100%)	Bunnik	Crystal Clear, Royal Club, Sisi, Sourcy, Vitamin Water, Pepsi, 7-Up, Rivella
Portugal	Sociedade Central de Cervejas et Bebidas (98.7%)	Vialonga, Luso, Cruzeiro	Sagres, Luso, Cruzeiro, Cergal, Imperial, Heineken, Foster's, Jansen, São Jorge, Bulmer
Spain	HEINEKEN España (98.7%)	Seville, Madrid, Valencia, Jaen	Cruzcampo, Amstel, Heineken, Shandy, Paulaner, Guinness, Latino, Foster's, Legado de Yuste, Maes, John Smith, Judas, Mort Subite, Newcastle
Switzerland	HEINEKEN Switzerland (100%)	Chur, Lucerne	Heineken, Eichhof, Calanda, Desperados, Ittinger, Haldengut, Ziegelhof, Erdinger, Clausthaler, Amstel
United Kingdom	HEINEKEN UK (100%)	Manchester, Tadcaster, Edinburgh, Hereford, Ledbury	Foster's, Strongbow, John Smith's, Kronenbourg, Bulmers, Heineken, Newcastle Brown Ale, Amstel, Sol, Woodpecker, Tiger, Jacques, Deuchars IPA



Central and Eastern Europe

Country	Company	Location	Brands
Austria	Brau Union Österreich (100%) Pago International (100%)	Leoben, Graz, Schladming, Schwechat, Wieselburg, Zipf, Linz, Hallein	Heineken, Zipfer, Gösser, Puntigamer, Desperados, Edelweiss, Schlossgold, Kaiser, Schwechater, Wieselburger, Reininghaus, Schladminger
Belarus	HEINEKEN Breweries (100%) Rechitsapivo (96.2%)	Bobruysk Rechitsa	Heineken, Zlaty Bazant, Rechitskoe, Bobrov, Gösser, Doctor Diesel, Dneprovska
Bulgaria	Zagorka Brewery (49.4%)	Stara Zagora	Heineken, Zagorka, Desperados, Ariana, Amstel, Stolichno, Starobrno, Kaiser
Croatia	Karlovacka Pivovara (100%)	Karlovac	Heineken, Karlovacko, Desperados, Edelweiss
Czech Republic	HEINEKEN Ceská Republika (100%)	Krušovice, Brno, Velke Brezno, Krasne Brezno	Heineken, Krušovice, Starobrno, Zlatopramen, Breznak, Frij, Zlaty Bazant, Hostan, Cerveny Dark, Baron Trenck
Germany	Paulaner Brauerei (25%)	München	Paulaner Weissbier, Paulaner, Hacker-Pschorr, Thurn & Taxis
	AuerBräu (25%)	Rosenheim	Auer
	Weissbierbrauerei Hopf (25%)	Miesbach	Hopf Weisse
	Kulmbacher Brauerei (31.4%)	Kulmbach	Kulmbacher, Mönchshof, EKU, Kapuziner
	Sternquell Brauerei (31.4%)	Plauen	Sternquell
	Braustolz (31.4%)	Chemnitz	Braustolz
	Scherdel (31.4%)	Hof	Scherdel
	Würzburger Hofbräu (31.4%)	Würzburg	Würzburger Hofbräu, Keiler
	Fürstlich Fürstenbergische Brauerei (49.9%)	Donaueschingen	Fürstenberg, Riegeler
	Privatbrauerei Hoepfner (49.9%)	Karlsruhe	Hoepfner, Grape
	Privatbrauerei Schmucker (49.9%)	Mossautal	Schmucker
Greece	Athenian Brewery (98.8%)	Athens, Patras, Thessaloniki, Lamia	Heineken, Amstel, Alfa, Fischer, Sol, Buckler, McFarland, Murphy's Irish Stout, BIOS 5, IOLI
Hungary	HEINEKEN Hungaria (100%)	Martfü, Sopron	Heineken, Gösser, Soproni Aszok, Amstel, Kaiser, Zlaty Bazant, Edelweiss, Schlossgold, Steffl, Adambrau, Buckler
Kazakhstan	Efes Karaganda (28%)	Almaty, Karaganda	Heineken, Tian Shan, Efes, Beliy Medved, Stary Melnik, Sokol, Gold Mine

Central and Eastern Europe continued

Country	Company	Location	Brands
Macedonia	Pivara Skopje (48.2%)	Skopje	Heineken, Amstel, Skopsko, Gorsko
Poland	Grupa Żywiec (61.9%)	Cieszyn, Elblag, Lezajsk, Warka, Żywiec	Heineken, Desperados, Żywiec, Warka, Tatra, Strong, Special, Królewskie, Lezajsk
Romania	HEINEKEN Romania (98.4%)	Constanta, Craiova, Miercurea Ciuc, Targu Mures	Heineken, Ciuc, GoldenBrau, Silva, Bucegi, Neumarkt, Gambrinus, Horgita, Hatigana, Desperados, Edelweiss
Russia	HEINEKEN Breweries (100%)	Irkutsk, St.Petersburg, Ekaterinburg Kaliningrad, Khabarovsk, Sterlitamak Novosibirsk, Nizhnyi Novgorod	Heineken, Amstel, Bochkarev, Ochota, Zlaty Bazant, Guinness, Buckler, Stepan Razin, PIT, Edelweiss, Doctor Diesel, Tri Medvedya, Gösser, Amur-Pivo, Zhigulevskoye, Patra, Strelets, Bereg Baikala, Okskoye, Rusich, Volnaya Sibir, Sedoy Ural, Shikhan, Ostmark, Kenigsberg
Serbia	United Serbian Breweries (72%) United Serbian Breweries Zajecarsko (52.5%)	Novi Sad Zajecar	Heineken, MB, Master, Amstel PilsPlus, Efes, Zajecarsko
Slovakia	HEINEKEN Slovensko (100%)	Hurbanovo	Heineken, Zlaty Bazant, Corgon, Kelt, Starobrno, Gemer, Martiner



Africa and the Middle East

Country	Company	Location	Brands
Algeria	Tango (100%)	Algiers	Tango, Samba, Fiesta, Heineken, Amstel
Burundi	Brarudi (59.3%)	Bujumbura, Gitega	Amstel, Primus, Heineken
Cameroon	Brasseries du Cameroun (8.8%)	Bafoussam, Douala, Garoua, Yaoundé	Amstel, Mützig, Heineken
Congo	Brasseries du Congo (50%)	Brazzaville, Pointe Noire	Guinness, Maltina, Mützig, Ngok, Primus, Turbo King, Heineken
Democratic Republic of Congo	Bralima (95%)	Boma, Bukavu, Kinshasa, Kisangani, Mbandaka, Lubumbashi	Maltina, Mützig, Primus, Turbo King, Legend, Heineken, Amstel
Egypt	Al Ahram Beverages Company (99.9%)	Badr, El Obour, Sharki, 6th of October City, Gianaclis, El Gouna	Heineken, Birell, Fayrouz, Meister Max, Sakara, Stella, Amstel Zero, Luxor
Ethiopia	Bedele Brewery (100%) Harar Brewery (100%)	Bedele Harar	Bedele Harar
Ghana	Guinness Ghana Breweries Ltd. (20%)	Accra, Kumasi	Amstel Malta, Guinness, Gulder, Star, Malta, Heineken
Israel	Tempo Beverages Limited (40%)	Netanya	Heineken, GoldStar, Maccabi, Nesher Malt, Newcastle Brown Ale
Jordan	General Investment (10.8%)	Zerka	Amstel, Heineken
Lebanon	Almaza (67%)	Beirut	Almaza, Laziza, Amstel, Heineken
Morocco	Brasseries du Maroc (2.2%)	Casablanca, Fès, Tanger	Heineken, Fayrouz
Namibia	Namibia Breweries (14.6%)	Windhoek	Heineken, Guinness, Windhoek, Amstel, Tafel
Nigeria	Nigerian Breweries Plc (54.1%)	Aba, Ama, Ibadan, Kaduna (2), Lagos, Onitsha, Sango-Ota	Heineken, Amstel Malta, Gulder, Legend, Maltina, Star, Fayrouz, Life Continental Lager, Goldberg Lager, Malta Gold
	Consolidated Breweries (50.5%)	Ijebu Ode, Awo-Omamma, Makurdi, Lagos, Uyo	'33' Export, Hi-malt, Maltex, Turbo King, More Lager, Williams, Champion Lager
Réunion	Brasseries de Bourbon (85.7%)	Saint Denis	Bourbon, Dynamalt, Heineken
Rwanda	Bralirwa (75%)	Gisenyi, Kigali	Amstel, Guinness, Mützig, Primus, Turbo King, Heineken
Sierra Leone	Sierra Leone Brewery (83.1%)	Freetown	Heineken, Guinness, Maltina, Star
South Africa	Sedibeng Brewery (75%)	Johannesburg (Sedibeng)	Heineken, Amstel, Windhoek, Strongbow, Guinness
Tunisia	Nouvelle de Brasserie 'Sonobra' (49.99%)	Grombalia, Ksar Lemsa	Heineken, Golden Brau, Fayrouz, Bravo, Sahara



The Americas

Country	Company	Location	Brands
Argentina	Companias Cervecerías Unidas Argentina (33.1%)	Salta, Santa Fe, Lujan	Heineken, Budweiser, Paulaner, Birra Moretti, Guinness, Corona, Negra Modelo, Salta, Santa Fe, Cordoba, Kunstmann, Palermo, Biecker, Schneider, Imperial, Otro Mundo
Bahamas	Commonwealth Brewery (75%)	Nassau	Heineken, Guinness, Kalik, Vitamalt
Brazil	Cervejarias Kaiser (100%)	Araraquara, Cuibabá, Feira de Santana, Gravataí, Jacareí, Manaus, Pacatuba, Ponta Grossa	Kaiser, Bavaria, Sol, Summer Draft, Gold, Heineken, Kaiser Bock, Xingú, Dos Equis, Amstel Pulse, Birra Moretti, Edelweiss, Murphy's, Santa Cerva
Chile	Companias Cervecerías Unidas (33.1%)	Antofagasta, Santiago, Temuco	Heineken, Cristal, Escudo, Royal, Kunstmann
Costa Rica	Cervecería Costa Rica (25%)	San José	Heineken, Bavaria, Imperial, Pilsen, Rock Ice
Dominican Republic	Cervecería Nacional Dominicana (9.3%)	Santo Domingo	Presidente
Haiti	Brasserie Nationale d'Haïti (22.5%)	Port-au-Prince	Guinness, Malta, Prestige
Jamaica	Desnoes & Geddes (15.5%)	Kingston	Heineken, Dragon Stout, Guinness, Red Stripe
Martinique	Brasserie Lorraine (100%)	Lamentin	Heineken, Lorraine, Malta, Porter
Mexico	Cervecería Cuauhtémoc Moctezuma (100%)	Monterrey, Tecate, Orizaba, Guadalajara, Toluca, Navojoa	Tecate, Sol, Dos Equis, Bohemia, Coors Light, Indio, Carta Blanca, Superior, Kloster, Noche Buena, Soul Citric
Nicaragua	Consorcio Cervecero Centroamericano (12.5%)	Managua	Heineken, Bufalo, Tona, Victoria
Panama	Cervecerías Barú-Panama (74.9%)	Panama City	Heineken, Crystal, Guinness, Panama, Soberana, Budweiser
St. Lucia	Windward & Leeward Brewery (72.7%)	Vieux-Fort	Heineken, Guinness, Piton
Suriname	Surinaamse Brouwerij (76.2%)	Paramaribo	Heineken, Parbo
Trinidad	Carib Development Corporation (20%)	Port of Spain	Carib, Stag, Guinness



Asia Pacific

Country	Company	Location	Brands
Cambodia	Cambodia Brewery (33.5%)	Phnom Penh	ABC Extra Stout, Anchor, Gold Crown, Tiger
China	Shanghai Asia Pacific Brewery (46%) Hainan Asia Pacific Brewery (46%) Guanghzhou Asia Pacific Brewery (46%)	Shanghai Haikou Guanghzhou	Heineken, Reeb, Tiger, Anchor, Aoke, Tiger Crystal, Sol, Strongbow, Murphy's Irish Red
India	United Breweries (37.5%) UB Ajanta Breweries (50%)	Cherthala, Palakkad, Hyderabad, Ponda, Ludhiana, Chopanki, Mangalore, Bangalore, Khurda, Aurangabad, Chennai, Vishakhapatnam, Dharuhera, Mumba Aurangabad	Heineken, Cannon 10000, Arlem, Baron's Strong Brew, Kingfisher, Kalyani, UB
Indonesia	Multi Bintang Indonesia (40.6%)	Sampang Agung, Tangerang	Heineken, Bintang, Guinness, Bintang Zero, Green Sands
Laos	Lao Asia Pacific Breweries (28.5%)	Vientiane	Tiger, Namkong, ABC Stout, Heineken
Malaysia	Guinness Anchor Berhad (10.7%)	Kuala Lumpur	Heineken, Anchor, Baron's, Guinness, Strongbow, Kilkenny, Tiger, Lion, Malta, Anglia
Mongolia	MCS Asia Pacific Brewery (23.1%)	Ulaan Baatar	Tiger, Sengur
New Caledonia	Grande Brasserie de Nouvelle Calédonie (36.6%)	Nouméa	Heineken, Number One, Desperados, Havannah, Hinano



Asia Pacific continued

Country	Company	Location	Brands
New Zealand	DB Breweries (41.9%)	Greymouth, Mangatainoka, Otahuhu,	Heineken, Amstel, DB Draught, Export Gold, Export Dry, Tiger, Monteith's, Tui, Fuse, Barrel 51, Murphy's Irish Stout
	DB South Island Brewery (23.1%)	Timaru	Murphy's Irish Red, Double Brown, Bushmans Draught, DB Draught, Export 33, Export Dry, Export Gold, Flame, Monteith's, Skippers Draught, Tui
Papua New Guinea	South Pacific Brewery (31.8%)	Lae, Port Moresby	Niugini Ice Beer, South Pacific Export Lager, SP Lager, SP Gold
Singapore	Asia Pacific Breweries (Singapore) (41.9%)	Singapore	Heineken, ABC Stout, Guinness Foreign Extra Stark, Raffles
		Archipelago	Archipelago, Belgian Wit, Irish Ale, Bohemian Lager, Summer Ale, Strongbow, Bulmers, Guinness Draught, Erdinger, Kirin Ichiban, Kilkenny, Old Speckled Hen
Solomon Islands	Solomon Breweries (40.9%)	Honiara	Solbrew
Sri Lanka	Asia Pacific Brewery (Lanka) (25.2%)	Mawathagama	Bison, Kings Stout, Baron's, Lager, Baron's Strong Brew, ABC Stout, Anchor
Thailand	Thai Asia Pacific Brewery (15.4%)	Bangkok	Heineken, Tiger, Cheers, Guinness, Kilkenny
Vietnam	Vietnam Brewery (25.2%)	Ho Chi Minh City	Heineken, Bivina, Tiger
	Asia Pacific Breweries (Hanoi) (41.9%)	Hatay	Heineken, Anchor Draft, Tiger, Larue
	VBL Da Nang Co (25.2%)	Da Nang	Foster's, BGI, Larger
	VBL Tien Giang (25.2%)	Tien Giang	
	VBL Quang Nam (20.1%)	Guang Nam	

Historical Summary

	2011	2010*	2009	2008	2007
Revenue and profit					
In millions of EUR					
Revenue	**17,123**	16,133	14,701	14,319	11,245
Results from operating activities	**2,215**	2,298	1,630	1,182	1,364
Results from operating activities (beia)	**2,458**	2,430	1,968	181	1,642
as % of revenue	**14.4**	15.1	13.4	1.3	14.6
as % of total assets	**9.1**	9.1	9.8	0.9	13.7
Net profit	**1,430**	1,447	1,018	209	807
Net profit (beia)	**1,584**	1,456	1,055	1,013	1,119
as % of equity attributable to equity holders of the Company	**16.2**	14.7	19.7	22.7	20.7
Dividend proposed	**477**	438	318	304	343
as % of net profit	**33.1**	30.2	31.2	145.5	42.5
Per share of EUR1.60					
In millions of EUR					
Cash flow from operating activities	**5.05**	4.61	4.87	3.39	3.12
Net profit (beia)	**2.71**	2.59	2.16	2.07	2.28
Dividend proposed	**0.83**	0.76	0.65	0.62	0.70
Equity attributable to equity holders of the Company including the effect of the ASDI	**16.70**	17.67	10.95	9.14	11.04
Cash flow statement					
In millions of EUR					
Cash flow from operations	**3,720**	3,548	3,029	2,168	1,945
Cash flow used for interest, dividend and income tax	**(809)**	(891)	(650)	(508)	(416)
Cash flow from operating activities	**2,911**	**2,657**	**2,379**	**1,660**	**1,529**
Cash flow from operational investing activities	**(818)**	(664)	(638)	(1,110)	(866)
Free operating cash flow	**2,093**	**1,993**	**1,741**	**550**	**663**
Cash flow used for acquisitions and disposals	**(937)**	257	(149)	(3,634)	(259)
Dividend paid	**(580)**	(483)	(392)	(485)	(417)
Cash flow from/(used in) financing activities, excluding dividend	**(454)**	(1,689)	(1,445)	3,794	(214)
Net cash flow	**122**	**78**	**(245)**	**225**	**(227)**
Cash conversion rate	**122.1%**	125.6%	147.7%	47.8%	53.4%
Financing ratios					
Net debt/EBITDA (beia)	**2.27**	2.26	2.62	3.28	0.73

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e of the Financial statements)

	2011	2010*	2009	2008	2007
EBIT (beia)/Net interest expense	6.4	5.4	3.9	5.1	19.2
Free operating cash flow/Net debt	25%	25%	23%	6%	38%
Net debt/Equity	0.8	0.8	1.4	1.9	0.3

Financing

In millions of EUR

	2011	2010*	2009	2008	2007
Share capital	922	922	784	784	784
Reserves and retained earnings	8,852	9,010	4,567	3,687	4,620
Equity attributable to equity holders of the Company	**9,774**	9,932	5,351	4,471	5,404
Minority interests	318	288	296	281	307
Total equity	**10,092**	10,220	5,647	4,752	5,711
Employee benefits	1,174	1,097	634	688	586
Provisions (including deferred tax liabilities)	1,483	1,589	1,304	1,163	728
Non-current loans and borrowings	8,199	8,078	7,401	9,084	1,295
Other liabilities (excluding provisions)	6,179	5,678	5,194	4,900	3,634
Liabilities (excluding provisions)	**14,378**	13,756	12,595	13,984	4,929
Total equity and liabilities	**27,127**	26,662	20,180	20,587	11,954

	2011	2010*	2009	2008	2007
Equity attributable to equity holders of the Company/ (employee benefits, provisions, and liabilities)	0.57	0.60	0.37	0.28	0.87

Employment of capital

In millions of EUR

	2011	2010*	2009	2008	2007
Property, Plant and Equipment	7,860	7,687	6,017	6,314	4,673
Intangible assets	10,835	10,890	7,135	7,030	2,110
Other non-current assets	3,724	3,767	2,875	2,494	1,814
Total non-current assets	**22,419**	22,344	16,027	15,838	8,597
Inventories	1,352	1,206	1,010	1,246	883
Trade and other current assets	2,543	2,502	2,623	2,805	1,900
Cash, cash equivalents and current other investments	813	610	520	698	574
Total current assets	**4,708**	4,318	4,153	4,749	3,357
Total assets	**27,127**	26,662	20,180	20,587	11,954

	2011	2010*	2009	2008	2007
Total equity/Total non-current assets	0.45	0.46	0.35	0.30	0.66
Current assets/Current liabilities (excluding provisions)	0.78	0.79	0.80	0.97	0.92

* Comparatives have been adjusted due to the accounting policy change in employee benefits (see note 2e of the Financial statements)

Glossary

ASDI
Allotted share delivery instrument (ASDI) representing Heineken N.V.'s obligation to deliver Heineken N.V. shares, either through issuance and/or purchasing of its own shares.

Beia
Before exceptional items and amortisation of brands and customer relations.

Cash conversion ratio
Free operating cash flow/Net profit (beia) before deduction of non-controlling interests.

Depletions
Sales by distributors to the retail trade.

Dividend payout
Proposed dividend as percentage of net profit (beia).

Earnings per share
Basic
Net profit divided by the weighted average number of shares – basic – during the year.
Diluted
Net profit divided by the weighted average number of shares – diluted – during the year.

EBIT
Earnings before interest and taxes and net finance expenses. EBIT includes HEINEKEN's share in net profit of associates and joint ventures.

EBITDA
Earnings before interest and taxes and net finance expenses before depreciation and amortisation.

Effective tax rate
Taxable profit adjusted for share of profit of associates and joint ventures, dividend income and impairments of other investments.

Eia
Exceptional items and amortization of brands and customer relationships.

Fixed costs
Fixed costs include personnel costs, depreciation and amortisation, repair and maintenance costs and other fixed costs. Exceptional items are excluded from these costs.

Fixed costs ratio
Fixed costs as a percentage of revenue.

Free operating cash flow
This represents the total of cash flow from operating activities, and cash flow from operational investing activities.

Gearing
Net debt/total equity.

Innovation rate
The Innovation Rate is calculated as revenues generated from innovations launched/introduced in the past 12 quarters divided by revenue.

Net debt
Non-current and current interest-bearing loans and borrowings and bank overdrafts less investments held for trading and cash.

Net debt/EBITDA (beia) ratio
The ratio is based on a 12 month rolling calculation for EBITDA (beia).

Net profit
Profit after deduction of non-controlling interests (profit attributable to equity holders of the Company).

Organic growth
Growth excluding the effect of foreign currency translational effects, consolidation changes, exceptional items, amortisation of brands and customer relations.

Organic volume growth
Increase in volume, excluding the effect of the first time consolidation of acquisitions.

Operating profit
Results from operating activities.

Profit
Total profit of the Group before deduction of non-controlling interests.

®
All brand names mentioned in this report, including those brand names not marked by an ®, represent registered trademarks and are legally protected.

Region
A region is defined as Heineken N.V.'s managerial classification of countries into geographical units.

Revenue
Net realised sales proceeds in Euros.

Top-line growth
Growth in net revenue.

Volume
Amstel® volume
The group beer volume of the Amstel brand.
Consolidated beer volume
100 per cent of beer volume produced and sold by fully consolidated companies (excluding the beer volume brewed and sold by joint venture companies).
Group beer volume
100 per cent of beer volume produced and sold by fully consolidated companies and joint venture companies as well as the volume of Heineken's brands produced and sold under licence by third parties.
Heineken® volume
The Group beer volume of the Heineken brand.
Heineken® volume in premium segment
The Group beer volume of the Heineken brand in the premium segment (Heineken volume in the Netherlands is excluded).
Total Consolidated volume
Volume produced and sold by fully consolidated companies (including beer, cider, soft drinks and other beverages), volume of third party products and volume of Heineken's brands produced and sold under licence by third parties.

Weighted average number of shares
Basic
Weighted average number of issued shares including the weighted average of outstanding ASDI, adjusted for the weighted average of own shares purchased in the year.
Diluted
Weighted average number of issued shares including weighted average of outstanding ASDI.

Reference Information

A Heineken N.V. publication
Heineken N.V.
P.O. Box 28
1000 AA Amsterdam
The Netherlands

telephone +31 20 523 92 39
fax +31 20 626 35 03

Copies of the Annual Report and further information are obtainable from the Global Corporate Relations department via www.theHEINEKENcompany.com

Production and editing
Heineken N.V. Global Corporate Relations

Text
HEINEKEN

Translation into Dutch
V V H Business Translations, Utrecht, the Netherlands

Photography
John Wildgoose, UK
The packshot company Ltd, London
HEINEKEN

Graphic design and electronic publishing
Addison Corporate Marketing Ltd, London

An abbreviated version of this report is available in the Dutch language. In the event of any discrepancy between language versions, the English version prevails.

Printing
Boom & van Ketel grafimedia, Haarlem, the Netherlands

Binding and distribution
Hexspoor, Boxtel, the Netherlands

Paper
Cocoon Silk 300 gsm cover
Cocoon Silk 135 gsm inside pages
Cocoon Silk 115 gsm inside financial pages
Cocoon Silk is produced by an ISO 140001 accredited manufacturer and is certified as an FSC® recycled product.

FSC www.fsc.org RECYCLED Paper made from recycled material FSC® C017363

It is produced with 100 per cent recycled post consumer fibre and is produced in a chlorine free process PCF (Process Chlorine Free).

More information from HEINEKEN online:
www.theHEINEKENcompany.com
www.heineken.com
www.enjoyHEINEKENresponsibly.com

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